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07023560

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Truly Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 03700 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 5/16/07

TRULY®

信利國際有限公司

Truly International Holdings Limited

Stock code 股份代號：732

Annual Report 2006 年報

RECEIVED 82-03700
2007 MAY 15 A 10:04
ARIS 12-31-06
OFFICE OF INTERNATIONAL CORPORATE FINANCE



MAKING THE WORLD TRULY COLOURFUL



Contents
目錄

General Information	一般資料	**2**
Financial Highlights	財務摘要	**3**
The Chairman's Statement	主席報告書	**6**
Management Discussion and Analysis	管理層討論及分析	**9**
Directors' Report	董事會報告書	**17**
Independent Auditor's Report	獨立核數師報告書	**28**
Consolidated Income Statement	綜合收益表	**30**
Consolidated Balance Sheet	綜合資產負債表	**31**
Consolidated Statement of Changes in Equity	綜合權益變動表	**33**
Consolidated Cash Flow Statement	綜合現金流量表	**35**
Notes to the Consolidated Financial Statements	綜合財務報表附註	**37**
Financial Summary	財務資料概要	**88**

General Information
一般資料

EXECUTIVE DIRECTORS
Lam Wai Wah, Steven *(Chairman)*
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua

INDEPENDENT NON-EXECUTIVE DIRECTORS
Ip Cho Ting, Spencer
Heung Kai Sing
Chung Kam Kwong

COMPANY SECRETARY AND QUALIFIED ACCOUNTANT
Ng Sui Wa, Thomas

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants
35/F One Pacific Place
88 Queensway
Hong Kong

SHARE REGISTRARS, WARRANT REGISTRARS AND TRANSFER OFFICE
In Hong Kong
Secretaries Limited
26/F Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

In the Cayman Islands
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

BANKERS
Standard Chartered Bank (HK) Limited
Citibank, N.A.
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank
Mizuho Corporate Bank, Ltd.

REGISTERED OFFICE
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

PRINCIPAL OFFICE
2/F Chung Shun Knitting Centre
1-3 Wing Yip Street
Kwai Chung, N.T.
Hong Kong

WEBSITE
http://www.truly.com.hk

執行董事
林偉華 *(主席)*
黃邦俊
張達生
李建華

獨立非執行董事
葉祖亭
香啟誠
鍾錦光

公司秘書及合資格會計師
吳瑞華

核數師
德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

股份及認股權證過户登記處
香港
秘書商業服務有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓

開曼群島
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

往來銀行
渣打銀行(香港)有限公司
花旗銀行
香港上海滙豐銀行有限公司
恒生銀行
瑞穗實業銀行

註冊辦事處
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

主要辦事處
香港
新界葵涌
永業街1至3號
忠信針織中心2樓

網址
http://www.truly.com.hk

Financial Highlights
財務摘要

For the year ended 31 December
截至十二月三十一日止年度

		2006 二零零六年 Audited 經審核 HK$'000 千港元	2005 二零零五年 Audited 經審核 HK$'000 千港元
Turnover	營業額	**4,523,826**	4,574,079
Gross profit	毛利	**899,886**	1,086,360
Net profit for the year	本年度純利	**532,046**	702,048
EPS	每股盈利		
– Basic	一基本	**HK$1.15港元**	HK$1.54港元
– Diluted	一攤薄	**HK$1.13港元**	HK$1.50港元
DPS	每股股息		
– Interim	一中期	**HK$0.23港元**	HK$0.23港元
– Final	一末期	**HK$0.25港元**	HK$0.25港元

Financial Highlights
財務摘要

For the year ended 31 December
截至十二月三十一日止年度

Analysis of gross, operating and net profit margins (%)
毛利、經營溢利及純利率分析(%)



%
35
30
25
20
15
10
5
27.5%
28.4%
29.0%
23.2%
23.8%
19.9%
11.9%
14.2%
17.4%
18.3%
18.8%
15.2%
8.8%
12.1%
13.8%
15.5%
15.3%
11.8%
2001
2002
2003
2004
2005
2006
Gross profit margin
毛利率
Net profit margin
純利率
Operating profit margin
經營溢利率

Basic earnings and dividends per share (HK cents)
每股基本盈利及股息(港仙)



HK Cents
港仙
160
140
120
100
80
60
40
20
0
EPS
每股盈利
DPS
每股股息
13.8
8
23.4
12
43.4
19
118
40
154
48
115
48
2001
2002
2003
2004
2005
2006


Turnover by geographical segments
按地區分類劃分之營業額
Others 其他 1%
USA 美國 1.9%
Europe 歐洲 4.5%
Hong Kong 香港 4.6%
Japan 日本 3%
South Korea 南韓 5%
China 中國 80%
2006
Others 其他 1%
USA 美國 1%
Europe 歐洲 3%
Hong Kong 香港 3%
Japan 日本 4%
South Korea 南韓 13%
China 中國 75%
2005
Turnover by business segments
按業務分類劃分之營業額
2006
3% Electronic Consumer Products
電子消費產品
97% LCD Products
液晶體顯示器產品
2005
4% Electronic Consumer Products
電子消費產品
96% LCD Products
液晶體顯示器產品

The Chairman's Statement
主席報告書

Dear shareholders,

2006 was a disappointing year for the Group's results. Audited consolidated turnover for the year ended 31 December 2006 was HK$4.52 billion which was about 1% less than the last corresponding year (HK$4.57 billion). Audited net profit for the year was about HK$532 million representing a decrease of approximately 24% over 2005 (HK$702 million). During the year ended 31 December 2006, gross and net profit margins were down to 19.9% (2005: 23.8%) and 11.8% (2005: 15.3%) respectively.

Sales of the Group's Liquid Crystal Display ("LCD") products were approximately HK$4.4 billion, same as last year. The three major categories were Thin-Film Transitor ("TFT"), Colour Supertwisted Nematic ("CSTN") and Mono STN LCD Displays which accounted for 50%, 29% and 17% respectively of the total LCD's turnover. The exceptionally outperformed TFT sales during the year not only had given us more and more business opportunity in expanding our customer base, but also a strong support for the future of our upcoming in-house TFT panel production facilities. However, the Group inevitably had to suffer from this temporary drop in gross profit margins obtained from the enhanced TFT assembling business in 2006. I trust this situation will be significantly improved when we have our own panel production line starting from mid-2007.

MAKING GOOD PROGRESS IN DIVERSIFYING TO AUTOMOTIVE, INDUSTRIAL AND EQUIPMENT MARKET

With more hands-on experiences in developing new customers and products for automotive, industrial and equipment applications, since 2004 the Group has been making good progress in penetrating into these markets. We are about to deploy some standing technical support and engineering staff overseas such as the UK to help boost the sales to Europe and the US. Together with the strengthened marketing force in these areas, we have no doubt about its huge and positive contributions to the Group's profitability and business performance in the very near future.

各位股東：

二零零六年對本集團而言業績未如理想。截至二零零六年十二月三十一日止年度之經審核綜合營業額約為45.2億港元，較去年同期（45.7億港元）減少1%。本年度之經審核純利約為5.32億港元，較二零零五年（7.02億港元）減少約24%。截至二零零六年十二月三十一日止年度之毛利率及純利率分別減少至19.9%（二零零五年：23.8%）及11.8%（二零零五年：15.3%）。

本集團液晶顯示器（「LCD」）的產品銷售約為44億港元，與去年相同。液晶顯示器分為薄膜電晶體（「TFT」）、彩色超扭曲向列型（「CSTN」）及單色STN LCD三大類別。該等產品佔液晶顯示器總營業額分別約為50%、29%及17%。年內TFT顯示器的銷售表現出類拔萃，不僅為我們締造更多擴充集團客戶基礎之商機，同時亦為集團快將落成自製TFT面板之生產設施今後的發展給予有力支持。然而，本集團難免須承受二零零六年TFT組裝業務提升後毛利率暫時下跌之影響。本人相信，此情況在本集團於二零零七年年中擁有面板生產設施之時將會大有改善。

多元化拓展至汽車、工業及設備市場之進度良好

隨著本集團積累更多豐富之經驗開發汽車界、工業界及設備界新客戶及產品，集團自二零零四年起進軍該等市場之進度理想。本集團將會派遣部分技術支援及工程人員長駐英國等海外地區，以助刺激歐美等地銷量，加上本集團在該等地區之市場推廣力量強大，相信於不久將來定可大大增強集團之盈利能力，為集團之業務表現帶來之貢獻良多。

INCREASE OF MORE THAN HK$50 MILLION IN R&D AND RELATED PRODUCTION OVERHEADS FOR THE NEW TFT PRODUCTION FACILITIES

As previously announced, the Group, through a turn-key contractor, commenced the construction of a new TFT-LCD project in the middle of 2006, which is expected to have a final total cost in the region of HK$1.5 billion. The overall progress of the project is on schedule, with the construction of the factory building completed in October 2006 and equipment since being installed in stages. The principal equipment is expected to arrive from overseas in three shipments in March 2007 and it is currently projected that pilot production will commence in June 2007.

The Company had included as expenses in its consolidated financial statements for the year ended 31 December 2006 (1) the R&D expenses of approximately HK$40 million directly incurred for the TFT-LCD project and (2) the expenses of approximately HK$15 million represented by certain raw materials and production costs incurred in the R&D of the production know-how for the project. Together they represent all of the R&D expenses incurred in 2006 for the TFT-LCD project. With the general increases of production overheads, distribution costs, staff costs, administrative expenses and finance costs during the year, both gross and net profit margins were therefore reduced to a large extent especially in the last two quarters.

PROSPECTS OF TRULY'S TFT BUSINESS

It is not expected that the Group will incur and write off substantial R&D expenses in relation to the TFT-LCD project in the future. The only substantial expense item related to this project which will be charged to the Group's financial statements for periods commencing with the second half of the year ending 31 December 2007 is expected to be the recurring depreciation charge for the equipment at 15% per annum on a reducing balance basis, which is consistent with the general depreciation policy adopted by the Group for its production equipment.

With the strong order books on hand, we are confident of maintaining a satisfactory growth momentum in the short and medium terms. We believe the pressure on both the gross and net profit margins will be gradually reduced in the long run.

增加高逾50,000,000港元作為TFT技術之研發及興建新生產設施之相關生產費用

誠如較早前所公佈，本集團於二零零六年中透過一名主要承包商動工興建一項新TFT-LCD項目，預計最終總成本約為15億港元。該項目之整體進度理想，廠房大樓已於二零零六年十月落成，並分階段逐步安裝相關設備。預期主要設備將於二零零七年三月分三次從外國運抵，按照目前預期，將可於二零零七年六月試產。

本公司截至二零零六年十二月三十一日止年度之綜合財務報表已計入之開支包括(1)TFT-LCD項目直接產生之研發開支約40,000,000港元，及(2)該項目進行生產技術研發所產生之若干原材料及生產成本開支約15,000,000港元，該等開支合計即相當於集團在二零零六年就TFT-LCD項目所產生之一切研發開支。由於年內之生產經常費用、分銷成本、員工成本、行政費用及財務費用整體而言有所增加，毛利率及純利率因而大幅減少，其中最後兩季尤其明顯。

信利TFT業務之前景

預期本集團日後將不會產生有關TFT-LCD項目之重大研發開支，亦無需就此作出撇減。此項目涉及之唯一一項重大開支項目將於截至二零零七年十二月三十一日止下半年起之期間於本集團財務報表扣除一項經常性之設備折舊開支，按餘額遞減法每年減少15%為基準，此乃與本集團就生產設備採納之一般折舊政策相符。

本集團目前之手頭訂單強勁，我們相信中短期而言本集團仍可保持良好之增長勢頭，一些對毛利及純利率造成之壓力長遠而言將會逐步減退。

The Chairman's Statement
主席報告書

TRULY KEEPS INVESTING IN HUMAN RESOURCES

Being a major reason for the drop of the Group's profitability in 2006 and a crucial element for our continued future growth, investment in competent staff will still be our key focus in 2007 and the years ahead. However, to cope with the ever-changing business environment and to make good and effective use of the Group's financial resources, the Board has assigned an executive director as the Chief Operating Officer to oversee the internal controls and risk management of all the vital functions of the Group. This measure will also ensure the change of our workforces and hence the resulting staff cost is commensurate with the business growth.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

Lam Wai Wah, Steven
Chairman

Hong Kong, 29 March 2007

信利堅守投資於人才的信念

珍視人才及其投資乃推動本集團今後持續增長之主要火車頭,亦是導致二零零六年本集團盈利能力下降之主因,因此二零零七年以至今後我們仍將重點投放於人才方面。為了配合瞬息萬變之營商環境,有效善用本集團之財政資源,董事會已委任一名執行董事出任營運總監一職,以監督集團旗下各主要部門之內部監控及風險管理。此項措施將可確保本集團人手之調配得宜,令員工成本之增減需與業務同步。

最後,本人謹此感謝我們的股東、業務夥伴及職工對本集團業務成長一直以來的支持。

主席
林偉華

香港,二零零七年三月二十九日

Management Discussion and Analysis
管理層討論及分析

BUSINESS REVIEW

In 2006, the sales of the Group's core business, LCD's have maintained its expansion pace for the first three quarter period. It was however the first time in a number of years that the fourth quarter (2006) was under-performed over the same quarter last year (2005). The sales mix in that period was also not favourable in the sense that the TFT assembly business (in fact of a lower profit margin) was in the absolute majority. Together with the previously mentioned R&D expenditure and related costs in connection with the new TFT-LCD project, the fourth quarter results were extremely undesirable. We believe these one-off events based on prudence's grounds are not going to happen in 2007 and the years to come.

The effects of persistently high energy price, increased labour cost and production overheads had adversely affected the pricing strategy and budgetary controls of industrialists especially manufacturers in China where economic growth is tremendous. It is always the Group's long-range plan to invest in research and product development to have less reliance on labour. The uses of the state of the art technology and production machinery have in effect enhanced productivity and production yields by minimising the defects caused by human errors and poor workmanships.

With the anticipated continuous appreciation of Renminbi ("RMB") in the foreseeable future, the Group, having its manufacturing base in China and certain proportion of its sales to the PRC domestic market, is facing another challenge in respect of the currency risk. One of the Group's PRC subsidiaries is entitled to obtain tax refunds from the Chinese Tax Authority by the retention of a significant portion of its retained profits in China as additional investments, but the resulting imbalance of inter-company transactions have resulted in the provision of an exchange difference charged to the profit and loss account with a corresponding increase in exchange reserve credited to the shareholders' equity. The management has made some hedging arrangements solely to reduce this foreign currency exposure for the day-to-day RMB transactions and for the longer term as well.

業務回顧

二零零六年，本集團核心業務LCD之銷售額於首三個季度仍能保持增長，但到了第四季（二零零六年）卻較去年（二零零五年）同期表現倒退，為多年來的首次。該段期間之銷售組合亦未如理想，這是由於TFT組裝業務佔其中絕大部分，而事實上其溢利率較低，加上較早前提及新TFT-LCD項目涉及之研發開支及相關成本，此等因素均導致第四季業績欠佳。我們相信此乃一次性事件，審慎而言，預料於二零零七年以至今後將不會再次出現。

能源價格持續高企、工資上漲及生產經常費用大增，凡此種種均會嚴重影響工業企業家在定價策略及財政預算控制方面之做法。中國目前經濟增長迅猛，此等因素對中國製造商所造成之影響尤其明顯。本集團一直堅持長遠發展之策略，致力注資研發技術，以求盡量減少對工人之依賴。本集團採用了尖端生產技術及先進生產設備，可盡量減低人為錯誤及技術不高所造成之影響，從而提高了生產能力及產量。

預期人民幣於不久未來將會持續升值，鑑於本集團之製造基地設於中國，加上部分銷售至中國內地市場，相信集團勢將面對來自貨幣風險之另一項挑戰。本集團其中一家中國附屬公司可享有中國稅務機關退回之稅項，惟需保留其本身之大部分溢利作為額外投資，令集團內公司間之交易不均，須於收益表內計提匯兑差額撥備，相應也增加了在股東權益中之滙兑儲備。管理層已作出若干對沖安排，以純綷就長遠而言減低集團於日常業務過程中進行人民幣交易所承擔之匯兑風險。

Management Discussion and Analysis
管理層討論及分析

SEGMENTAL INFORMATION 分類資料

By geographical segments 按地區分類劃分

		Revenue by geographical segments 地區分類收入	
		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
PRC	中國	**3,620,501**	3,433,919
South Korea	南韓	**226,908**	587,569
Japan	日本	**125,054**	175,194
Hong Kong	香港	**212,317**	147,980
Europe	歐洲	**206,404**	119,132
Others	其他	**132,642**	110,285
		4,523,826	4,574,079

By business segments 按業務分類劃分

2006 二零零六年

		LCD products 液晶體顯示器產品 HK$'000 千港元	**Electronic consumer products 電子消費產品 HK$'000 千港元**	**Consolidated 綜合 HK$'000 千港元**
REVENUE	收益			
External sales	外銷	**4,403,989**	**119,837**	**4,523,826**
RESULT	業績			
Segment result	分類業績	**634,489**	**2,138**	**636,627**
Unallocated corporate income	未分配之公司收入			**62,089**
Unallocated corporate expenses	未分配之公司費用			**(11,433)**
Share of loss of an associate	應佔一家聯營公司虧損	**-**	**(334)**	**(334)**
Finance costs	財務費用			**(35,766)**
Profit before taxation	除税前溢利			**651,183**
Income tax expense	所得税支出			**(119,137)**
Profit for the year	本年度溢利			**532,046**

2005	二零零五年	LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
REVENUE	收益			
External sales	外銷	4,389,588	184,491	4,574,079
RESULT	業績			
Segment result	分類業績	836,975	23,725	860,700
Unallocated corporate income	未分配之公司收入			16,139
Unallocated corporate expenses	未分配之公司費用			(1,092)
Impairment loss on available-for-sale investments	可供出售投資之減值虧損	(7,800)	-	(7,800)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	-	(6,377)	(6,377)
Share of loss of an associate	應佔一家聯營公司虧損	-	(382)	(382)
Finance costs	財務費用			(19,683)
Profit before taxation	除税前溢利			841,505
Income tax expense	所得税支出			(139,457)
Profit for the year	本年度溢利			702,048

INVESTMENT, ASSETS AND LIABILITIES

During the year, the Group acquired plant and machinery amounting to HK$156 million and properties under development amounting to HK$232 million for the purpose of expanding its manufacturing capacity in the China factory campus.

Total assets were increased by approximately 19% to HK$4,095 million which comprised HK$2,139 million of current assets, HK$1,404 million of property, plant and equipment and HK$552 million of other long-term assets. Total liabilities were about HK$1,729 million, of which HK$1,482 million were current liabilities and HK$247 million were long term liabilities. The current ratio was maintained at a healthy level of 1.4.

投資、資產及負債

於年度內，集團為擴充其於國內生產基地之產能，添置總值1.56億港元之廠房及設備，以及總值2.32億港元之發展中物業。

總資產上升約19%至40.95億港元，當中計有21.39億港元流動資產、14.04億港元物業、廠房及設備及5.52億港元其他長期資產。總負債約為17.29億港元，當中包括14.82億港元流動負債及2.47億港元長期負債。流動比率維持在1.4之健康水平。

Management Discussion and Analysis
管理層討論及分析

LIQUIDITY AND FINANCIAL RESOURCES

Turnover for the year were decreased by 1%. Net profit for the year and earnings per share were decreased by 24% and 25% respectively.

As at 31 December 2006, the surplus cash and bank balances, net of outstanding bank borrowings were about HK$244 million (2005: HK$417 million). These borrowings bear interest at prevailing market rate and their maturity profiles are shown in the notes to the financial statements.

The financial position of the Group is healthy and ready for future capital expansion while keeping a sufficiently high level of cash and bank balances (HK$1.02 billion at 31 December 2006) together with adequate unutilised banking facilities. The gearing ratio based on total liabilities, net of cash and bank balances was approximately 30%.

Capital expenditure of around HK$600 million for the next three years in respect of acquisitions of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

GENERAL

During the year, the Company issued 10,132,000 ordinary shares of HK$0.1 each under share option scheme at HK$2.196 per share, for a consideration of HK$22,249,872. The new shares rank pari passu with the existing shares in all respects and the issued share capital of the Company was accordingly increased to HK$46,829,653 at 31 December 2006.

The state of the Group's current order books is very good.

Except for investments in subsidiaries, an associate and the long term investment of a Japanese corporation acquired during the year amounting to HK$10,500,000, neither the Group nor the Company had held any other material investments during the year.

Additions to fixed assets mainly in properties under development and plant and machinery were approximately HK$460 million. There were no material disposals of fixed assets during the year. As at 31 December 2006, the Group had no pledge or mortgage on its fixed assets.

流動資金及財政資源

年內，營業額減少1%。本年度純利及每股盈利分別減少24%及25%。

於二零零六年十二月三十一日，淨現金及銀行結存（扣除未償還之銀行借貸）約為2.44億港元（二零零五年：4.17億港元）。該等貸款之利率乃根據現行市場息率而釐定，其還款期載於財務報表附註。

本集團之財務狀況維持穩健，其同時持有高度充盈之現金及銀行結餘（於二零零六年十二月三十一日為10.2億港元），及足夠之尚未運用銀行備用額，足以應付未來之資本擴展所需。資本負債比率按總負債（經扣除現金及銀行結餘）計算約為30%。

未來三年，將有約6億港元之資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要來自內部儲備。

一般事項

年內，本公司根據購股權計劃以每股2.196港元發行10,132,000股每股面值0.1港元之普通股，股款為22,249,872港元。該等新股份與現有股份在各方面均享有同等權利，本公司於二零零六年十二月三十一日之已發行股本因此增加至46,829,653港元。

本集團現時之訂單數量非常理想。

除附屬公司及聯營公司投資，以及年內以10,500,000港元購入一家日本公司之長期投資外，本集團及本公司均無於年內持有任何其他重大投資。

年內，固定資產添置（以在建物業、廠房及設備為主）約為4.6億港元。年內概無重大出售固定資產。於二零零六年十二月三十一日，本集團並無將其固定資產質押或抵押。

More than 8,000 workers and staff are currently employed in our Shan Wei factory in China and around 90 personnel in the Group's Hong Kong office. Total staff costs for the year were approximately HK$242 million.

The Group had no material contingent liabilities at the balance sheet date and exposure to fluctuations in exchange rates will be hedged, when needed.

OUTLOOK

Starting from 2007, apart from our dominant position in the China display market, we will be also seeing a notable recovery of the Group's sales to other geographical segments including Europe, South Korea and Japan. These markets were used to be our key customer bases of businesses with promising profit margins and huge turnover growth potential. Provided that these customers are supplied with the right products to their respective markets, delivered just-in-time and to the right places to reduce costs and at mutually competitive prices, these important markets will be our growth engine especially in TFT applications at least up to the next decade.

The implementation of our own TFT panel production line which we had mentioned previously was not to compete with the world's TFT mammoths. Instead it was planned in the very first place to form the front and integral part of the vertical integration chain for the final TFT module products. Two of our typically successful vertical integrations are namely the self produced compact camera modules ("CCM") and printed circuit boards (both conventional ("PCB") and flexible ("FPC") types). We will be using the same valuable experiences to explore the possibility of enlarging the existing touch panel production line to double or even triple its capacity. With all these facilities in position and of optimal productivity in the foreseeable future, we will expect another great success to come in Truly's history.

現時超過8,000名工人及僱員受聘於本集團位於國內汕尾之工廠，以及約有90名員工受聘於本集團香港辦事處。年內，員工總成本約為2.42億港元。

本集團於結算日概無任何重大或然負債，如須承擔匯率波動風險，則於有需要時對沖。

前景

自二零零七年之始，本集團除了穩據中國顯示器市場之領導地位外，我們預期出口至歐洲、南韓及日本等其他地域分部之銷量亦會明顯改善。該等市場一直為本集團業務之主要客戶基地，而該等市場之毛利率十分可觀，營業額增長潛力亦非常龐大。倘本集團能夠為該等地區市場客戶供應合適產品、確保準時付運至目的地，可藉此減省成本，並達致雙方有利且具競爭力之價格，該等主要市場至少於未來十年將會成本集團之增長動力來源，尤其是TFT應用這方面。

誠如較早前所述，本集團自設的TFT面板生產線並無與全球TFT巨擘正面交鋒。在最初構思增建該條生產線之際，按計劃將會構成TFT模組產品垂直整合生產鏈之一重要部分，為集團提供生產前線之支持。本集團旗下自製小型相機模組（「CCM」）及印刷線路板（包括傳統（「印刷線路板」）及軟性（「軟性印刷線路板」）兩大類），便是集團成功垂直整合業務之最佳例子。本集團將會繼續吸取寶貴經驗，致力尋求可擴大現有輕觸式面板生產線之可行性，務求可令產量得以雙倍或三倍增長。待該等設施於不久未來全部到位，且能夠達致最高生產力時，預期信利定可再創高峰，揭開光輝歷史新的一頁。

Management Discussion and Analysis
管理層討論及分析

DIVIDENDS

The directors recommend the payment of a final dividend for the year ended 31 December 2006 of 25 HK cents per share (2005: 25 HK cents) to shareholders whose names appear on the Register of Members on 27 April 2007. It is expected that the final dividend payments will be made to shareholders on 16 May 2007. The final dividend together with the interim dividend of 23 HK cents per share (2005: 23 HK cents) paid in October, 2006, makes a total dividend for the year of 48 HK cents per share (2005: 48 HK cents).

The total dividend payout ratio for the year was about 42%.

股息

董事建議就截至二零零六年十二月三十一日止年度向於二零零七年四月二十七日名列股東名冊之股東派付每股25港仙(二零零五年:25港仙)之末期股息,預期末期股息將於二零零七年五月十六日向股東派付。連同已於二零零六年十月派付之中期股息每股23港仙(二零零五年:23港仙)計算,本年度之股息總額為每股48港仙(二零零五年:48港仙)。

年內之總派息比率約為42%。

CUSTOMERS AND SUPPLIERS

In the year under review, sales to the five largest customers and purchases from the five largest suppliers accounted for less than 30% of the total sales and purchases of the Group respectively.

As at 31 December 2006, none of the directors, their associates, or any shareholders which to the knowledge of the directors owned more than 5% of the Company's issued share capital had any beneficial interests in the Group's five largest customers and/or five largest suppliers mentioned in the preceding paragraph.

客户及供應商

回顧年內,向五大客戶進行之銷售及自五大供應商之購貨額分別佔本集團總銷售額及購貨額不足30%。

於二零零六年十二月三十一日,概無董事、彼等之聯繫人或據董事所知擁有本公司已發行股本超過5%之股東於前段所述本集團五大客戶及/或五大供應商中擁有任何實益權益。

DIRECTORS AND SENIOR MANAGEMENT

Biographical details of the directors of the Company and senior management of the Group are set out as follows:

Mr. Lam Wai Wah, Steven, aged 54, is the Chairman and Managing Director of the Company. He is the founder of the Group and has over 30 years of experience in the electronics industry. He is primarily responsible for the formulation of the Group's overall strategic planning and business development.

Mr. Wong Pong Chun, James, aged 48, is an Executive Director of the Company and the Chief Operating Officer of the Group. He is responsible for the Group's operations in respect of internal controls and risk management, investors' relationship and external affairs. He joined the Group in 1987.

董事及高級管理人員

以下所載為本公司董事及本集團高級管理人員之履歷:

林偉華先生,現年五十四歲,本公司之主席兼董事總經理。彼為本集團之創辦人,從事電子業超過三十年,主要負責制訂本集團之整體策略及業務發展。

黃邦俊先生,現年四十八歲,本公司之執行董事兼集團營運總監。彼負責本集團有關內部監控及風險管理方面之業務運作、投資者關係與對外事務。彼於一九八七年加入本集團。

Mr. Cheung Tat Sang, James, aged 51, is an Executive Director of the Company. He is responsible for the sales of the Group's LCD products and other semiconductor components. Prior to joining the Group in 1989, he had been the sales managers of a number of electronics companies for over 10 years.

張達生先生，現年五十一歲，本公司之執行董事。彼負責銷售本集團之液晶體顯示器產品及其他半導體元件。彼於一九八九年加入本集團之前，曾任多間電子公司之營業經理逾十年。

Mr. Li Jian Hua, aged 43, is the Head of the Group's LCD Production Division and an Executive Director of the Company. Mr. Li graduated from the Jilin University of Technology and Engineering Management in 1987 and joined the group in 1989. Prior to joining the Group, he worked in a multinational motor car manufacturer in Guangzhou City, the PRC for almost two years.

李建華先生，現年四十三歲，本集團之液晶體顯示器生產部主管兼本公司之執行董事。李先生於一九八七年畢業於吉林工業大學管理學院，後於一九八九年加入本集團。彼於加入本集團之前，曾於中國廣州市一間國際汽車生產商任職近兩年。

Mr. Chung Kam Kwong, aged 49, is an independent Non-executive Director of the Company and the Chairman of the Group's Audit, Remuneration and Nomination Committees. He is a practising Certified Public Accountant in Hong Kong and is members of the Hong Kong Institute of Certified Public Accountants and the Australian Society of Certified Practising Accountants and a council member of the Macau Society of Certified Practising Accountants. Mr. Chung has extensive experience in accounting and financial management and has been the independent Non-executive Director, management consultant and Company Secretary of a number of listed companies in Hong Kong.

鍾錦光先生，現年四十九歲，本公司之獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會的主席。彼為香港執業會計師，並為香港會計師公會資深會員，澳洲註冊會計師，亦為澳門執業會計師公會的委員會成員。鍾先生於會計及財務管理上擁有深厚經驗，並為香港多間上市公司的獨立非執行董事、管理顧問及公司秘書。

Mr. Ip Cho Ting, Spencer, aged 48, is an independent Non-executive Director and members of the Group's Audit, Remuneration and Nomination Committees. He is the holder of a Bachelor of Science degree from the University of Wisconsin, Green Bay, U.S.A. Mr. Ip is a member of the Institute of Financial Planner of Hong Kong and is the Senior Financial Advisor of a professional insurance company in Hong Kong.

葉祖亭先生，現年四十八歲，獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會之成員。彼持有美國Green Bay 威斯康辛大學之理學士學位。葉先生為香港財務策劃師學會會員，亦為香港一間專業保險公司之高級財務顧問。

Mr. Heung Kai Sing, aged 58, is an independent Non-executive Director and members of the Group's Audit, Remuneration and Nomination Committees. He has experience in textile industry.

香啟誠先生，現年五十八歲，獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會之成員。彼於紡織業擁有豐富經驗。

Management Discussion and Analysis
管理層討論及分析

Mr. Ng Sui Wa, Thomas, aged 44, is the Group's Chief Financial Officer and the Finance Director of Truly Semiconductors Limited. He graduated from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants. Mr. Ng joined the Group in 1996 and has almost 20 years of experiences for working in an international accounting firm and in the commercial and industrial sectors.

吳瑞華先生,現年四十四歲,為本集團之財務總監,並為信利半導體有限公司之財務董事。彼畢業於香港大學,並為英國特許公認會計師公會之會員。吳先生於一九九六年加入本集團,擁有在一間國際會計師行及工商界近二十年的工作經驗。

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 29 March 2007

承董事會命
主席
林偉華

香港,二零零七年三月二十九日

Directors' Report
董事會報告書

The directors present their annual report and the audited financial statements for the year ended 31 December 2006.

董事會謹此提呈截至二零零六年十二月三十一日止年度之年報及經審核財務報表。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators, electric toothbrush and electronic components.

主要業務

本公司乃投資控股公司，其附屬公司之主要業務為製造及銷售液晶體顯示器產品及電子消費產品，包括MP3播放機、計算機、電動牙刷及電子零件。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2006 are set out in the consolidated income statement on page 30.

An interim dividend of 23 HK cents per share, amounting to HK$107,640,000, was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of 25 HK cents per share to the shareholders of the Company whose names appear on the register of members on 27 April 2007, amounting to HK$117,249,000, and the retention of the remaining profit of HK$307,157,000 for the year.

業績及溢利分配

截至二零零六年十二月三十一日止年度的本集團業績載列於第30頁的綜合收益表內。

本公司已於年內向股東支付中期股息每股23港仙，合共107,640,000港元。

董事建議向二零零七年四月二十七日名列本公司股東名冊的股東派發末期股息每股25港仙，總額約117,249,000港元，並且保留本年度餘下溢利307,157,000港元。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired plant and machinery and properties under development amounting to HK$156,000,000 and HK$232,000,000 respectively for the purpose of expanding its manufacturing capacity in Shan Wei City, Guangdong Province in the People's Republic of China.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 16 to the consolidated financial statements.

物業、廠房及設備

年內，本集團就擴充中華人民共和國廣東省汕尾市之生產力而添置總值分別為156,000,000港元及232,000,000港元之廠房與設備及發展中之物業。

本集團年內之物業、廠房及設備之詳情及其他變動情況載於綜合財務報表附註第16項。

SHARE CAPITAL

Details of movements during the year in the issued share capital of the Company are set out in note 28 to the consolidated financial statements.

股本

本公司之已發行股本於年內之變動詳情載於綜合財務報表附註第28項。

Directors' Report
董事會報告書

DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at 31 December 2006 were as follows:

本公司之可分派儲備

於二零零六年十二月三十一日，本公司可分派予股東之儲備如下：

		2006 二零零六年 HK$ 港元	2005 二零零五年 HK$ 港元
Share premium	股份溢價	**300,668**	279,431
Special reserve	特別儲備	**17,409**	17,409
Retained earnings	保留盈利	**21,294**	18,254
		339,371	315,094

Under the applicable laws of the Cayman Islands, the share premium of the Company is available for distributions or paying dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediate following the distribution or paying dividend the Company is able to pay its debts as they fall due in the ordinary course of business.

根據開曼群島之適用法例，本公司之股份溢價可依據其組織章程大綱或細則之條文向股東作出分派或支付股息，惟於緊隨作出分派或支付股息後，本公司須可於日常業務過程中支付到期債項。

The special reserve of the Company represents the difference between the net book values of the underlying assets of the Company's subsidiaries acquired at the date on which the shares of these companies were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisitions.

本公司之特別儲備乃指於本公司在收購其附屬公司之股份當日該等被收購公司之相關資產賬面淨值與本公司就收購而發行之股份面值兩者間之差額。

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua

Independent non-executive directors:
Chung Kam Kwong
Heung Kai Sing
Ip Cho Ting, Spencer

In accordance with Articles 100 and 120 of the Company's Articles of Association, Li Jian Hua, Chung Kam Kwong and Heung Kai Sing retire and, being eligible, offer themselves for re-election.

The independent non-executive directors are appointed for a specific term of one year and subject to retirement by rotation in accordance with the above articles.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事

年內及截至本報告書之日期止，本公司之董事名單如下：

執行董事：
林偉華
黃邦俊
張達生
李建華

獨立非執行董事：
鍾錦光
香啟誠
葉祖亭

依據本公司組織章程細則第100條及第120條之規定，李建華、鍾錦光及香啟誠行將告退，惟合資格並表示願意膺選連任。

獨立非執行董事獲委任之特定任期為期一年，並須按上述細則輪值告退。

擬於即將舉行之股東週年大會膺選連任之董事概無與本公司或其附屬公司訂立任何本集團不得於一年內免付賠償（法定賠償除外）而予以終止之服務合約。

董事之合約權益

本公司或其任何附屬公司，概無訂立任何本公司董事直接或間接擁有重大權益，並且於本年底或年內任何時間仍然生效之重大合約。

Directors' Report
董事會報告書

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

At 31 December 2006, the interests of the directors and their associates in the shares and underlying shares of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

董事之股份及相關股份權益

根據本公司遵照證券及期貨條例第352條所保存之登記冊所載，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯合交易所有限公司，於二零零六年十二月三十一日，董事及其聯繫人擁有之本公司股份及相關股份權益如下：

Long positions

(a) Ordinary shares of HK$0.1 each of the Company

好倉

(a) 本公司每股面值0.1港元之普通股

Name of director 董事姓名	Capacity 身分	Number of issued ordinary shares held 所持之已發行普通股數目	Percentage of the issued share capital of the Company 佔本公司之已發行股本百分比 %
Lam Wai Wah, Steven 林偉華	Beneficial owner 實益擁有人	206,448,000	44.08
	Held by spouse (note 1) 由配偶持有(附註1)	12,450,000	2.66
		218,898,000	46.74
Wong Pong Chun, James 黃邦俊	Beneficial owner 實益擁有人	680,000	0.15
	Held by spouse (note 2) 由配偶持有(附註2)	100,000	0.02
		780,000	0.17
Cheung Tat Sang, James 張達生	Beneficial owner 實益擁有人	800,000	0.17
Li Jian Hua 李建華	Beneficial owner 實益擁有人	1,146,000	0.24

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES *(continued)*

董事之股份及相關股份權益(續)

Long positions *(continued)*

好倉(續)

(b) Share options

(b) 購股權

Name of director 董事姓名	Capacity 身分	Number of options held 所持之購股權數目	Number of underlying shares 相關股份數目
Lam Wai Wah, Steven 林偉華	Beneficial owner 實益擁有人	–	–
Wong Pong Chun, James 黃邦俊	Beneficial owner 實益擁有人	8,900,000	8,900,000
Cheung Tat Sang, James 張達生	Beneficial owner 實益擁有人	11,600,000	11,600,000
Li Jian Hua 李建華	Beneficial owner 實益擁有人	4,400,000	4,400,000
	Held by spouse (note 3) 由配偶持有(附註3)	4,400,000	4,400,000
		29,300,000	29,300,000

Notes:

1. Lam Wai Wah, Steven is deemed to be interested in 12,450,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Chung King Yee, Cecilia.

2. Wong Pong Chun, James is deemed to be interested in 100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Lai Ching Mui, Stella.

3. Li Jian Hua is deemed to be interested in 4,400,000 share options of the Company, being the interests held beneficially by his spouse, Guo Yu Yan.

附註:

1. 林偉華被視為擁有12,450,000股由其配偶鍾琼綺實益擁有之本公司普通股權益。

2. 黃邦俊被視為擁有100,000股由其配偶黎清梅實益擁有之本公司普通股權益。

3. 李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之本公司購股權權益。

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in any shares and underlying shares of the Company or any of its associated corporations as at 31 December 2006.

除上文所披露者外,於二零零六年十二月三十一日,各董事或其聯繫人概無擁有本公司或其任何相聯法團之任何股份及相關股份權益或淡倉。

Directors' Report
董事會報告書

SHARE OPTIONS

Particulars of the Company's share option schemes are set out in note 32 to the consolidated financial statements.

The following table discloses movements in the Company's share options during the year:

購股權

有關本公司購股權計劃之詳情載於綜合財務報表附註第32項。

下表披露本公司之購股權於年內之變動:

	Option type 購股權類別	Number of options outstanding at beginning of year 於年初尚未行使購股權數目	Granted during the year 年內授出	Exercised during the year 年內行使	Number of options outstanding at end of year 於年終尚未行使購股權數目
Category 1: Directors **第一類:董事**					
Lam Wai Wah, Steven 林偉華	2001	6,900,000	-	(6,900,000)	–
Wong Pong Chun, James 黃邦俊	2001	790,000	-	(790,000)	–
	2003	4,400,000	-	-	4,400,000
	2006	–	4,500,000	-	4,500,000
Cheung Tat Sang, James 張達生	2001	3,700,000	-	(1,000,000)	2,700,000
	2003	4,400,000	-	-	4,400,000
	2006	-	4,500,000	-	4,500,000
Li Jian Hua (Note) 李建華(附註)	2003	8,800,000	-	-	8,800,000
		28,990,000	9,000,000	(8,690,000)	29,300,000

Note: Li Jian Hua is deemed to be interested in 4,400,000 2003 shares options, being the interests held beneficially by his spouse, Guo Yu Yan.

附註: 李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之二零零三年購股權權益。

SHARE OPTIONS *(continued)*

Category 2: Substantial shareholder

Other than the share options held by Lam Wai Wah, Steven as disclosed above, no share option has been granted to other substantial shareholders.

購股權(續)

第二類：主要股東

除上文所披露由林偉華持有之購股權外，本公司概無向其他主要股東授予購股權。

	Option type 購股權類別	Number of options outstanding at beginning of year 於年初尚未行使購股權數目	Granted during the year 年內授出	Exercised during the year 年內行使	Number of options outstanding at end of year 於年終尚未行使購股權數目
Category 3: Employees 第三類：僱員	2001	2,705,000	–	(1,442,000)	1,263,000
	2003	26,400,000	–	–	26,400,000
	2006	–	4,500,000	–	4,500,000
		29,105,000	4,500,000	(1,442,000)	32,163,000

The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$10.27.

本公司股份於緊接購股權獲行使日期前之加權平均收市價為10.27港元。

ARRANGEMENT TO ACQUIRE SHARES OR DEBENTURES

Other than the share option schemes disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

購買股份或債券之安排

除上述披露之購股權計劃外，本公司或其任何附屬公司於年內並無參予任何安排，致使本公司之董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

Directors' Report
董事會報告書

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2006, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Futures Ordinance shows that other than the interests disclosed above in respect of Lam Wai Wah, Steven, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

主要股東

除上文所披露有關林偉華擁有之權益外，根據本公司遵照證券及期貨條例第336條所保存之主要股東登記冊所披露，截至二零零六年十二月三十一日，下列股東已知會本公司其於本公司之已發行股本中擁有之有關權益。

Long positions

Ordinary shares of HK$0.1 each of the Company

好倉

本公司每股面值0.1港元之普通股

Name of shareholder 股東姓名	**Capacity** 身分	**Number of issued ordinary shares held** 所持之已發行普通股數目	**Percentage of the issued share capital of the Company** 佔本公司之已發行股本百分比 %
Chan Kin Sun (Note) 陳建新(附註)	Beneficial owner 實益擁有人	28,900,000	6.17
	Held by spouse 由配偶持有	9,856,000	2.10
		38,756,000	8.27
Chan Lai Lan 陳麗蘭	Beneficial owner 實益擁有人	25,896,000	5.53

Note: Chan Kin Sun and his spouse, Cheng Kwan Ying, Jennifer, are deemed to be interested in 38,756,000 shares of the Company.

附註： 陳建新及其配偶鄭群英被視為擁有本公司38,756,000股股份權益。

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 December 2006.

除上文所披露者外，截至二零零六年十二月三十一日，本公司並未獲悉任何其他本公司已發行股本之有關權益或淡倉。

EMOLUMENT POLICY

The emolument policy of the employees of the Group is set up by the Remuneration Committee on the basis of their merit, qualifications and competence.

The emoluments of the directors of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

The Company has adopted share option schemes as an incentive to directors and eligible employees, details of the schemes are set out in note 32 to the consolidated financial statements.

薪酬政策

本集團僱員之薪酬政策乃由薪酬委員會按僱員之貢獻、資歷及能力釐定。

本公司董事之酬金乃由薪酬委員會經考慮本公司之經營業績、個人表現及可資比較市場統計數據釐定。

本公司已採納購股權計劃，作為對董事及合資格僱員之獎勵。有關計劃詳情載於綜合財務報表附註第32項。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先購買權

本公司之組織章程細則或開曼群島法例均無關於優先購買權之規定。本公司無須按此規定而按現有股東之持股比例發行新股。

PURCHASES, SALES OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year.

購買、出售或贖回上市證券

本公司或其附屬公司於年內概無購買、出售或贖回本公司任何上市證券。

MODEL CODE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the year under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧年度未有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十所載之上市發行人董事進行證券交易的標準守則。

AUDIT COMMITTEE

The Company has an Audit Committee which was established in accordance with the code provisions of the Corporate Governance Code (the "Code") for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The annual results of the Group for the year ended 31 December 2006 has been reviewed by the Audit Committee which comprises all the three independent non-executive directors namely Mr. Chung Kam Kwong (being the Chairman), Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, and Mr. Wong Pong Chun, James, an executive director, as members. They meet at least four times a year.

The Group has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

審核委員會

本公司已遵照企業管治常規守則(「守則」)之守則條文而成立審核委員會，以便審閱及監察本集團財務申報事宜及內部控制。截至二零零六年十二月三十一日止年度之全年業績已經由審核委員會審閱，而審核委員會由全體三名獨立非執行董事鍾錦光先生(委員會主席)、葉祖亭先生及香啟誠先生(委員會成員)，以及執行董事黃邦俊先生(委員會成員)組成。彼等每年最少召開四次會議。

本集團已根據上市規則第3.13條接獲各獨立非執行董事分別發出有關其獨立性之年度確認書。本公司認為所有獨立非執行董事均為獨立人士。

REMUNERATION AND NOMINATION COMMITTEES

The Company has a Remuneration Committee and a Nomination Committee respectively which were established in accordance with the relevant requirements of the Code. The two Committees are chaired by Mr. Chung Kam Kwong, an independent non-executive director and comprise three other members, namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, being independent non-executive directors and Mr. Wong Pong Chun, James, an executive director of the Company.

薪酬委員會及提名委員會

本公司已根據守則之相關規定分別成立薪酬委員會及提名委員會。兩個委員會均由獨立非執行董事鍾錦光先生出任主席，並包括三名其他成員葉祖亭先生及香啟誠先生（獨立非執行董事）以及黃邦俊先生（本公司執行董事）。

CORPORATE GOVERNANCE

We have complied with all the applicable code provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the year ended 31 December 2006, except for a major deviation as below:

- Code Provision A.2.1—The roles of the Chairman and the Chief Executive are not separated and are performed by the same individual, Mr. Lam Wai Wah, Steven. The Board will meet regularly to consider major matters affecting the operations of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of Company and believes that this structure will enable us to make and implement decisions promptly and efficiently.

企業管治

截至二零零六年十二月三十一日止年度，本集團一直遵守上市規則附錄十四內企業管治常規守則所載之所有適用守則條文，惟以下重大偏差除外：

- 守則條文第A.2.1條—主席及行政總裁之職位不可分開，且由同一人（林偉華先生）出任。董事會將定期舉行會議，以考慮影響本公司運作之重大事宜。董事會認為此架構將不會使董事會與本公司管理層之間之權力及授權失衡，並相信此架構將使本集團能快速及有效制訂及推行決策。

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 December 2006.

公眾持股量充裕程度

本公司於截至二零零六年十二月三十一日止年度內一直維持足夠之公眾持股量。

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$20,786,000.

捐款

於年內，本集團捐出為數20,786,000港元之慈善及其他捐款。

AUDITORS

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Lam Wai Wah, Steven
CHAIRMAN

Hong Kong, 29 March 2007

核數師

在本公司之股東週年大會上將提呈一項決議案，以重新委聘德勤•關黃陳方會計師行連任本公司核數師之職。

代表董事會

主席
林偉華

香港，二零零七年三月二十九日

Independent Auditor's Report
獨立核數師報告書

Deloitte.
德勤

TO THE SHAREHOLDERS OF
TRULY INTERNATIONAL HOLDINGS LIMITED
(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively referred as the "Group") set out on pages 30 to 87, which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

致信利國際有限公司股東

(於開曼群島註冊成立之有限公司)

本核數師行已完成審核列載於第30至87頁信利國際有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表。綜合財務報表包括於二零零六年十二月三十一日之綜合資產負債表,以及截至該日止年度之綜合收益表、綜合權益變動表及綜合現金流量表連同主要會計政策摘要及其他附註解釋。

董事就綜合財務報表之責任

貴公司之董事須根據由香港會計師公會頒布之香港財務報告準則及香港公司條例之披露規定編製及真實與公平地列報該等綜合財務報表。此責任包括設計、實施及維持與編製及真實而公平地列報綜合財務報表相關的內部監控,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇及應用適當之會計政策,及按情況下作出合理之會計估計。

Independent Auditor's Report
獨立核數師報告書

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
29 March 2007

核數師之責任

本行之責任是根據本行之審核，對該等綜合財務報表提出意見，並僅向全體股東報告本行之意見，除此以外，本報告不可用作其他用途。本行概不就本報告內容向任何其他人士承擔或負上任何責任。本行乃根據香港會計師公會頒布之香港審計準則進行審核工作。該等準則要求本行遵守道德規範，並策劃及執行審核，以合理確定該等綜合財務報表是否不存在任何重大錯誤陳述。

審核涉及執行程序以取得與綜合財務報表所載數額及披露事項有關之審核憑證。所選用之程序由核數師作判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。當核數師作出該等風險評估時，會考慮與該公司編製及真實與公平地列報綜合財務報表相關之內部監控，以設計適合當時情況之審核程序，但並非就公司整體之內部控制之成效發表意見。審核亦包括評價董事所採用之會計政策是否合適，及所作出之會計估計是否合理，以及評價綜合財務報表之整體呈列方式。

本行相信本行得到足夠及適當之審核憑證以作為提供該審核意見之基礎。

意見

本行認為，該等綜合財務報表已根據香港財務報告準則真實與公平地反映　貴公司及　貴集團於二零零六年十二月三十一日之財政狀況及　貴集團於截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露規定妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港
二零零七年三月二十九日

Consolidated Income Statement
綜合收益表

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		Notes 附註	2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Revenue	收益	6	**4,523,826**	4,574,079
Cost of sales	銷售成本		**(3,623,940)**	(3,487,719)
Gross profit	毛利		**899,886**	1,086,360
Other income	其他收入	8	**79,125**	27,438
Administrative expenses	行政費用		**(218,062)**	(164,459)
Distribution costs	分銷成本		**(73,666)**	(73,592)
Impairment loss on available-for-sale investments	可供出售投資之減值虧損		**-**	(7,800)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損		**-**	(6,377)
Share of loss of an associate	應佔一家聯營公司虧損		**(334)**	(382)
Finance costs	財務費用	9	**(35,766)**	(19,683)
Profit before taxation	除稅前溢利		**651,183**	841,505
Income tax expense	所得稅支出	10	**(119,137)**	(139,457)
Profit for the year	本年度溢利	11	**532,046**	702,048
DIVIDENDS	**股息**	14	**222,266**	209,954
EARNINGS PER SHARE	**每股盈利**	15		
Basic	基本		**HK$1.15港元**	HK$1.54港元
Diluted	攤薄		**HK$1.13港元**	HK$1.50港元

Consolidated Balance Sheet
綜合資產負債表

At 31 December 2006
於二零零六年十二月三十一日

		Notes 附註	**2006** **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
NON-CURRENT ASSETS	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	*16*	**1,403,720**	1,091,452
Prepaid lease payments – non-current	預付租賃款項－非流動	*17*	**99,089**	98,267
Intangible assets	無形資產	*18*	**13,355**	19,402
Goodwill	商譽		**413**	413
Interest in an associate	一家聯營公司之權益	*19*	**838**	1,086
Available-for-sale investments	可供出售投資	*20*	**10,500**	–
Deferred tax assets	遞延稅項資產	*27*	**836**	415
Deposits paid for acquisition of property, plant and equipment	就收購物業、廠房及設備支付按金		**427,238**	60,592
			1,955,989	1,271,627
CURRENT ASSETS	**流動資產**			
Inventories	存貨	*21*	**519,078**	549,994
Prepaid lease payments – current	預付租賃款項－流動	*17*	**2,598**	2,456
Trade and other receivables	應收賬項及其他應收款項	*22*	**586,704**	753,253
Amount due from an associate	應收一家聯營公司款項	*23*	**352**	447
Tax recoverable	可收回稅項		**11,592**	1,967
Bank balances and cash	銀行結存及現金	*24*	**1,018,228**	848,436
			2,138,552	2,156,553

Consolidated Balance Sheet
綜合資產負債表

At 31 December 2006
於二零零六年十二月三十一日

		Notes 附註	2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
CURRENT LIABILITIES	流動負債			
Trade and other payables	應付賬項及其他應付款項	25	**863,786**	921,761
Tax liabilities	稅項負債		**51,308**	98,728
Bank borrowings	銀行借貸	26	**566,696**	181,937
			1,481,790	1,202,426
NET CURRENT ASSETS	流動資產淨額		**656,762**	954,127
TOTAL ASSETS LESS CURRENT LIABILITIES	資產總額減去流動負債		**2,612,751**	2,225,754
NON-CURRENT LIABILITIES	非流動負債			
Bank borrowings	銀行借貸	26	**207,844**	249,559
Deferred tax liabilities	遞延稅項負債	27	**38,905**	38,150
			246,749	287,709
			2,366,002	1,938,045
CAPITAL AND RESERVES	資本及儲備			
Share capital	股本	28	**46,830**	45,816
Reserves	儲備		**2,319,172**	1,892,229
			2,366,002	1,938,045

The financial statements on pages 30 to 87 were approved and authorised for issue by the Board of Directors on 29 March 2007 and are signed on its behalf by:

第30至87頁之財務報表已獲董事會於二零零七年三月二十九日批准及授權發出及由下列董事代表簽署：

Lam Wai Wah, Steven
林偉華
DIRECTOR
董事

Wong Pong Chun, James
黃邦俊
DIRECTOR
董事

Consolidated Statement of Changes in Equity
綜合權益變動表

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Share option reserve 購股權儲備 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元 (note a) (附註a)	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Exchange reserve 外匯儲備 HK$'000 千港元	Other reserves 其他儲備 HK$'000 千港元 (note b) (附註b)	Retained profits 保留溢利 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 January 2005	於二零零五年一月一日	45,168	265,860	-	990	82	2,316	-	1,093,523	1,407,939
Exchange differences arising on translation of foreign operations and total income directly recognised in equity	換算海外經營業務所產生之外匯差額及已於股本內直接確認之收入總額	-	-	-	-	-	23,793	-	-	23,793
Profit for the year	本年度溢利	-	-	-	-	-	-	-	702,048	702,048
Total recognised income for the year	本年度已確認收入總額	-	-	-	-	-	23,793	-	702,048	725,841
Shares issued at premium	按溢價發行股份	648	13,571	-	-	-	-	-	-	14,219
Transfer	轉撥	-	-	-	-	-	-	125,543	(125,543)	-
Dividends paid	已付股息	-	-	-	-	-	-	-	(209,954)	(209,954)
At 31 December 2005	於二零零五年十二月三十一日	45,816	279,431	-	990	82	26,109	125,543	1,460,074	1,938,045
Exchange differences arising on translation of foreign operations and total income directly recognised in equity	換算海外經營業務所產生之外匯差額及已於股本內直接確認之收入總額	-	-	-	-	-	85,926	-	-	85,926
Profit for the year	本年度溢利	-	-	-	-	-	-	-	532,046	532,046
Total recognised income for the year	本年度已確認收入總額	-	-	-	-	-	85,926	-	532,046	617,972
Shares issued at premium	按溢價發行股份	1,014	21,237	-	-	-	-	-	-	22,251
Recognition of equity-settled share based payment	確認按股權結算以股份支付之款項	-	-	10,000	-	-	-	-	-	10,000
Transfer	轉撥	-	-	-	-	-	-	94,187	(94,187)	-
Dividends paid	已付股息	-	-	-	-	-	-	-	(222,266)	(222,266)
At 31 December 2006	**於二零零六年十二月三十一日**	**46,830**	**300,668**	**10,000**	**990**	**82**	**112,035**	**219,730**	**1,675,667**	**2,366,002**

Consolidated Statement of Changes in Equity
綜合權益變動表

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

Notes:

(a) The special reserve represents the difference between the nominal value of the shares of the subsidiaries acquired and the nominal value of the Company's shares issued for the acquisitions.

(b) Other reserves comprises statutory surplus reserve and enterprise expansion reserve of the subsidiaries established in the People's Republic of China other than Hong Kong (the "PRC"). According to the Articles of Association of the PRC subsidiaries, a percentage of net profit as reported in the PRC statutory accounts should be transferred to statutory surplus reserve and enterprise expansion reserve determined at the discretion of the board of directors of these companies. The statutory surplus reserve can be used to set off accumulated loss whilst the enterprise expansion reserve can be used for expansion of production facilities or increase in registered capital.

附註：

(a) 特別儲備乃指所收購附屬公司之股份面值與本公司就收購而發行之股份面值兩者間之差額。

(b) 其他儲備包括在中華人民共和國（不包括香港）（「中國」）成立之附屬公司之法定盈餘儲備及企業發展儲備。根據中國附屬公司之組織章程細則，中國法定賬目內呈報之純利須轉撥由該等公司董事會酌情釐定之某百分比至法定盈餘儲備及企業發展儲備。法定盈餘儲備可用作抵銷累計虧損，而企業發展儲備則可用於擴展生產設施或增加註冊資本。

Consolidated Cash Flow Statement
綜合現金流量表

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
OPERATING ACTIVITIES	**經營業務**		
Profit before taxation	除稅前溢利	**651,183**	841,505
Adjustments for:	調整：		
Interest income	利息收入	**(20,546)**	(14,536)
Share-based payment expenses	以股份為基準之付款支出	**10,000**	-
Amortisation of development expenditure	攤銷發展支出	**10,625**	9,455
Amortisation of trademarks	攤銷商標	**262**	344
Depreciation and amortisation of property, plant and equipment	折舊及攤銷物業、廠房及設備	**173,135**	148,904
Amortisation of prepaid lease payments	攤銷預付租賃款項	**2,598**	2,456
Loss on disposal/write-off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損	**471**	4,197
Gain on disposal of prepaid lease payments	出售預付租賃款項收益	**(2,191)**	-
Release of government grant	解除政府補助	**(629)**	(1,856)
Impairment loss on available-for-sale investments	可供出售投資之減值虧損	**-**	7,800
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**-**	6,377
Finance costs	財務費用	**35,766**	19,683
Share of results of an associate	應佔一家聯營公司業績	**334**	382
Operating cash flows before movements in working capital	未計營運資金變動前之經營現金流量	**861,008**	1,024,711
Decrease (increase) in inventories	存貨減少（增加）	**53,465**	(101,065)
Decrease (increase) in trade and other receivables	應收賬項及其他應收款項減少（增加）	**197,341**	(196,862)
(Decrease) increase in trade and other payables	應付賬款及其他應付款項（減少）增加	**(57,196)**	413,051
Effect of realignment of foreign exchange rate	調整滙率之影響	**4,122**	3,679
Cash generated from operations	經營業務所賺取之現金	**1,058,740**	1,143,514
Hong Kong Profits Tax paid	已繳香港利得稅	**(74,209)**	(35,619)
PRC Enterprise Income Tax paid	已繳中國企業所得稅	**(103,377)**	(37,986)
Hong Kong Profits Tax refunded	退回香港利得稅	**1,871**	-
Overseas tax refunded	退回海外稅項	**-**	135
NET CASH FROM OPERATING ACTIVITIES	**經營業務所產生之淨額現金**	**883,025**	1,070,044

Consolidated Cash Flow Statement
綜合現金流量表

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
INVESTING ACTIVITIES	**投資業務**		
Purchase of property, plant and equipment	購買物業、廠房及設備	**(460,194)**	(434,767)
Increase in deposits paid for acquisition of property, plant and equipment	收購物業、廠房及設備之已付按金增加	**(366,646)**	(60,592)
Addition of prepaid lease payments	預付租賃款項增加	**(7,667)**	(12,923)
Acquisition of intangible assets	收購無形資產	**(4,840)**	(405)
Interest received	已收利息	**20,546**	14,536
Decrease in short-term loans receivable	短期應收貸款減少	**-**	1,500
Amount repaid from an associate	一家聯營公司償還款項	**95**	624
Purchase of available-for-sale investments	購買可供出售投資	**(10,500)**	-
Proceeds from disposals of prepaid lease payments	出售預付租賃款項所得收入	**7,050**	-
NET CASH USED IN INVESTING ACTIVITIES	**投資業務所耗用之淨額現金**	**(822,156)**	(492,027)
FINANCING ACTIVITIES	**融資活動**		
Repayment of bank borrowings	償還銀行借貸	**(138,486)**	(236,226)
Dividend paid	已付股息	**(222,266)**	(209,954)
Interest paid on bank borrowings	已付銀行借貸利息	**(35,766)**	(19,466)
Payment of obligations under finance leases	融資租約債務付款	**-**	(10,639)
Interest paid on obligations under finance leases	已付融資租約債務之利息	**-**	(217)
New bank borrowings raised	新造銀行借貸	**481,530**	255,398
Proceeds from issue of shares	發行股份所得收入	**22,251**	14,219
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**融資活動產生(所耗用)之淨額現金**	**107,263**	(206,885)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**現金及現金等值項目增加淨額**	**168,132**	371,132
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**年初之現金及現金等值項目**	**848,436**	476,012
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**滙率變動之影響**	**1,660**	1,292
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash	**年終之現金及現金等值項目** 指銀行結存及現金	**1,018,228**	848,436

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

1. GENERAL

The Company was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company. The Company is a public limited company with its shares listed on The Stock Exchange of Hong Kong Limited (the "SEHK"). The addresses of the registered office and principal place of business of the Company are disclosed in the section headed "General Information" to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the business of manufacture and sale of liquid crystal display ("LCD") products and electronic consumer products including MP3 players, calculators, electric toothbrush and electronic components.

1. 一般事項

本公司在開曼群島根據開曼群島公司法註冊成立為一間受豁免公司。本公司為一間公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處及主要營業地點之地址於年報「一般資料」一節披露。

綜合財務報表以港元呈報，而港元亦為本公司之功能貨幣。

本公司乃投資控股公司，其附屬公司之主要業務為製造及銷售液晶體顯示器(「LCD」)產品及電子消費產品，包括MP3播放機、計算機、電動牙刷及電子零件。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") which are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs had no material effect on how the results and the financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company are in the process of assessing the potential impact and so far concluded that the application of these new standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

2. 應用新訂及經修訂香港財務報告準則

本年度內，本集團首次採納多項由香港會計師公會(「香港會計師公會」)頒佈之新訂準則、修訂及詮釋(「新訂香港財務報告準則」)，此等準則均於二零零五年十二月一日或二零零六年一月一日或之後開始之會計期間生效。採納新訂香港財務報告準則對編製及呈報本會計期間及／或過往會計期間業績和財務狀況之方式並無重大影響。

本集團並無提早採用以下已頒佈但尚未生效之新訂準則、修訂或詮釋。本公司董事正在評估其潛在影響，直至目前本公司董事認為採納該等新準則、修訂或詮釋將不會對本集團之業績及財政狀況構成重大影響。

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(continued)*

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC) – Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC) – Int 8	Scope of HKFRS 2[4]
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Shares Transactions[7]
HK(IFRIC) – Int 12	Service Concession Arrangements[8]

[1] Effective for annual periods beginning on or after 1 January 2007
[2] Effective for annual periods beginning on or after 1 January 2009
[3] Effective for annual periods beginning on or after 1 March 2006
[4] Effective for annual periods beginning on or after 1 May 2006
[5] Effective for annual periods beginning on or after 1 June 2006
[6] Effective for annual periods beginning on or after 1 November 2006
[7] Effective for annual periods beginning on or after 1 March 2007
[8] Effective for annual periods beginning on or after 1 January 2008

2. 應用新訂及經修訂香港財務報告準則 *(續)*

香港會計準則第1號(修訂)	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	經營分類[2]
香港(國際財務報告詮釋委員會)詮釋第7號	根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法[3]
香港(國際財務報告詮釋委員會)詮釋第8號	香港財務報告準則第2號之範圍[4]
香港(國際財務報告詮釋委員會)詮釋第9號	內在衍生工具之重新評估[5]
香港(國際財務報告詮釋委員會)詮釋第10號	中期財務報告及減值[6]
香港(國際財務報告詮釋委員會)詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[7]
香港(國際財務報告詮釋委員會)詮釋第12號	服務特許權安排[8]

[1] 由二零零七年一月一日或之後開始之年度期間生效
[2] 由二零零九年一月一日或之後開始之年度期間生效
[3] 由二零零六年三月一日或之後開始之年度期間生效
[4] 由二零零六年五月一日或之後開始之年度期間生效
[5] 由二零零六年六月一日或之後開始之年度期間生效
[6] 由二零零六年十一月一日或之後開始之年度期間生效
[7] 由二零零七年三月一日或之後開始之年度期間生效
[8] 由二零零八年一月一日或之後開始之年度期間生效

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on SEHK and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

3. 主要會計政策

綜合財務報表乃根據歷史成本慣例編製。

綜合財務報表已按照香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報表已載入香港聯合交易所有限公司證券上市規則及香港公司條例規定之適用披露資料。

綜合賬目之基準

綜合財務報表包括本公司及本公司控制之實體(其附屬公司)之財務報表。當本公司有能力監督一個實體的財務及經營政策以便從其業務中取得利益，則具有控制權。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Basis of consolidation *(continued)*

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All inter-company transactions and balances within the Group have been eliminated on consolidation.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts and sales related taxes.

Sales of goods are recognised when goods are delivered and title has passed.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

3. 主要會計政策 *(續)*

綜合賬目之基準 *(續)*

年內收購或出售之附屬公司之業績由其實際收購日期起或截至實際出售日期止（如適用）包括在綜合收益表內。

附屬公司之財務報表已作出適當調整，致使其會計政策與本集團其他成員公司一致。

所有集團內公司間之交易及結餘在綜合賬目時均予以對銷。

收益確認

收益乃以已收取或應收代價之公平值計量，並反映正常業務貨品提供（經扣除折扣及有關銷售稅項之淨額）之應收款項。

貨品之銷售收入乃在貨品已經付運及擁有權已轉移之情況下確認。

財務資產利息收入按時間基準，參考未清還之本金，根據適用的實際利率計提。所適用之實際利率為財務資產預期年限內估計未來所得現金與相關資產賬面淨值之實際折算率。

經營租約之租金收入乃按相關租約年期以直線法於綜合收益表內確認。於磋商及安排一項經營租約引起之初期直接成本乃加於租約資產之賬面值上，並按租約年期以直線法確認作開支。

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition. For capitalised goodwill arising on acquisitions, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

3. 主要會計政策 *(續)*

商譽

收購附屬公司所產生之商譽，而協議日期於二零零五年一月一日之前，乃指收購成本超出本集團於收購日期在有關附屬公司之可識別資產及負債之公平值中之權益之部份。就已資本化之商譽而言，本集團自二零零五年一月一日起不再繼續攤銷，而有關商譽每年及凡商譽有關之賺取現金單位有可能出現減值之跡象時進行減值測試。

因收購附屬公司而資本化之商譽於綜合資產負債表分別獨立呈列。

就減值測試而言，收購所產生之商譽乃被分配到各有關賺取現金單位，或賺取現金單位之組別，預期彼等從收購之協同效應中受益。已獲配商譽之賺取現金單位每年及凡單位有可能出現減值之跡象時進行減值測試。就於某個財政年度之收購所產生之商譽而言，已獲配商譽之現金賺取單位於該財政年度完結前進行減值測試。當賺取現金單位之可收回金額少於該單位之賬面值，則減值虧損被分配，以削減首先分配到該單位，及其後以單位各資產之賬面值為基準按比例分配到該單位之其他資產之任何商譽之賬面值。商譽之任何減值虧損乃直接於收益表內確認。商譽之減值虧損於其後期間不予撥回。

其後出售附屬公司，被資本化之商譽之應佔金額於出售時計入釐定損益之金額。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Interests in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Property, plant and equipment

Property, plant and equipment, other than properties under development, are stated at cost less accumulated depreciation and any identified impairment losses.

Buildings in the course of development for production are carried at cost, less any identified impairment losses. Depreciation of these assets, on the same basis as other property within property, plant and equipment, commences when the assets are ready for their intended uses.

Buildings are depreciated over the shorter of their useful lives or the terms of respective leases.

Depreciation is provided to write off the cost of property, plant and equipment, other than buildings and properties under development, over their estimated useful lives, and after taking into account of their estimated residual value using the reducing balance method.

3. 主要會計政策 *(續)*

聯營公司之權益

聯營公司指投資者對其擁有重大影響力的實體，且不屬於附屬公司或於合營公司的權益。

聯營公司之業績、資產及負債乃以會計權益法於該等綜合財務報表綜合入賬，惟倘投資被分類為持有作銷售時則除外。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之淨資產作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益，則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

當集團公司與本集團聯營公司進行交易，任何盈虧將按本集團應佔相關聯營公司權益的水平予以對銷。

物業、廠房及設備

物業、廠房及設備(發展中物業除外)按成本值減折舊及攤銷，與及任何已識別之減值虧損入賬。

用作生產之發展中樓宇以成本值經減去任何已識別之減值虧損後入賬。當此等資產可作原定用途時，將與物業、廠房及設備內之其他物業以相同基準折舊。

樓宇採用可使用年期或有關租期兩者之較短者計算折舊。

物業、廠房及設備(發展中樓宇及物業除外)之折舊採用餘額遞減法考慮其估計殘餘值後，按該等資產之估計可使用年期銷成本。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment *(continued)*
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments
The prepaid lease payments represent upfront payment for land use rights and leasehold land are initially recognised at cost and released to income statement over the lease term on a straight-line basis.

Intangible assets
Intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Research and development expenditure
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its estimated useful life, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

3. 主要會計政策 *(續)*

物業、廠房及設備 *(續)*
物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何日後經濟利益時取消確認。資產取消確認產生之任何收益或虧損(按該項目之出售所得款項淨額及賬面值間之差額計算)於該項目取消確認之年度計入收益表。

預付租賃款項
預付租賃款項指就土地使用權及租賃土地預先支付之款項，並初步按成本確認及於有關租期以直線法撥回收入報表。

無形資產
可使用年期有限之無形資產按成本值減去累計攤銷及任何累計減值虧損後入賬。可使用年期有限之無形資產之攤銷以直線法按其估計可使用年期撥備。

終止確認無形資產時所產生之收益或虧損，乃該資產之出售所得收入淨額與賬面值之差額，並在該資產終止確認時於收益表內確認。

研究及發展支出
研究活動之支出於發生之年度內在收益表內確認為支出。

發展支出所帶來內部產生之無形資產在已界定清楚之項目之發展成本預計可透過將來商業活動而得回時方予以確認。該資產按其可使用年期以直線法攤銷，並按成本值減其後累計攤銷及任何累計減值虧損列賬。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Intangible assets *(continued)*

Research and development expenditure *(continued)*

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Trademarks

Costs incurred in the registration of trademarks are capitalised and amortised on a straight-line basis over their estimated useful lives.

Impairment (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

3. 主要會計政策 *(續)*

無形資產 *(續)*

研究及發展支出 *(續)*

凡未有任何內部產生之無形資產可予以確認時，發展支出會於發生之期間內確認為支出。

於初步確認後，內部產生之無形資產乃按成本減累計攤銷及累計減值虧損列賬，與獨立收購之無形資產之基準相同。

商標

商標註冊所需成本會撥作資本，並按其估計可用年期以直線法攤銷。

減值 (商譽除外)

於各結算日，本集團審閱其有形資產之賬面值，以釐定該等試產是否存在減值虧損之跡象。倘某項資產之可收回金額估計少於其賬面值，則該資產之賬面值減少至其可收回金額。減值虧損即時確認為一項支出，除非有關資產乃根據另一個準則按已重估金額列賬，於此情況下，減值虧損根據該準則作重估減值處理。

倘減值虧損其後逆轉，則資產之賬面值增加至其經修訂之估計可收回金額，以致已增加之賬面值不超出假設已釐定於過往年度並無對該資產確認減值虧損之賬面值。減值虧損之逆轉即時確認為收益，除非有關資產根據另一個準則按已重估金額列賬，於此情況下，減值虧損之逆轉根據該準則作重估增加處理。

存貨

存貨以成本值及可變現淨值兩者之較低值入賬。成本值以先入先出法計算。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into either loans and receivables or available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

3. 主要會計政策 *(續)*

金融工具

金融資產及金融負債乃當某集團實體成為工具合同條文之訂約方時在資產負債表上確認。金融資產及金融負債按公平值初步確認。收購或發行金融資產及資產負債直接應佔之交易成本(透過損益以公平值列賬之金融資產及金融負債除外)乃於初步確認時加入金融資產或金融負債之公平值或自金融資產或金融負債之公平值內扣除(如合適)。收購透過損益以公平值列賬之金融資產或金融負債直接應佔之交易成本即時於損益賬內確認。

金融資產

本集團金融資產主要分類為貸款及應收款項或可供出售之金融資產。所有以一般方式買賣之金融資產均按買賣日期基準確認及終止確認。一般方式買賣指須於市場規管或慣例所設定時限內交付之金融資產買賣。就各金融資產類別採納之會計政策載列如下。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets *(continued)*

Loans and trade receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, amount due from an associate and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. 主要會計政策 *(續)*

金融工具 *(續)*

金融資產 *(續)*

貸款及應收賬項

貸款及應收款項指並非於活躍市場報價而具有固定或可釐定款項之非衍生財務資產。於各結算日在初步確認後，貸款及應收款項（包括應收賬款及其他應收款項、應收聯營公司款項與銀行結存）乃利用實際利率法按攤銷成本扣除任何已確定減值虧損列賬。減值虧損於有客觀證據顯示資產出現減值時在損益確認，並按該項資產賬面值及以原有實際利率折現所得估計未來現金流量現值間之差額計算。當該項資產之可收回金額增加可客觀地與該項減值獲確認後出現之事件關連，則減值虧損可於其後期間撥回，惟於減值日期該項資產所撥回賬面值不得超出倘該項減值未獲確認本應出現之攤銷成本。

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets *(continued)*

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, for available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The Group's financial liabilities, including trade and other payables and bank borrowings, are subsequently measured at amortised cost, using the effective interest method.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

3. 主要會計政策 *(續)*

金融工具 *(續)*

金融資產 *(續)*

可供出售之投資

可供銷售投資屬被指派或未獲分類為透過損益按公平值列賬之財務資產、貸款及應收款項或持作到期投資之非衍生工具。於各結算日在初步確認後，就可供出售之股本投資而言，倘並無活躍市場之市價報價，而其公平價值未能可靠計算，則可供出售之股本投資於首次確認後之各個結算日按成本值減任何已識別減值虧損計算。倘具備客觀證明資產減值，則減值虧損於損益表確認。減值虧損數額按資產賬面值與按類似金融資產之現行市場回報率折現估計未來現金流量之現值間之差額計算。該等減值虧損將不會於其後期間撥回。

金融負債及股本

集團實體發行之金融負債及股本投資工具乃根據合同安排之性質與金融負債及股本投資工具之定義分類。

股本投資工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。本公司發行之股本工具乃按已收所得款項（扣除直接發行成本）記賬。

本集團之金融負債，包括應付賬款及其他應付款項及銀行借貸，其後以實際利率法按攤銷成本計算。

借貸成本

所有借貸成本均被視作及計入財務成本，並於產生期間計入綜合收益表內。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as deferred income and are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the consolidated income statement and are reported separately as other income.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. 主要會計政策 *(續)*

政府補助

政府補助在與相關費用配對所需之期間確認為收入。有關應折舊資產之補助呈列為遞延收入，及於資產可使用年期內撥作收入。有關開支項目之補助於該等開支列入綜合收益表之相同期間確認，並獨立呈列為其他經營收入。

租賃

凡租約之條款基本上將資產擁有權之全部風險及回報轉由承租人承擔者，即歸類為融資租約。其他租約全部列作經營租約。

集團作為租賃人

經營租約之租金收入按有關租約期以直線法於綜合收益表確認。於磋商及安排經營租約時產生之初步直接成本計入租賃資產之賬面值，並按租約期以直線法確認為開支。

集團作為承租人

經營租約之應付租金按有關租約期以直線法於損益賬扣除。作為促使訂立經營租約之已收及應收利益亦按租約期以直線法分攤。

稅項

所得稅支出指現時應付稅項與遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利不包括已撥往其他年度之應課稅收入或可扣減支出項目，亦不包括可作免稅或不可扣稅之項目，故與綜合收益表所列純利不同。本集團之即期稅項負債乃使用於結算日已生效或大致生效之稅率計算。

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Taxation *(continued)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. 主要會計政策 *(續)*

稅項 *(續)*

遞延稅項為就綜合財務報表資產與負債賬面值及計算應課稅溢利所用相應稅基兩者間之差額而應付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差額確認，而遞延稅項資產則按可能出現可利用暫時差額扣稅之應課稅溢利時提撥。倘於一項交易中，因商譽（或負商譽）或因業務合併以外原因開始確認其他資產及負債而引致之暫時差額既不影響應課稅務溢利、亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因附屬公司及聯營公司之投資所產生之應課稅暫時差額而確認，惟倘本集團可令暫時差額撥回及暫時差額有可能不會於可見將來撥回之情況則除外。

遞延稅項資產之賬面值於每個結算日作出審閱，並於沒可能會有足夠應課稅溢利恢復全部或部份資產價值時作出調減。

遞延稅項乃按預期於負債清償或資產變現之期間之適用稅率計算。遞延稅項於綜合收益表中扣除或計入綜合收益表，惟倘遞延稅項直接在股本權益中扣除或計入股本權益之情況（在此情況下遞延稅項亦會於股本權益中處理）則除外。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefit costs

Payments to the defined contribution retirement benefit schemes are charged as an expense as they fall due.

3. 主要會計政策 *(續)*

外幣

編製各個別集團企業之財務報表時，以該企業功能貨幣以外之貨幣（外幣）所進行交易乃以其功能貨幣（即該企業營運之主要經濟環境之貨幣）按交易日期之主要匯率入帳。就兩家主要附屬公司而言，功能貨幣視為歐羅。於各結算日，以外幣列值之貨幣項目乃按結算日之主要匯率重新換算。以外幣歷史成本計量之非貨幣項目則不予重新換算。

貨幣項目結算及貨幣項目換算所產生之匯兑差額乃於產生之期間確認為溢利或虧損。

就呈報綜合財務報表而言，本集團之海外經營業務資產及負債乃按結算日之主要匯率換算為本公司之呈報貨幣（即港元），而該等業務之收入及開支則按本期間之平均匯率換算，惟倘期內滙率顯著波動則除外，於該情況下，則採用交易日期之主要匯率。所產生之匯兑差額（如有）乃確認為權益之獨立部份（匯兑儲備）。該項匯兑差額乃於出售海外經營業務之期內確認為溢利或虧損。

退休福利成本

就定額供款退休福利計劃作出之款項於到期日列為支出扣除。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Equity-settled share-based payment transactions

The fair value of services received determined by reference to the fair value of share options granted on or after 1 January 2005 is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve). In relation to share options granted before 1 January 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and vested before 1 January 2005.

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The effect of the change in estimate, if any, is recognised in income statement with a corresponding adjustment to share option reserve.

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, management makes various estimates and judgments (other than those involving estimates) based on past experience, expectations of the future and other information. The key source of estimation uncertainty and the critical judgment that can significantly affect the amounts recognised in the consolidated financial statements within the next financial year are disclosed below:

Impairment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the value in use of the cash-generating units. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

3. 主要會計政策 *(續)*

股本結算以股份為基礎之付款交易

所獲服務按於二零零五年一月一日或以後授出購股權的公平值釐定之公平值，在歸屬期內隨股本之相應增加以直線法列作支出（購股權儲備）。至於在二零零五年一月一日前授出之購股權，本集團選擇不採用有關於二零零二年十一月七日或之前授出及於二零零五年一月一日前歸屬之購股權之香港財務報告準則第2號。

於各結算日，本集團修正其對預期最終歸屬的購股權數目的估計。修正對估計之影響（如有）乃在收益表確認，並對購股權儲備作出相應調整。

購股權獲行使時，先前於購股權儲備中確認之數額將轉撥至股份溢價。當購股權被沒收或於屆滿日仍未獲行使，先前於購股權儲備中確認之數額將轉撥至保留溢利。

4. 估計不明朗因素之主要來源

在應用本集團會計政策之過程中，管理層根據過往經驗、對未來之預測及其他資訊作出多項估計及判斷（除涉及估計者外）。可能對下一財政年度內綜合財務報表所確認數額有重大影響之估計不明朗因素及重大判斷之主要來源現披露如下：

無形資產減值

決定無形資產有否減值須估計現金產生單位之使用價值。計算使用價值時，本集團須估計預期來自現金產生單位之未來現金流量及計算現值之合適折現率。倘實際未來現金流量較預期為少，或會產生重大減值虧損。

5. FINANCIAL INSTRUMENTS

a. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity investments, bank borrowings, amount due from an associate, trade and other receivables, bank balances and cash, and trade and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

Currency risk

The Group have foreign currency sales and purchases and certain borrowings of the Group are denominated in foreign currencies, and the majority of the bank balances are denominated in foreign currencies (comprising United States dollars and Japanese Yen) which expose the Group to foreign currency risk.

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Interest rate risk

The Group's cash flow interest rate risk relates to floating-rate bank borrowings for details of these borrowings (see note 26). The Group's fair value interest rate risk relates primarily to fixed-rate short-term bank fixed deposits. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises. The fair value of the Group's bank balances is approximate to the carrying amount as the fixed deposits are short-term.

5. 金融工具

a. 金融風險管理目標及政策

本集團之主要金融工具包括股本投資、銀行借貸、應收一家聯營公司款項、應收賬款及其他應收款項、銀行結存及現金以及應收賬款及其他應收款項。有關金融工具詳情已於各有關附註披露。該等金融工具之相關風險及風險減低政策載於下文。管理層會管理及監察有關風險，確保適時有效地實施合適措施。

市場風險

貨幣風險

本集團擁有以外幣結算之銷售額及購貨額，而本集團若干借貸以外幣計值，加上大部份銀行結存均以美元及日圓等外幣計值，令本集團承受外幣風險。

本集團現時並無外幣對沖政策。然而，管理層會監察外幣風險，並將考慮於有需要時就主要外幣風險進行對沖。

利率風險

本集團之現金流利率風險與浮息銀行借貸(有關此等借貸詳情，見附註第26項)有關。本集團之公平價利率主要與定息短期銀行定期存款有關。然而，管理層會監察利率風險，並將考慮於有需要時就主要利率風險進行對沖。由於定期存款屬短期，故本集團銀行結存之公平值與其賬面值相約。

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

5. FINANCIAL INSTRUMENTS *(continued)*

a. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables, amount due from an associate and available-for-sale investments. The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations at 31 December 2006 in relation to each class of recognised financial assets is the carrying amount shown in the consolidated balance sheet.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group's concentration of credit risk by geographical locations is mainly in the PRC. The Group has no other significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

5. 金融工具 *(續)*

a. 金融風險管理目標及政策 *(續)*

信貸風險

本集團之主要金融資產為銀行結存及現金、應收賬款及其他應收款項、應收短期貸款、應收一家聯營公司款項以及可供出售之投資。倘對方未能履行其責任，就各類已確認金融資產而言，本集團須承擔之最高信貸風險於二零零六年十二月三十一日為綜合資產負債表所示之賬面值。

流動資金之信貸風險有限，因對方為獲國際信貸評級機構賦予高等信貸評級之銀行。

本集團之風貸風險主要源自其應收賬款及其他應收款項。資產負債表內呈列之金額已扣除應收款項呆賬撥備。

為減低信貸風險，本集團管理層已委派隊伍負責釐定信貸上限、信貸批核及其他監察程序，確保進行跟進行動以收回逾期債項。此外，本集團會審閱各結算日各項個別貿易債項之可收回金額，確保能就無法收回金額作出足夠減值虧損。就此而言，本公司董事認為本集團之信貸風險已大幅調低。

本集團之信貸風險按地域劃分，主要集中在中國。由本集團對手及客戶分散，故並無其他重大集中信貸風險。

5. FINANCIAL INSTRUMENTS *(continued)*

b. FAIR VALUE

The fair value of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions. The directors consider that the carrying amounts of financial assets and financial liabilities in the consolidated financial statements approximate their fair values.

5. 金融工具 *(續)*

b. 公平值

金融資產及金融負債之公平值是按現有市場交易價格的折現現金流分析根據普遍採用定價模式為基準釐定。董事認為金融資產及金融負債於綜合財務報表中之賬面值與其公平值相若。

6. REVENUE

Revenue represents the net proceeds received and receivable on the sale of goods during the year, and is analysed as follows:

6. 收益

收益指本年度銷售貨品之收訖及應收之款項淨額，其分析如下：

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
Sales of LCD products	銷售液晶體顯示器產品	**4,403,989**	4,389,588
Sales of electronic consumer products	銷售電子消費產品	**119,837**	184,491
		4,523,826	4,574,079

7. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions – LCD products and electronic consumer products. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCD products	-	manufacture and distribution of LCD products
Electronic consumer products	-	manufacture and distribution of electronic consumer products

7. 業務及地區分類

業務分類

就管理目的而言，本集團目前經營兩大業務－液晶體顯示器產品與電子消費產品。本集團以此等分類作為呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器產品	－	製造及分銷液晶體顯示產品器產品
電子消費產品	－	製造及分銷電子消費產品

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

Segment information about these businesses is presented below:

For the year ended 31 December 2006

7. 業務及地區分類 *(續)*

業務分類 *(續)*

此等業務之分類資料呈列如下：

截至二零零六年十二月三十一日止年度

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
REVENUE	收益			
External sales	外銷	4,403,989	119,837	4,523,826
RESULT	業績			
Segment result	分類業績	634,489	2,138	636,627
Unallocated corporate income	未分配之公司收入			62,089
Unallocated corporate expenses	未分配之公司費用			(11,433)
Share of loss of an associate	應佔一家聯營公司虧損	-	(334)	(334)
Finance costs	財務費用			(35,766)
Profit before taxation	除稅前溢利			651,183
Income tax expense	所得稅支出			(119,137)
Profit for the year	本年度溢利			532,046

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

7. 業務及地區分類(續)

Business segments *(continued)*

業務分類(續)

As at 31 December 2006

於二零零六年十二月三十一日

BALANCE SHEET

資產負債表

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	資產			
Segment assets	分類資產	2,760,259	291,523	3,051,782
Interest in an associate	一家聯營公司之權益	-	838	838
Available-for-sales investment	可供出售投資			10,500
Deferred tax assets	遞延税項資產			836
Amount due from an associate	應收一家聯營公司款項	-	352	352
Tax recoverable	可收回税項			11,592
Unallocated corporate assets	未分配之公司資產			1,018,641
Consolidated total assets	綜合資產總額			4,094,541
LIABILITIES	負債			
Segment liabilities	分類負債	825,656	38,132	863,788
Tax liabilities	税項負債			51,308
Deferred tax liabilities	遞延税項負債			38,905
Unallocated corporate liabilities	未分配之公司負債			774,538
Consolidated total liabilities	綜合負債總額			1,728,539

OTHER INFORMATION

其他資料

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Unallocated 未分配 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
Capital additions	增加資本	771,564	60,116	-	831,680
Depreciation and amortisation	折舊及攤銷	151,777	34,843	-	186,620
Loss on disposal/write-off of property, plant and equipment	出售/撇銷物業、廠房及設備之虧損	28	443	-	471
Share based payments	以股份為基礎之付款	-	-	10,000	10,000

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

7. 業務及地區分類 *(續)*

業務分類 *(續)*

For the year ended 31 December 2005

截至二零零五年十二月三十一日止年度

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
REVENUE	收益			
External sales	外銷	4,389,588	184,491	4,574,079
RESULT	業績			
Segment result	分類業績	836,975	23,725	860,700
Unallocated corporate income	未分配之公司收入			16,139
Unallocated corporate expenses	未分配之公司費用			(1,092)
Impairment loss on available-for-sale investments	可供出售投資之減值虧損	(7,800)	–	(7,800)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	–	(6,377)	(6,377)
Share of loss of an associate	應佔一家聯營公司虧損	–	(382)	(382)
Finance costs	財務費用			(19,683)
Profit before taxation	除稅前溢利			841,505
Income tax expense	所得稅支出			(139,457)
Profit for the year	本年度溢利			702,048

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business segments *(continued)*

As at 31 December 2005

BALANCE SHEET

7. 業務及地區分類 *(續)*

業務分類 *(續)*

於二零零五年十二月三十一日

資產負債表

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	**資產**			
Segment assets	分類資產	2,308,919	266,910	2,575,829
Interest in an associate	一家聯營公司之權益	–	1,086	1,086
Deferred tax assets	遞延税項資產			415
Amount due from an associate	應收一家聯營公司款項	–	447	447
Tax recoverable	可收回税項			1,967
Unallocated corporate assets	未分配之公司資產			848,436
Consolidated total assets	綜合資產總額			3,428,180
LIABILITIES	**負債**			
Segment liabilities	分類負債	883,006	38,527	921,533
Tax liabilities	税項負債			98,728
Deferred tax liabilities	遞延税項負債			38,150
Unallocated corporate liabilities	未分配之公司負債			431,724
Consolidated total liabilities	綜合負債總額			1,490,135

OTHER INFORMATION

其他資料

		LCD products 液晶體顯示器產品 HK$'000 千港元	Electronic consumer products 電子消費產品 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
Capital additions	增加資本	435,444	60,320	495,764
Depreciation and amortisation	折舊及攤銷	134,775	26,384	161,159
Loss on disposal/write-off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損	–	4,197	4,197

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Geographical segments

The Group's manufacturing operation is located in the PRC. The sales and marketing functions are located at all reportable segments as listed below.

The revenue of the Group, analysed by location of customers, is as follows:

7. 業務及地區分類 *(續)*

地區分類

本集團之製造業務位於中國，銷售及市場推廣業務則位於下文所呈列之所有地區。

本集團按客戶所在地區分類分析之收益如下：

		Revenue by geographical segments 按地區分類劃分之收益	
		2006 二零零六年 **HK$'000** 千港元	2005 二零零五年 HK$'000 千港元
PRC	中國	**3,620,501**	3,433,919
South Korea	南韓	**226,908**	587,569
Japan	日本	**125,054**	175,194
Hong Kong	香港	**212,317**	147,980
Europe	歐洲	**206,404**	119,132
Others	其他	**132,642**	110,285
		4,523,826	4,574,079

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

以下是按資產所在地區分析之分類資產賬面值以及添置之物業、廠房及設備以及無形資產：

		Carrying amount of segment assets 分類資產賬面值		Additions to property, plant and equipment (including deposits) and intangible assets 物業、廠房及設備(包括按金)以及無形資產之添置	
		2006 二零零六年 **HK$'000** 千港元	2005 二零零五年 HK$'000 千港元	**2006** 二零零六年 **HK$'000** 千港元	2005 二零零五年 HK$'000 千港元
PRC	中國	**2,098,071**	2,031,590	**825,275**	494,752
Hong Kong	香港	**1,928,719**	1,347,565	**6,368**	915
Europe	歐洲	**7,336**	20,086	**17**	15
Others	其他	**36,297**	25,024	**20**	82
		4,070,423	3,424,365	**831,680**	495,764

8. OTHER INCOME　8. 其他收入

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Interest income	利息收入	**20,546**	14,536
Tax refund on reinvestment (note)	重新投資之税務退款（附註）	**38,849**	–
Rental income	租金收入	**2,694**	1,603
Gain on disposal of prepaid lease payments	出售預付租賃款項收益	**2,191**	–
Exchange gains	匯兑收益	**4,863**	–
Forfeited deposits from customers	從客戶沒收之按金	**4,647**	–
Government grants	政府津貼	**629**	1,856
Compensation income	補償收入	**–**	1,509
Subcontracting income	外判收入	**–**	1,636
Scrap sales	出售廢料	**–**	1,446
Others	其他	**4,706**	4,852
		79,125	27,438

Note: Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 信利半導體有限公司, is entitled for the tax refund on the reinvestment on its share of profit. In current year, the income tax previously paid on the amount of reinvestment by this subsidiary has fully refunded back to the immediate holding company of this PRC subsidiary.

附註：根據中國之有關法律及法規，本公司之中國附屬公司信利半導體有限公司有權於就其應佔溢利獲得重新投資之税務退款。本年度內，以往就此附屬公司重新投資支付之所得税已全數退回此中國附屬公司之直接控股公司。

9. FINANCE COSTS　9. 財務費用

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Interest on:	利息：		
Bank borrowings wholly repayable within five years	須於五年內全部償還之銀行借貸	**35,766**	19,466
Finance leases	融資租約	**–**	217
		35,766	19,683

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

10. INCOME TAX EXPENSE
10. 所得税支出

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
Current tax:	本期税項：		
Hong Kong	香港	**35,949**	50,697
PRC	中國	**82,361**	73,661
Other jurisdictions	其他司法權區	**360**	254
		118,670	124,612
Under (over) provision in prior years:	以往年度撥備不足（超額撥備）：		
Hong Kong	香港	**133**	(4,850)
PRC	中國	**-**	1,330
		133	(3,520)
Deferred tax (note 27):	遞延税項（附註第27項）：		
Current year	本年度	**334**	18,365
Income tax expense for the year	本年度所得税支出	**119,137**	139,457

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year. Income tax arising in PRC and other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

香港利得税乃根據年內之估計應課税溢利按17.5%（二零零五年：17.5%）之税率計算。於中國及其他司法權區所產生之所得税乃根據有關司法權區適用之税率計算。

Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 信利半導體有限公司, is entitled to exemption from PRC enterprise income tax for the first two years commencing from its first profit-making year of operation and thereafter, this PRC subsidiary will be entitled to a 50% relief from PRC enterprise income tax of 24% for the following three years starting from 2003.

根據中國相關法律及規例，本公司其中一家中國附屬公司信利半導體有限公司有權於首個獲利之營運年度起計首兩年獲豁免中國企業所得税，而該中國附屬公司有權由二零零三年起三年享有中國企業所得税（税率為24%）之50%寬減。

10. INCOME TAX EXPENSE *(continued)*

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

10. 所得稅支出 *(續)*

本年度之稅項支出與綜合收益表之除稅前溢利之對賬如下：

		2006 二零零六年			2005 二零零五年		
		PRC HK$'000 中國 千港元	**HK HK$'000 香港 千港元**	**Total HK$'000 總額 千港元**	PRC HK$'000 中國 千港元	HK HK$'000 香港 千港元	Total HK$'000 總額 千港元
Profit before taxation	除稅前溢利	**513,417**	**137,766**	**651,183**	602,813	238,692	841,505
Applicable income tax rate	適用所得稅率	**27%**	**17.5%**		27%	17.5%	
Tax at the applicable income tax rate	根據適用所得稅率計算之稅項	**138,623**	**24,109**	**162,732**	162,760	41,771	204,531
Tax effect of share of results of an associate	應佔一家聯營公司業績之稅務影響	**-**	**58**	**58**	-	67	67
Tax effect of expenses not deductible for tax purpose	不可扣稅支出之稅務影響	**-**	**12,937**	**12,937**	-	4,099	4,099
Tax effect of income not taxable for tax purpose	不可課稅收入之稅務影響	**-**	**(3,401)**	**(3,401)**	-	(2,321)	(2,321)
Under(over)provision in respect of prior year	以往年度撥備不足(超額撥備)	**-**	**133**	**133**	1,330	(4,850)	(3,520)
Tax effect of tax losses not recognised	未確認稅務虧損之稅務影響	**560**	**1,353**	**1,913**	4,090	679	4,769
Tax effect of other deductible temporary differences not recognised	未確認其他可扣稅暫時差額之稅務影響	**-**	**-**	**-**	1,371	-	1,371
Tax effect of utilisation of tax losses previously not recognised	動用以往未確認之稅務虧損之稅務影響	**-**	**(75)**	**(75)**	(1,187)	(8)	(1,195)
Tax effect of utilisation of deductible temporary differences previously not recognised	動用以往未確認之可扣減暫時差額之稅務影響	**-**	**(283)**	**(283)**	-	-	-
Effect of tax concession granted to a PRC subsidiary	中國附屬公司獲授稅務優惠之影響	**(55,306)**	**-**	**(55,306)**	(87,897)	-	(87,897)
Effect of cessation of concessionary rate of Hong Kong Profits Tax on opening deferred tax liability (note)	終止以優惠稅率計算香港利得稅對期初遞延稅項負債之影響(附註)	**-**	**-**	**-**	-	19,474	19,474
Others	其他	**(260)**	**689**	**429**	153	(74)	79
Tax expense for the year	本年度稅項支出	**83,617**	**35,520**	**119,137**	80,620	58,837	139,457

Note: In previous years, for Hong Kong Profits Tax purposes, one of the Company's subsidiaries had been claiming that 50% of its assessable profit attributable to its manufacturing operation in the PRC as offshore in nature and non-taxable. In prior year, this subsidiary had changed its mode of operation so that its assessable profit is chargeable to Hong Kong Profits Tax at 17.5%.

附註：於過往年度，就申報香港利得稅而言，本公司其中一家附屬公司已報稱其約50%應課稅溢利乃來自於中國之製造業務，故屬離岸性質及無需課稅。去年，該附屬公司已改變其運作模式，以致其應課稅溢利以香港利得稅稅率17.5%課稅。

11. PROFIT FOR THE YEAR 11. 本年度溢利

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
Profit for the year has been arrived at after charging:	本年度溢利於扣除下列各項後達致：		
Depreciation and amortisation on:	以下各項之折舊及攤銷：		
Property, plant and equipment	物業、廠房及設備	**173,135**	148,904
Prepaid lease payments	預付租賃款項	**2,598**	2,456
Development expenditure included in cost of sales	發展支出（計入銷售成本）	**10,625**	9,455
Trademarks included in administrative expenses	商標（計入行政費用）	**262**	344
		186,620	161,159
Cost of inventories	存貨成本	**3,612,475**	3,474,064
Staff costs, inclusive of directors' remuneration:	員工成本（包括董事酬金）：		
Salaries and other benefits	薪金及其他福利	**230,387**	187,576
Retirement benefits scheme contributions	退休福利計劃供款	**11,547**	8,515
		241,934	196,091
Auditors' remuneration	核數師酬金		
Current year	本年度	**1,842**	1,693
Underprovision in prior year	以往年度撥備不足	**-**	50
Allowance for doubtful debts	呆賬撥備	**3,232**	9,675
Loss on disposal/write-off of property, plant and equipment	出售／撇銷物業、廠房及設備之虧損	**471**	4,197
Operating lease rental in respect of:	經營租約租金來自：		
Rented premises	租賃物業	**4,122**	3,301
Other equipment	其他設備	**484**	538
Research costs (included in cost of sales)	研究成本（計入銷售成本）	**11,465**	13,655

Of the consolidated profit for the year of HK$532,046,000 (2005: HK$702,048,000), a profit of HK$225,307,000 (2005: HK$224,937,000) has been dealt with in the financial statements of the Company.

於532,046,000港元（二零零五年：702,048,000港元）之本年度綜合溢利當中，225,307,000港元（二零零五年：224,937,000港元）之溢利已在本公司之財務報表中處理。

12. DIRECTORS' REMUNERATION

12. 董事酬金

		Lam Wai Wah, Steven (Chairman and Managing Director) 林偉華 (主席及董事總經理) HK$'000 千港元	Wong Pong Chun, James (Executive Director) 黃邦俊 (執行董事) HK$'000 千港元	Cheung Tat Sang, James (Marketing Director) 張達生 (市場推廣董事) HK$'000 千港元	Li Jian Hua (Production Managing Director) 李建華 (生產部董事總經理) HK$'000 千港元	Chung Kam Kwong 鍾錦光 HK$'000 千港元	Ip Cho Ting, Spencer 葉祖亭 HK$'000 千港元	Heung Kai Sing 香啟誠 HK$'000 千港元	Total 總額 HK$'000 千港元
2006	**二零零六年**								
Directors' fees:	**董事袍金：**								
Executive	**執行**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Independent non-executive	**獨立非執行**	**-**	**-**	**-**	**-**	**88**	**30**	**30**	**148**
Other emoluments paid to the executive directors:	**支付予執行董事之其他酬金：**								
Salaries and other benefits	**薪金及其他福利**	**2,113**	**1,250**	**1,640**	**1,800**	**-**	**-**	**-**	**6,803**
Performance related incentive payments (note 1)	**與業績掛鈎之獎金 (附註1)**	**-**	**-**	**875**	**1,500**	**-**	**-**	**-**	**2,375**
Contributions to retirement benefit scheme	**退休福利計劃供款**	**24**	**24**	**24**	**12**	**-**	**-**	**-**	**84**
		2,137	**1,274**	**2,539**	**3,312**	**88**	**30**	**30**	**9,410**
2005	二零零五年								
Directors' fees:	董事袍金：								
Executive	執行	-	-	-	-	-	-	-	-
Independent non-executive	獨立非執行	-	-	-	-	88	30	30	148
Other emoluments paid to the executive directors:	支付予執行董事之其他酬金：								
Salaries and other benefits	薪金及其他福利	2,048	1,385	1,596	1,440	-	-	-	6,469
Performance related incentive payments (note 1)	與業績掛鈎之獎金 (附註1)	-	-	1,290	1,200	-	-	-	2,490
Contributions to retirement benefit scheme	退休福利計劃供款	24	24	24	12	-	-	-	84
		2,072	1,409	2,910	2,652	88	30	30	9,191

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

12. DIRECTORS' REMUNERATION *(continued)*

Notes:

(1) The performance related incentive payments is determined as a percentage of the turnover and operating profit of the Group for the two years ended 31 December 2006.

(2) In addition to the above, during the year, Mr. Wong Pong Chun, James and Mr. Cheung Tat Sang, James were granted certain share options of the Company and the deemed benefits arising from the grant of those share options are HK$3,333,000 and HK$3,333,000 respectively. The deemed benefits represent the fair value of the share options granted, calculated on the basis set out in note 32.

12. 董事酬金 *(續)*

附註：

(1) 與業績掛鈎之獎金乃按本集團截至二零零六年十二月三十一日止兩個年度之營業額及營運溢利之若干百分比釐定。

(2) 除上述者外，年內，黃邦俊先生及張達生先生獲授本公司若干購股權以及因獲授該等購股權而產生被視作擁有之利益分別為3,333,000港元及3,333,000港元。被視作擁有之利益指已獲授購股權之公平值，按附註第32項所載基準計算。

13. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2005: three) were directors of the Company whose emoluments are set out in note 12 above. The emoluments of the remaining two (2005: two) individuals were as follows:

13. 僱員酬金

本集團五名最高薪酬人士包括三名（二零零五年：三名）本公司之董事，其酬金詳情已載於上文附註第12項。其餘兩名（二零零五年：兩名）僱員之酬金如下：

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
Salaries and other benefits	薪金及其他福利	**3,660**	2,406
Performance related incentive payments	與業績掛鈎之獎金	**-**	3,030
Contributions to retirement benefit scheme	退休福利計劃供款	**36**	24
		3,696	5,460

Their emoluments were within the following bands:

有關僱員酬金之金額介乎：

		2006 **二零零六年** **Number of employees** **僱員數目**	2005 二零零五年 Number of employees 僱員數目
HK$1,500,001 to HK$2,000,000	1,500,001港元至2,000,000港元	**1**	–
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	**1**	1
HK$3,000,001 to HK$3,500,000	3,000,001港元至3,500,000港元	**-**	1

14. DIVIDENDS

14. 股息

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Dividend recognised as distribution during the year:	於本年度確認為分派之股息：		
Interim dividend paid of 23 HK cents (2005: 23 HK cents) per share	已派發中期股息每股23港仙（二零零五年：23港仙）	**107,640**	105,378
Final dividend in respect of 2005 paid of 25 HK cents (2005: in respect of 2004 of 23 HK cents) per share	已派發二零零五年之末期股息每股25港仙（二零零五年：二零零四年之末期股息23港仙）	**114,626**	104,576
		222,266	209,954

A final dividend of 25 HK cents (2005: 25 HK cents) per share has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

末期股息每股25港仙（二零零五年：25港仙）已由董事建議，並須經由股東於應屆股東週年大會上批准。

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

15. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

15. 每股盈利

每股基本盈利及每股攤薄盈利乃按下列數據計算：

Earnings 盈利

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Earnings for the purposes of basic and diluted earnings per share	用作計算每股基本及攤薄盈利之盈利	**532,046**	702,048

Number of shares 股份數目

		2006 二零零六年	2005 二零零五年
Weighted average number of ordinary shares for the purposes of basic earnings per share	用作計算每股基本盈利之加權平均普通股數目	**463,925,689**	455,489,623
Effect of dilutive potential ordinary shares:	潛在普通股攤薄影響：		
Share options issued by the Company	本公司所發行之購股權	**6,912,977**	12,969,191
Weighted average number of ordinary shares for the purposes of diluted earnings per share	用作計算每股攤薄盈利之加權平均普通股數目	**470,838,666**	468,458,814

16. PROPERTY, PLANT AND EQUIPMENT

16. 物業、廠房及設備

		Buildings 樓宇 HK$'000 千港元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 千港元	Plant and machinery 廠房及機器 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Properties under development 發展中物業 HK$'000 千港元	Total 總額 HK$'000 千港元
COST	成本值						
At 1 January 2005	於二零零五年一月一日	293,218	131,238	1,054,206	18,300	6,215	1,503,177
Currency realignment	貨幣調整	681	2,605	17,625	148	15	21,074
Transfer to other property, plant and equipment	轉移至其他物業、廠房及設備	37,092	-	308	-	(37,400)	-
Additions	添置	303	20,582	379,142	883	33,857	434,767
Disposals/write-off	出售/撤銷	-	-	(14,644)	-	-	(14,644)
At 31 December 2005	於二零零五年十二月三十一日	331,294	154,425	1,436,637	19,331	2,687	1,944,374
Currency realignment	貨幣調整	3,562	5,319	42,762	330	11	51,984
Transfer to other property, plant and equipment	轉移至其他物業、廠房及設備	25,102	-	-	-	(25,102)	-
Additions	添置	12,691	58,726	155,752	1,030	231,995	460,194
Disposals	出售	-	(738)	-	-	-	(738)
At 31 December 2006	**於二零零六年十二月三十一日**	**372,649**	**217,732**	**1,635,151**	**20,691**	**209,591**	**2,455,814**
DEPRECIATION AND IMPAIRMENT	折舊及減值						
At 1 January 2005	於二零零五年一月一日	62,335	79,175	547,102	10,913	-	699,525
Currency realignment	貨幣調整	219	1,143	7,083	118	-	8,563
Provided for the year	本年度撥備	8,266	12,356	125,753	2,529	-	148,904
Impairment loss recognised in the income statement	於收益表中確認之減值虧損	-	-	6,377	-	-	6,377
Eliminated on disposals/write-off	出售/撤銷對銷	-	-	(10,447)	-	-	(10,447)
At 31 December 2005	於二零零五年十二月三十一日	70,820	92,674	675,868	13,560	-	852,922
Currency realignment	貨幣調整	516	3,145	22,379	264	-	26,304
Provided for the year	本年度撥備	9,161	21,466	140,448	2,060	-	173,135
Eliminated on disposals	出售對銷	-	(267)	-	-	-	(267)
At 31 December 2006	**於二零零六年十二月三十一日**	**80,497**	**117,018**	**838,695**	**15,884**	**-**	**1,052,094**
CARRYING VALUES	賬面值						
At 31 December 2006	**於二零零六年十二月三十一日**	**292,152**	**100,714**	**796,456**	**4,807**	**209,591**	**1,403,720**
At 31 December 2005	於二零零五年十二月三十一日	260,474	61,751	760,769	5,771	2,687	1,091,452

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

The cost of buildings is depreciated over forty years or the terms of the respective leases, whichever is the shorter, using the straight-line method.

The above items of property, plant and equipment are depreciated on a reducing balance method at the following rates per annum:

Furniture, fixtures and equipment	15% to 50%
Plant and machinery	15% to 40%
Motor vehicles	25% to 45%

16. 物業、廠房及設備 *(續)*

樓宇之成本以直線法以四十年年期或有關租賃年期(以較短者)折舊。

以上物業、廠房及設備之項目以餘額遞減法,按以下年率計算折舊:

傢俬,裝置及設備	15%至50%
廠房及機器	15%至40%
汽車	25%至45%

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
The carrying value of the Group's property interests shown above comprises:	上述本集團物業權益之賬面值包括:		
Leasehold properties in Hong Kong held under medium term leases	根據中期租約在香港持有之租賃物業	**2,995**	3,135
Leasehold properties in the PRC held under medium term leases	根據中期租約在中國持有之租賃物業	**289,157**	257,339
		292,152	260,474

The directors conducted a review of the Group's manufacturing assets and determined that a number of plant and machinery were impaired, due to physical damage and technical obsolescence. Accordingly, impairment losses of HK$6,377,000 have been recognised in respect of plant and machinery in prior years, which were used in the Group's electronic consumer products segment.

董事對本集團之製造資產進行了審視,決定一定數目之廠房及機器由於本船上的損壞及技術上的過時而須減值。相應地,屬於本集團電子消費產品分類所使用的廠房及機器確認減值虧損6,377,000港元。

17. PREPAID LEASE PAYMENTS

17. 預付租賃款項

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
The Group's prepaid lease payments comprise:	本集團預付租賃款項包括：		
Leasehold land in Hong Kong held under medium-term lease	根據中期租約在香港持有之租賃土地	**4,469**	4,582
Leasehold land in the PRC held under medium-term lease	根據中期租約在中國持有之租賃土地	**97,218**	96,141
		101,687	100,723
Analysed for reporting purposes as:	就滙報目的分析如下：		
Non-current asset	非流動資產	**99,089**	98,267
Current asset	流動資產	**2,598**	2,456
		101,687	100,723

18. INTANGIBLE ASSETS

18. 無形資產

		Development expenditure 發展支出 HK$'000 千港元	Trademarks 商標 HK$'000 千港元	Total 總額 HK$'000 千港元
COST	成本值			
At 1 January 2005	於二零零五年一月一日	38,922	2,899	41,821
Additions	增加	–	405	405
At 31 December 2005	於二零零五年十二月三十一日	38,922	3,304	42,226
Additions	增加	4,680	160	4,840
At 31 December 2006	**於二零零六年十二月三十一日**	**43,602**	**3,464**	**47,066**
AMORTISATION	攤銷			
At 1 January 2005	於二零零五年一月一日	10,559	2,466	13,025
Provided for the year	本年度撥備	9,455	344	9,799
At 31 December 2005	於二零零五年十二月三十一日	20,014	2,810	22,824
Provided for the year	本年度撥備	10,625	262	10,887
At 31 December 2006	**於二零零六年十二月三十一日**	**30,639**	**3,072**	**33,711**
CARRYING VALUES	賬面值			
At 31 December 2006	**於二零零六年十二月三十一日**	**12,963**	**392**	**13,355**
At 31 December 2005	於二零零五年十二月三十一日	18,908	494	19,402

Development expenditure and trademarks are amortised on a straight-line basis over 4 years.

Included in carrying value of development expenditure is an amount of HK$7,800,000 (2005: HK$15,600,000) representing licence fee acquired from a third party in 2003 for the Group's OLED business. The remaining amount is internally generated. Trademarks were acquired from third parties.

發展支出及商標乃以直線法攤銷，攤銷期為四年。

於發展支出之賬面值中包括一筆7,800,000港元（二零零五年：15,600,000港元）款額，代表從第三方於二零零三年取得本集團OLED業務之牌照費。餘額為內部產生。商標乃由第三方取得。

19. INTEREST IN AN ASSOCIATE

19. 一家聯營公司之權益

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Cost of investment in unlisted associate	投資非上市聯營公司成本	**500**	500
Share of post-acquisition profits, net of dividend received	應佔收購後溢利，扣除已收股息	**338**	586
		838	1,086

Particulars of the associate of the Group at 31 December 2006 are as follows:

本集團於二零零六年十二月三十一日之聯營公司之詳情如下：

Name of associate 聯營公司名稱	Form of business structure 業務架構形式	Country of incorporation/ operation 註冊成立／營業國家	Class of shares held 所持股份類別	Percentage of issued share capital held by the Group 本集團持有之已發行股本百分比	Principal activities 主要業務
Fast Clean (Korea) Ltd.	Incorporated 註冊為法團	South Korea 南韓	Ordinary 普通股	50%	Trading in electric consumer products 電子消費產品貿易

The summarised financial information in respect of the Group's associate is set out below:

本集團聯營公司有關財務資料概述如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Total assets	總資產	**2,695**	3,829
Total liabilities	總負債	**(1,019)**	(1,658)
Net assets	淨資產	**1,676**	2,171
Group's share of net assets of an associate	本集團應佔一家聯營公司淨資產	**838**	1,086

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

19. INTEREST IN AN ASSOCIATE *(continued)* 19. 一家聯營公司之權益 *(續)*

		Year ended 31.12.2006 截至二零零六年十二月三十一日止年度 HK$'000 千港元	Year ended 31.12.2005 截至二零零五年十二月三十一日止年度 HK$'000 千港元
Revenue	收益	**5,510**	3,935
Loss for the year	本年度虧損	**(668)**	(765)
Group's share of loss of an associate for the year	本集團年內應佔一家聯營公司虧損	**(334)**	(382)

20. AVAILABLE-FOR-SALE INVESTMENTS 20. 可供出售投資

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Unlisted equity shares, at cost	非上市股本股份(按成本值)	**10,500**	7,800
Less: impairment	扣減:減值	**-**	(7,800)
		10,500	-

The investments represent the unlisted equity shares issued by private entities in Japan. The investments were stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

該投資代表一家於日本的私人公司發行的非上市股本的投資。由於其估計合理公平值之幅度顯著,董事認為其公平值不能可靠計量,故其於各結算日按成本值扣減減值列出。

21. INVENTORIES

21. 存貨

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Raw materials	原材料	**202,533**	243,785
Work in progress	在製品	**139,521**	118,834
Finished goods	製成品	**177,024**	187,375
		519,078	549,994

During the year, there was a write-down of inventories of HK$1,876,000 (2005: HK$3,599,000) to their net realisable value.

本年度內，於其淨可變現價值中有一筆存貨撇銷款額1,876,000港元（二零零五年：3,599,000港元）。

22. TRADE AND OTHER RECEIVABLES

22. 應收賬項及其他應收款項

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

本集團之政策為給予其貿易客戶平均30至90天的信貸期。

The following is an aged analysis of accounts receivable at the balance sheet date:

於結算日之應收賬項賬齡分析如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Within 60 days	60天以內	**442,116**	566,087
61 to 90 days	61至90天	**43,761**	63,958
More than 90 days	90天以上	**53,636**	24,611
		539,513	654,656

At 31 December 2006, allowance has been made for estimated irrecoverable amount of HK$12,907,000 (2005: HK$9,675,000).

於二零零六年十二月三十一日，就估計不可收回款額的撥備為12,907,000港元（二零零五年：9,675,000港元）。

23. AMOUNT DUE FROM AN ASSOCIATE

23. 應收一家聯營公司款項

The amount due from an associate is unsecured, interest free and repayable on demand.

應收一家聯營公司款項為無抵押、免息並須按要求償還。

24. BANK BALANCES AND CASH

The Group's bank balances and cash that are denominated in currencies other the functional currencies of the relevant group entities are set out below:

24. 銀行結存及現金

本集團以有關集團實體功能貨幣以外之貨幣列值之銀行結存及現金載列如下：

		Japanese Yen 日圓 HK$'000 千港元	US$ 美元 HK$'000 千港元	Renminbi 人民幣 HK$'000 千港元	Euro 歐元 HK$'000 千港元
As at 31 December 2006	**於二零零六年十二月三十一日**	**728,402**	**242,999**	**2,197**	**4,829**
As at 31 December 2005	於二零零五年十二月三十一日	118,772	637,318	3,181	9,125

Bank balances carry interest at market rates which ranged from 0.13% to 4.74% (2005: 0.01% to 2.75%) per annum.

銀行結存按介乎0.13%至4.74%(二零零五年：0.01%至2.75%)之市場年利率計息。

25. TRADE AND OTHER PAYABLES

The following is an aged analysis of accounts payable at the balance sheet date:

25. 應付賬項及其他應付款項

於結算日之應付賬項賬齡分析如下：

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
Within 60 days	60天以內	**472,881**	685,095
61 to 90 days	61至90天	**93,982**	38,014
More than 90 days	90天以上	**87,854**	31,596
		654,717	754,705

26. BANK BORROWINGS

26. 銀行借貸

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Bank loans	銀行借貸	**524,602**	430,089
Trust receipt loans	信託收據貸款	**249,938**	1,407
		774,540	431,496
Secured	有抵押	**–**	25,000
Unsecured	無抵押	**774,540**	406,496
		774,540	431,496
The Group's bank borrowings that are denominated in currencies other the functional currencies of the relevant group entities are set out below:	本集團以有關集團實體功能貨幣以外之貨幣列值之銀行借貸載列如下:		
Denominated in US$	以美元計值	**106,518**	7,181
Denominated in Japanese Yen	以日圓計值	**6,300**	–
The maturity profile of the bank borrowings is as follows:	銀行借貸之到期日資料如下:		
On demand or within one year	於催繳時或於一年內	**566,696**	181,937
More than one year, but not exceeding two years	一年後但於兩年內	**123,966**	167,899
More than two years, but not exceeding five years	兩年後但於五年內	**83,878**	81,660
		774,540	431,496
Less: Amount due within one year shown under current liabilities	減:列於流動負債中之一年內到期款項	**(566,696)**	(181,937)
Amount due after one year	一年後到期款項	**207,844**	249,559

All the Group's borrowings are variable-rate borrowings which carry interest at HIBOR or LIBOR plus certain basis points. Interest is repricing every three months and the range of interest rates is at 4.70% to 6.88% (2005: 1.73% to 7.61%).

本集團所有借貸均為浮息借貸,其按香港銀行同業拆息或倫敦銀行同業拆息加若干基本點子計息。利息每三個月重定,息率幅度為4.70%至6.88%(二零零五年:1.73%至7.61%)。

27. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior reporting periods:

27. 遞延稅項

在本及上一個報告期間內確認的主要遞延稅項債務(資產)及其變動如下:

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	**Intangible assets 無形資產** HK$'000 千港元	**Tax losses 稅項虧損** HK$'000 千港元	**Others 其他** HK$'000 千港元	**Total 總額** HK$'000 千港元
At 1 January 2005	於二零零五年一月一日	19,568	505	(8)	(695)	19,370
Effect on cessation of concessionary rate of Hong Kong Profits Tax on opening deferred tax liability charge to income	終止以優惠稅率計算香港利得稅對期初遞延稅項負債之影響於收入中支銷	19,040	434	-	-	19,474
(Credit) charge to income for the year	於年度收入中(抵免)支銷	(458)	(939)	8	280	(1,109)
At 1 January 2006	於二零零六年一月一日	38,150	-	-	(415)	37,735
(Credit) charge to income for the year	於年度收入中(抵免)支銷	755	-	-	(421)	334
At 31 December 2006	於二零零六年十二月三十一日	**38,905**	**-**	**-**	**(836)**	**38,069**

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

就資產負債表之呈列而言,已抵銷若干遞延稅項資產及負債。就財務呈報而言之遞延稅項結餘分析如下:

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Deferred tax liabilities	遞延稅項負債	**38,905**	38,150
Deferred tax assets	遞延稅項資產	**(836)**	(415)
		38,069	37,735

27. DEFERRED TAX *(continued)*

At the balance sheet date, the Group has unused tax losses of HK$55,470,000 (2005: HK$46,093,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$12,684,000 (2005: HK$10,536,000) that will expire from 2007 to 2010, other losses may be carried forward indefinitely.

At the balance sheet date, the Group had other deductible temporary differences of HK$6,218,000 (2005: HK$7,835,000) available for offset against future profit. A deferred tax asset has not been recognised due to the unpredictability of future profit streams.

27. 遞延稅項 *(續)*

於結算日，本集團之未動用稅務虧損55,470,000港元（二零零五年：46,093,000港元）可用作抵銷未來溢利。由於未能估計將來之溢利，因此並無就該等虧損確認遞延稅項資產。未確認之稅務虧損包括將於二零零七年至二零一零年屆滿之虧損12,684,000港元（二零零五年：10,536,000港元），而其他虧損可無限期結轉。

於結算日，本集團之其他可扣減暫時差額6,218,000港元（二零零五年：7,835,000港元）可用作抵銷未來溢利。由於未能估計將來之溢利，故並無確認遞延稅項資產。

28. SHARE CAPITAL

28. 股本

		Number of shares 股數		Share capital 股本	
		2006 二零零六年	2005 二零零五年	**2006 二零零六年 HK$'000 千港元**	2005 二零零五年 HK$'000 千港元
Ordinary shares of HK$0.1 each	每股面值0.1港元之普通股				
Authorised:	法定：				
At 1 January and 31 December	於一月一日及十二月三十一日	**650,000,000**	650,000,000	**65,000**	65,000
Issued and fully paid:	已發行及繳足：				
At 1 January	於一月一日	**458,164,527**	451,689,527	**45,816**	45,168
Exercise of share options	行使購股權	**10,132,000**	6,475,000	**1,014**	648
At 31 December	於十二月三十一日	**468,296,527**	458,164,527	**46,830**	45,816

Details of the exercise of share options are set out in note 32.

行使購股權之詳情載於附註第32項。

29. PLEDGE OF ASSETS

As at 31 December 2005, the Group had pledged certain of its machinery with an aggregate carrying value of HK$47,056,000 to secure bank borrowings granted to the Group in prior year.

29. 資產抵押

於二零零五年十二月三十一日，本集團將賬面總值為47,056,000港元之若干機器，提供予銀行作為於上年度取得本集團之銀行借貸之抵押。

30. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

30. 經營租約承擔

於結算日，本集團在不可撤銷經營租約之未來最低租約付款承擔之到期日如下：

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
Within one year	一年內	**2,613**	4,435
Within two years	兩年內	**1,117**	274
		3,730	4,709

Operating lease payments represent rentals payable by the Group for certain of its office premises and other equipment. Leases are negotiated for an average term of two years with fixed rentals.

經營租約指本集團就其若干辦公室物業及其他設備而應付之租金。平均協定租期為兩年，並為固定租金。

31. CAPITAL COMMITMENTS

31. 資本承擔

		2006 **二零零六年** **HK$'000** **千港元**	2005 二零零五年 HK$'000 千港元
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of plant and equipment	就購置廠房及設備已訂約未在財務報表中撥備之資本支出	**1,106,216**	51,415
Capital expenditure authorised but not contracted for in respect of acquisition of plant and equipment	就購置廠房及設備已獲授權但未訂約之資本支出	**600,000**	2,000,000

32. SHARE OPTION SCHEMES

Pursuant to resolutions passed at an extraordinary general meeting of the Company on 22 December 2003, the Company has terminated a share option scheme which was adopted on 22 May 2001 (the "Old Scheme") and adopted a new share option scheme (the "New Scheme").

(i) Old Scheme

The purpose of the Old Scheme is to motivate employees of the Group and to allow them to participate in the growth of the Company. The maximum number of shares in respect of which options may be granted under the Old Scheme is not permitted to exceed 10% of the share capital of the Company in issue from time to time. The maximum number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the aggregate number of shares for the time being issued and issuable under the Old Scheme. Any participants who accepts an offer of the grant of an option in accordance with the terms of the Old Scheme shall pay to the Company HK$1.00 by way of consideration for the grant thereof within a period of 30 days from the date on which an option is offered to the participant.

At 31 December 2006, the number of shares in respect of which options had been granted previously and remained outstanding under the Old Scheme was 3,963,000 (2005: 14,095,000), representing 0.8% (2005: 3.1%) of the shares of the Company in issue at that date. The options are exercisable at any time until 22 May 2011.

32. 購股權計劃

根據本公司於二零零三年十二月二十二日舉行之股東特別週年大會通過之決議案，本公司已終止於二零零一年五月二十二日採納之購股權計劃（「舊計劃」），並採納一項新購股權計劃（「新計劃」）。

(i) 舊計劃

舊計劃旨在鼓勵本集團之僱員，並讓彼等參與本公司之增長。根據舊計劃可予授出之購股權所涉及之股份數目，最高不得超過本公司不時已發行股本10%。可授予任何個別人士之購股權所涉及之股份數目，最高不得超過當時根據舊計劃已發行及可發行之股份總數25%。任何根據舊計劃條款接納所獲授購股權之參與者須於購股權授予參與者當日起計30日內以代價形式向本公司支付1.00港元。

於二零零六年十二月三十一日，舊計劃項下之已授出但尚未行使購股權所涉及之股份數目為3,963,000股（二零零五年：14,095,000股），佔本公司於該日之已發行股份0.8%（二零零五年：3.1%）。購股權可隨時予以行使，直至二零一一年五月二十二日止。

32. SHARE OPTION SCHEMES *(continued)*

(i) Old Scheme *(continued)*

The following tables disclose details of the Company's share options held by the employees (including directors) and movements in such holdings during the year:

32. 購股權計劃 *(續)*

(i) 舊計劃 *(續)*

下表披露僱員(包括董事)所持本公司購股權之詳情及於年內之購股權變動情況:

2006

二零零六年

Date of grant 授出日期	Exercisable period 行使期間	Exercise price 行使價 HK$ 港元	Number of options 購股權數目 Outstanding at 1.1.2005 於二零零五年一月一日尚未行使	Exercised during the year 年內行使	Outstanding at 31.12.2005 於二零零五年十二月三十一日尚未行使	Exercised during the year 年內行使	Outstanding at 31.12.2006 於二零零六年十二月三十一日尚未行使
Directors: **董事:**							
16 July 2001 二零零一年七月十六日	17.7.2001 to 21.5.2011 二零零一年七月十七日至二零一一年五月二十一日	2.196	14,370,000	(2,980,000)	11,390,000	(8,690,000)	**2,700,000**
Employees: **僱員:**							
16 July 2001 二零零一年七月十六日	17.7.2001 to 21.5.2011 二零零一年七月十七日至二零一一年五月二十一日	2.196	6,200,000	(3,495,000)	2,705,000	(1,442,000)	**1,263,000**
			20,570,000	(6,475,000)	14,095,000	(10,132,000)	**3,963,000**

The average fair value of the Company's share before the date of issue for the exercise of share options during the year is HK$10.27 (2005: HK$10.38).

年內,就行使購股權而發行之本公司股份於發行日期之平均公平價值為10.27港元(二零零五年:10.38港元)。

32. SHARE OPTION SCHEMES *(continued)*

(ii) New Scheme

The Company's New Scheme was adopted for the primary purpose of providing incentives to eligible persons or rewarding for their contribution or potential contribution to the Group and will expire on 21 December 2013. Under the New Scheme, the Board of Directors of the Company may grant options to eligible persons, including (i) any director or proposed director, full-time employee or proposed employee of any member of the Group or controlling shareholder or any company controlled by a controlling shareholder; (ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; and (iii) any business or joint venture partner, contractor, agent or representative of any supplier of goods or services to or any customer or distributor of goods or services of any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder.

The total number of shares in respect of which options may be granted under the New Scheme and the Old Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital and with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

32. 購股權計劃 *(續)*

(ii) 新計劃

本公司之新計劃主要為鼓勵合資格僱員或獎勵彼等對本集團之貢獻或潛在貢獻而採納，並將於二零一三年十二月二十一日屆滿。根據新計劃本公司董事會可授出購股權予合資格人士，包括(i)本集團任何成員公司任何董事或建議董事、全職僱員或建議僱員、控權股東或控權股東控制之任何公司；(ii)本集團任何成員公司發行之任何證券之任何持有人、任何控權股東或控權股東控制之任何公司；及(iii)任何業務或合營夥伴、承包商、代理商、任何貨品或服務供應商代表、任何客戶、本集團任何成員公司之貨品或服務分銷商、任何控權股東或控權股東控制之任何公司。

於未獲本公司股東事先批准之情況下，根據新計劃及舊計劃可能授出之購股權涉及之股份總數，不得超過本公司任何時間之已發行股份10%。於未獲本公司股東事先批准之情況下，於任何一年內向任何個別人士可能授出之購股權涉及之股份數目，不得超過本公司任何時間已發行股份之1%。向主要股東或獨立非執行董事授出超過本公司股本0.1%及價值超過5,000,000港元之購股權必須事先經本公司股東批准。

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

32. SHARE OPTION SCHEMES *(continued)*

(ii) New Scheme *(continued)*

Options granted must be accepted within 21 days from the date of option offer, upon payment of HK$1.00 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, and the average closing price of the shares for the five business days immediately preceding the date of grant.

At 31 December 2006, the number of shares in respect of which options had been granted previously and remained outstanding under the New Scheme was 57,500,000 (2005: 44,000,000), representing 12.3% (2005: 9.6%) of the shares of the Company in issue at that date. The options are exercisable at any time until 21 December 2013.

32. 購股權計劃 *(續)*

(ii) 新計劃 *(續)*

授出之購股權必須於購股權發售建議起計21日內以支付每份購股權1.00港元之方式接納。購股權可於授出購股權日期起計至授出日期十週年期間內隨時行使。行使價由本公司董事釐定，且將不少於本公司股份於授出日期之收市價及股份於緊接授出日期前五個營業日之平均收市價(以較高者為準)。

於二零零六年十二月三十一日，根據新計劃已授出及尚未行使購股權所涉及之股份數目為57,500,000股(二零零五年:44,000,000股)，佔於該日本公司已發行股份之12.3%(二零零五年:9.6%)。購股權可於二零一三年十二月二十一日前之任何時間內行使。

32. SHARE OPTION SCHEMES *(continued)*

(ii) New Scheme *(continued)*

The following table discloses details of the Company's share options held by the employees (including directors):

32. 購股權計劃 *(續)*

(ii) 新計劃 *(續)*

下表披露僱員(包括董事)所持本公司購股權之詳情:

Date of grant 授出日期	Exercisable period 行使期間	Exercise price 行使價 HK$ 港元	Number of options 購股權數目 Outstanding at 1.1.2005 and 31.12.2005 於二零零五年一月一日及二零零五年十二月三十一日尚未行使	Grant during the year 年內授出	Outstanding at 31.12.2006 於二零零六年十二月三十一日尚未行使
Directors: 董事:					
26 February 2004 二零零四年二月二十六日	27.2.2004 to 21.12.2013 二零零四年二月二十七日至二零一三年十二月二十一日	11.6	17,600,000	-	**17,600,000**
15 June 2006 二零零六年六月十五日	16.6.2006 to 21.12.2013 二零零六年六月十六日至二零一三年十二月二十一日	9.58	-	9,000,000	**9,000,000**
			17,600,000	9,000,000	**26,600,000**
Employees: 僱員:					
26 February 2004 二零零四年二月二十六日	27.2.2004 to 21.12.2013 二零零四年二月二十七日至二零一三年十二月二十一日	11.6	26,400,000	-	**26,400,000**
15 June 2006 二零零六年六月十五日	16.6.2006 to 21.12.2013 二零零六年六月十六日至二零一三年十二月二十一日	9.58	-	4,500,000	**4,500,000**
			26,400,000	4,500,000	**30,900,000**
			44,000,000	13,500,000	**57,500,000**

The aggregate fair value of the option granted on 15 June, 2006 amounting to HK$10,000,000 were calculated using The Black-Scholes pricing model. The inputs into the model were as follows:

於二零零六年六月十五日授出之購股權總公平值共計10,000,000港元,此乃利用柏力克舒爾斯定價模式計算。該模式所用之資料如下:

		2006 二零零六年
Exercise price	行使價	**HK$9.58 9.58港元**
Expected volatility	預期波幅	**27.35%**
Expected life	預期年期	**1 year 一年**
Risk-free rate	無風險率	**4.407%**
Expected dividend yield	預期派息率	**5.27%**

32. SHARE OPTION SCHEMES *(continued)*

(ii) New Scheme *(continued)*

Expected volatility was determined by using the historical volatility of the Company's share price over 1 year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioral considerations.

The Group recognised the total expenses of HK$10,000,000 (2005: Nil) for the year ended 31 December 2006 in relation to share options granted by the Company.

33. RETIREMENT BENEFITS SCHEMES

All the staff in Hong Kong of the Group are required to join the Mandatory Provident Fund Scheme. The Group is required to contribute 5%, while the employees are required to contribute 5% of their salaries to the scheme to the extent of HK$1,000 for each employee.

According to the relevant laws and regulations in the PRC, the PRC subsidiaries are required to contribute a certain percentage of the salaries of their employees to the state-managed retirement benefit scheme. The only obligation of the Group with respect to the retirement benefit scheme is to make the required contributions under the scheme.

34. GOVERNMENT GRANTS

During the year, the Group received an unconditional government subsidy of Nil (2005: HK$1,887,000) towards the scientific research development. The amount has been treated as deferred income. The amount is transferred to income over the useful lives of the relevant assets and relevant expenditure incurred. This policy has resulted in a credit to income in the current year of HK$629,000 (2005: HK$1,856,000). As at 31 December 2006, an amount of HK$14,022,000 (2005: HK$14,087,000) remained to be amortised and included in other payables.

32. 購股權計劃 *(續)*

(ii) 新計劃 *(續)*

預期波幅乃利用本公司超過一年之過往股價波幅釐定。該模式所用之預期年期已根據管理層就不可轉讓性、行使限制及行為考慮等因素影響所作之最佳估計而調整。

本集團已確認截至二零零六年十二月三十一日止年度就本公司授出有關購股權之總開支10,000,000港元(二零零五年:無)。

33. 退休福利計劃

本集團之全體香港僱員均須參加強制性公積金計劃。本集團須作出5%供款，而僱員亦須向該計劃作出其薪酬5%之供款，每名僱員之供款最多為1,000港元。

根據中國有關法律及規例，中國附屬公司須向國家管理退休福利計劃作出相等於其僱員薪酬若干百分比之供款。本集團就退休福利計劃所負之責任僅為向該計劃作出所須供款。

34. 政府補助

本集團於年內並無獲得用作科研發展之無條件政府補助(二零零五年:1,887,000港元)。該數額已以遞延收入列賬。該數額於相關資產及所產生之相關費用之使用期內轉為收益。此政策導致於本年度收入進賬額為629,000港元(二零零五年:1,856,000港元)。於二零零六年十二月三十一日，尚未攤銷之數額14,022,000港元(二零零五年:14,087,000港元)已計入其他應付款項。

35. RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management during the year were as follows:

35. 有關方面之交易

本年度董事及主要管理層成員之薪酬如下：

		2006 二零零六年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元
Short-term benefits	短期福利	**11,708**	11,575
Post-employment benefits	離職後福利	**132**	132
Share based payments	以股份支付款項	**10,000**	–
		21,840	11,707

The remuneration of directors and key executives are determined by the remuneration committee having regard to the performance of individuals and market trends.

本年度董事及主要行政人員之薪酬乃由薪酬委員會參考個別人士之表現及市場趨勢後釐定。

36. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY

At 31 December 2006:

36. 本公司主要附屬公司資料

於二零零六年十二月三十一日：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本	Proportionate equity interest of the Group 本集團所持有股權比例 Directly 直接	 Indirectly 間接	Principal activities 主要業務
Truly Instrument Limited 信利儀器有限公司 (previously known as Fast Clean Limited) (前稱潔齒亮有限公司)	Hong Kong 香港	HK$100 100港元	-	100%	Trading in electric toothbrush 電動牙刷貿易
Fast Clean (U.S.A.) Inc.	United States of America 美國	US$5,000 5,000美元	-	100%	Trading of health products 健康產品貿易
Truly Electronics Manufacturing Limited 信利電子有限公司	Hong Kong 香港	HK$1,000,010 1,000,010港元	100%	-	Trading in electronic calculators 電子計算機貿易

Notes to the Consolidated Financial Statements
綜合財務報表附註

For the year ended 31 December 2006
截至二零零六年十二月三十一日止年度

36. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY *(continued)*

36. 本公司主要附屬公司資料 *(續)*

At 31 December 2006: *(continued)*

於二零零六年十二月三十一日：*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本	Proportionate equity interest of the Group 本集團所持有股權比例 Directly 直接	 Indirectly 間接	Principal activities 主要業務
Lite Tech Limited 光技術有限公司	Hong Kong 香港	HK$100,000 100,000港元	-	100%	Trading in back light 背光板貿易
Truly Electrical Products Company Limited 信利電器有限公司	Hong Kong 香港	HK$200 200港元	-	100%	Trading in motor 摩打貿易
Truly Industrial Limited 信利工業有限公司	Hong Kong 香港	HK$872,894 872,894港元	-	100%	Trading in electronic components 電子元件貿易
Truly Semiconductors (Europe) GmbH	Germany 德國	DM50,000 50,000馬克	-	100%	Trading in LCD products 液晶體顯示器產品貿易
Truly Semiconductors Limited 信利半導體有限公司	Hong Kong 香港	HK$1,000 1,000港元	-	100%	Trading in LCD products 液晶體顯示器產品貿易
Truly (USA) Inc.	United States of America 美國	US$20,000 20,000美元	100%	-	Marketing of electronic calculators 推銷電子計算機
信利電子有限公司*	PRC 中國	US$38,964,115 38,964,115美元	-	100%	Manufacture of electronic calculators 製造電子計算機
信利半導體有限公司*	PRC 中國	US$165,131,844 165,131,844美元	-	100%	Manufacture of LCD products 製造液晶體顯示器產品

36. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY *(continued)*

At 31 December 2006: *(continued)*

36. 本公司主要附屬公司資料 *(續)*

於二零零六年十二月三十一日：*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本	Proportionate equity interest of the Group 本集團所持有股權比例 Directly 直接	 Indirectly 間接	Principal activities 主要業務
信利儀器(汕尾)有限公司(前稱潔齒亮(汕尾)有限公司) *	PRC 中國	US$1,000,000 1,000,000美元	-	100%	Manufacture of electric toothbrush 製造電動牙刷
信利電機(汕尾)有限公司 *	PRC 中國	US$1,000,000 1,000,000美元	-	100%	Manufacture of motor 製造摩打
光科技術(汕尾)有限公司 *	PRC 中國	US$872,411 872,411美元	-	100%	Manufacture of back light 製造背光板

* *wholly foreign owned enterprise*

* *外商獨資企業*

The above table lists the subsidiaries of the Group which, in the opinion of directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

以上之表單列出本集團之附屬公司，按董事之意見，該等附屬公司為主要影響本集團業績或資產之公司。倘提供其他附屬公司之詳情，董事認為會做成過長的資料。

None of the subsidiaries had any debt securities outstanding at 31 December 2006 or at any time during the year.

於二零零六年十二月三十一日或年內任何時間，各附屬公司均無任何未贖回債務證券。

Financial Summary
財務資料概要

RESULTS 業績

		Year ended 31 December 截至十二月三十一日止年度				
		2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	**2006 二零零六年 HK$'000 千港元**
Turnover	營業額	857,086	1,399,898	3,406,992	4,574,079	**4,523,826**
Cost of sales	銷售成本	(613,421)	(993,521)	(2,615,969)	(3,487,719)	**(3,623,940)**
Gross profit	毛利	243,665	406,377	791,023	1,086,360	**899,886**
Other income	其他收入	10,721	7,861	16,061	27,438	**79,125**
Administrative expenses	行政費用	(101,918)	(131,717)	(130,229)	(164,459)	**(218,062)**
Distribution costs	分銷成本	(31,171)	(39,189)	(54,839)	(73,592)	**(73,666)**
Impairment losses	減值虧損	-	-	-	(14,177)	**-**
Share of results of an associate	應佔一家聯營公司業績	120	552	113	(382)	**(334)**
Finance costs	財務費用	(10,299)	(9,665)	(14,201)	(19,683)	**(35,766)**
Profit before taxation	除稅前溢利	111,118	234,219	607,928	841,505	**651,183**
Income tax expense	所得稅支出	(7,282)	(41,570)	(81,427)	(139,457)	**(119,137)**
Profit for the year	本年度溢利	103,836	192,649	526,501	702,048	**532,046**

ASSETS AND LIABILITIES 資產及負債

		At 31 December 於十二月三十一日				
		2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	**2006 二零零六年 HK$'000 千港元**
Total assets	資產總額	1,253,455	1,731,079	2,408,947	3,428,180	**4,094,541**
Total liabilities	負債總額	(389,718)	(735,847)	(1,001,008)	(1,490,135)	**(1,728,539)**
		863,737	995,232	1,407,939	1,938,045	**2,366,002**
Equity attributable to equity holders of the Company	本公司股東應佔股權	864,327	995,232	1,407,939	1,938,045	**2,366,002**
Minority interests	少數股東權益	(590)	-	-	-	**-**
		863,737	995,232	1,407,939	1,938,045	**2,366,002**

TRULY®

2/F Chung Shun Knitting Centre
1-3 Wing Yip Street, Kwai Chung,
N.T., Hong Kong

香港新界葵涌永業街1至3號
忠信針織中心2樓

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

RECEIVED

2007 MAY 15 A 10:04

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.
2. To declare a final dividend for the year ended 31 December 2006.
3. To elect Directors and to authorise the Board of Directors to fix their remuneration.
4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

5A. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

5B. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5C. "THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 17 April 2007

Notes:

(1) The Register of Members of the Company will be closed from 23 April 2007 to 27 April 2007, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5A, 5B and 5C of the above notice, a circular containing particulars of the proposed resolutions, a notice of the Annual General Meeting and an explanatory statement containing information regarding resolutions as set out in paragraphs 5A, 5B and 5C will be sent to shareholders with the Company's 2006 Annual Report.

As at the date of this announcement, the Board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.

國際狙擊手索羅斯：「炒作」就像動物世界

則，專門攻擊弱者，這種做法往往能夠百發

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

股東週年大會通告

茲通告本公司謹定於二零零七年五月十日（星期四）上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師之報告書。
2. 宣派截至二零零六年十二月三十一日止年度之末期股息。
3. 選舉董事並授權董事會釐定彼等之酬金。
4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

5A. 「動議：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力購買本公司股本中之股份；

(b) 本公司董事會根據上文(a)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(c) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

5B. 「動議：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發（不論是否根據購股權而配發）之股份總面值（並非根據(i)配售新股（定義見下文）、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兑換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者）不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議（惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排）。」

5C. 「動議擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命

公司秘書

吳瑞華

香港，二零零七年四月十七日

附註：

(1) 本公司將由二零零七年四月二十三日至二零零七年四月二十七日（首尾兩日包括在內）期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權書或其他授權文件（如有）或經公證人證明之授權文件副本，最遲須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1至3號忠信針織中心2樓），方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予一般授權。本公司之董事暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5A、5B及5C段所載決議案方面，載有有關提呈決議案之詳情、股東週年大會通告及載有關於第5A、5B及5C段所載決議案之資料之説明函件之通函將連同本公司之二零零六年年報一併寄予股東。

於本公佈日期，董事會包括執行董事林偉華先生、黃邦俊先生、張達生先生及李建華先生；以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Truly International Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)



GENERAL MANDATES
TO ISSUE AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

A letter from the Board of Directors of Truly International Holdings Limited is set out on pages 2 to 4 of this circular. A notice convening the Annual General Meeting of Truly International Holdings Limited to be held at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. (or any adjournment thereof), is set out on pages 10 to 12 of this circular.

Whether or not they intend to attend the said meeting, Shareholders are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal office at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy shall not preclude Shareholders from attending and voting at the meeting or any adjourned meeting should they so desire.

17 April 2007

CONTENTS

		Page
Definitions		1
Letter from the Board of Directors		2
Appendix I	**— Explanatory Statement**	5
Appendix II	**— Details of Directors proposed to be Re-elected at the AGM**	7
Appendix III	**— Procedures by which a poll may be demanded**	9
Notice of AGM		10

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, N.T., Hong Kong on Thursday, 10 May 2007 at 10: 00 a.m., notice of which is set out on pages 10 to 12 of this circular
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Latest Practicable Date"	12 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing The Listing of Securities on the Stock Exchange
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	at any time means the holder(s) of Shares at that time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Codes on Takeovers and Mergers and Share Repurchases
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua
Ip Cho Ting, Spencer*
Heung Kai Sing*
Chung Kam Kwong*

(independent non-executive)*

Registered Office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

17 April 2007

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide shareholders of the Company (the "Shareholders") with information relevant to the proposed general mandates to be obtained by the shareholders for the issue and repurchase of shares of nominal value of HK$0.10 each of the Company ("Shares"). A notice of the Annual General Meeting of the Company (the "AGM") to be convened to consider and, if thought fit, to pass the above proposed resolutions is set out on pages 10 to 12 of this circular. Resolution will also be proposed to re-elect the retiring Directors in accordance with the articles of association of the Company.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM (i) to grant a general mandate to the Directors to issue, allot and otherwise deal with Shares up to a maximum of 20 per cent. (i.e. 93,799,305 Shares) of the issued and fully-paid share capital of the Company of 468,996,527 Shares at the date of passing of the resolution (the "General Mandate") and (ii) to approve the addition to the General Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate (as defined below). The Directors have no present intention to issue any new Shares.

An ordinary resolution will be proposed at the AGM in respect of the granting to the Directors in the terms set out in the notice of AGM, to exercise the powers of the Company to repurchase its own securities on the Stock Exchange at any time during the period ended on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or Articles, provided that the aggregate nominal amount of Shares to be purchased shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the relevant resolution (the "Repurchase Mandate").

As at 12 April 2007, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 468,996,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 46,899,652 fully-paid Shares assuming no repurchase or issue of shares prior to the AGM.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in Appendix I to this circular.

RE-ELECTION OF DIRECTORS

According to Article 120 of the articles of association of the Company, not less than one-third of the Directors for the time being shall retire from office by rotation at every annual general meeting of the Company and the retiring Director shall be eligible for re-election.

In accordance with Article 120, Mr. Li Jian Hua, Mr. Chung Kam Kwong and Mr. Heung Kai Sing shall retire from their offices by rotation at the AGM.

Being eligible, Mr. Li Jian Hua will offer himself for re-election as executive Director and Mr. Chung Kam Kwong and Mr. Heung Kai Sing will offer themselves for re-elections as independent non-executive Directors. At the AGM, ordinary resolutions will be proposed to re-elect Mr. Li Jian Hua as executive director and Mr. Chung Kam Kwong and Mr. Heung Kai Sing as independent non-executive Directors.

Particulars relating to Mr. Li Jian Hua, Mr. Chung Kam Kwong and Mr. Heung Kai Sing are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the AGM for the purpose of considering and, if thought fit, passing ordinary resolutions is set out on pages 10 to 12 of this circular. A form of proxy is enclosed for use by Shareholders at the AGM. Shareholders are requested to complete and return the form of proxy to the Company's principal place of business in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible, but in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. The lodging of a form of proxy will not preclude a Shareholder from attending the AGM and voting in person should he so wish.

RECOMMENDATION

The Directors believe that the General Mandates to issue and repurchase shares and the re-election of Directors are in the best interests of the Company. Accordingly the Directors recommend that you vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board of
Truly International Holdings Limited
LAM WAI WAH, STEVEN
Chairman

The following is the Explanatory Statement required to be sent to shareholders by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in relation to the proposed granting to the Directors of general mandates to issue Shares (the "General Mandate") and to purchase Shares (the "Repurchase Mandate").

REPURCHASE MANDATE

It is proposed that up to 10 per cent. of the fully-paid Shares in issue as at the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased if such resolution is passed.

As at 12 April 2007, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 468,996,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 46,899,652 fully-paid Shares.

Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders to repurchase Shares in the market. Repurchases of Shares will only be made when and to the extent that the Directors believe that such repurchases will benefit the Company and its shareholders. Repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or the earnings per Share.

Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of the Cayman Islands. It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares to be repurchased and/or from the distributable profits of the Company.

Market prices

The highest and lowest market prices at which the Shares have been traded on the Stock Exchange in the previous twelve months before 12 April 2007 (being the latest practicable date prior to the printing of this document) are as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2006		
April	11.35	9.90
May	11.80	10.10
June	10.80	9.25
July	10.40	9.95
August	10.40	9.39
September	9.97	8.65
October	8.70	7.60
November	8.41	7.70
December	8.00	6.85

	Per Share	
	Highest	Lowest
	HK$	*HK$*
2007		
January	9.00	6.05
February	9.00	7.66
March	7.86	6.90
April (up to the latest practicable date)	8.02	7.13

No repurchases of Shares have been made by the Company whether on the Stock Exchange or otherwise during the six months prior to 12 April 2007.

General

The Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the Company's audited accounts for the year ended 31 December 2006. The Directors, however, do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse impact on the working capital requirements or the gearing levels of the Company at the time of the relevant purchases.

None of the Directors nor, to the best of the knowledge and belief of the Directors (having made all reasonable enquiries), any of their associates, has any present intention to sell any Shares to the Company in the event that the Repurchase Mandate is granted by shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a share repurchase, a Shareholder's proportionate interest in the voting rights of the Company will increase, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Mr. Lam Wai Wah, Steven ("Mr. Lam") and his family are beneficially interested in approximately 46.74 per cent. of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the repurchase mandate, the percentage of the issued share capital of the Company beneficially interested by Mr. Lam and his family would increase to 51.93 per cent.. Such an increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In the event that any exercise of the repurchase mandate would, to the knowledge of the Directors, have such a consequence under Rule 26 of the Takeovers Code, the Directors would not exercise the mandate to such an extent.

The details of the Directors who will retire from their offices at the AGM and being eligible, will offer themselves for re-election at the AGM, are set out below:

Mr. Li Jian Hua, aged 43, is the Head of the Group's LCD Production Division and an Executive Director of the Company. Mr. Li graduated from the Jilin University of Technology and Engineering Management in 1987 and joined the group in 1989. Prior to joining the Group, he worked in a multinational motor car manufacturer in Guangzhou City, the PRC for almost two years. Mr. Li does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he is beneficially interested in 1,238,000 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Li. His total remuneration was in the total sum of HK$3,312,000 for the financial year ended 31 December 2006. The amount comprised basic salary of HK$1,800,000 per annum, a year end performance bonus of HK$1,500,000 and contribution to Mandatory Provident Fund of HK$12,000. The level of this remuneration was reviewed by the Remuneration Committee and determined on the basis of his responsibilities to be involved in the Company, the prevailing market conditions and the performance of the Company's results. His employment with the Company may be terminated by either party at any time upon one party giving to the other party three months' prior notice in writing or payment in lieu of notice.

Mr. Chung Kam Kwong, aged 49, is an independent Non-executive Director of the Company and the Chairman of the Group's Audit, Remuneration and Nomination Committees. He is a practising Certified Public Accountant in Hong Kong and is members of the Hong Kong Institute of Certified Public Accountants and the Australian Society of Certified Practising Accountants and a council member of the Macau Society of Certified Practising Accountants. Mr. Chung has extensive experience in accounting and financial management and has been the independent Non-executive Directors of two listed companies (namely Hua Yi Copper Holdings Limited and Solartech International Holdings Limited) in Hong Kong. Mr. Chung does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Chung. The appointment of Mr. Chung as an independent non-executive director of the Company is for a term of one year. The term shall continue thereafter for successive terms of one year unless terminated by either party giving not less than one month's notice in writing to the other party. For the financial year ended 31 December 2006, Mr. Chung received an annual director's fee of HK$88,000. The amount of director's fee of Mr. Chung was reviewed by the Remuneration Committee and determined by reference to his duties and responsibilities within the Group.

Mr. Heung Kai Sing, aged 58, is an independent Non-executive Director and members of the Group's Audit, Remuneration and Nomination Committees. He has experience in textile industry. Mr. Heung does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Heung. The appointment of Mr. Heung as an independent non-executive director of the Company is for a term of one year. The term shall continue thereafter for successive terms of one year unless terminated by either party giving not less than one month's notice in writing to the other party. For the financial year ended 31 December 2006, Mr. Heung received an annual director's fee of HK$30,000. The amount of director's fee of Mr. Heung was reviewed by the Remuneration Committee and determined by reference to his duties and responsibilities within the Group.

Other than the directorships with the Company and those other directorships held by Mr. Chung Kam Kwong as disclosed in the preceding paragraph, Mr. Li Jian Hua, Mr. Chung Kam Kwong and Mr. Heung Kai Sing did not have other directorships held in listed public companies in the last three years.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders or any information that is required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

The procedures by which the Shareholders may demand a poll at general meeting of the Company are set out in this Appendix.

According to Article 81, at any general meeting a resolution put to the vote at the meeting shall be determined in the first instance by a show of hands of the members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and entitled to vote unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands) is duly demanded:

(1) by the Chairman; or

(2) by at least five members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting; or

(3) by any member or members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting.

Unless a poll is required or duly demanded in accordance with the foregoing provisions, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by any particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.

2. To declare a final dividend for the year ended 31 December 2006.

3. To elect Directors and to authorise the Board of Directors to fix their remuneration.

4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

5A. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

5B. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5C. "**THAT** the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 17 April 2007

Notes:

(1) The Register of Members of the Company will be closed from 23 April 2007 to 27 April 2007, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5B and 5C of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5A, 5B and 5C of the above notice, a circular containing particulars of the proposed resolutions, a notice of the Annual General Meeting and an explanatory statement containing information regarding resolutions as set out in paragraphs 5A, 5B and 5C will be sent to shareholders with the Company's 2006 Annual Report.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有信利國際有限公司之股份，應立即將本通函連同隨附之代表委任表格送交買主或其他承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

TRULY®
信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

發行及購回股份之
一般授權
及
重選董事

信利國際有限公司之董事會函件載於本通函第2至4頁。信利國際有限公司謹訂於二零零七年五月十日（星期四）上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，召開大會（或其任何續會）之通告載於本通函第10至12頁。

無論股東是否有意出席上述大會，敬希股東按隨附之代表委任表格所印備之指示盡快填妥表格，並且無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前交回本公司之主要辦事處，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。填妥及交回代表委任表格後，股東仍可按本身之意願，親身出席大會或其任何續會，並於會上投票。

二零零七年四月十七日

目 錄

頁次

釋義 1

董事會函件 2

附錄一 — 說明函件 5

附錄二 — 於股東週年大會上獲提名重選董事之詳情 7

附錄三 — 可能要求以投票方式進行表決之程序 9

股東週年大會通告 10

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

「股東週年大會」	指	本公司謹訂於二零零七年五月十日（星期四）上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行之股東週年大會，大會通告載於本通函第10至第12頁。
「本公司」	指	信利國際有限公司，一家於開曼群島註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事
「最後實際可行日期」	指	二零零七年四月十二日，即本通函付印前確定所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	於任何時間均指當時之股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	公司收購、合併及股份購回守則
「港元」	指	港元，香港特別行政區之法定貨幣

TRULY®
信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

董事:
林偉華
黃邦俊
張達生
李建華
葉祖亭*
香啓誠*
鍾錦光*

註冊辦事處:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

(獨立非執行)*

敬啟者:

發行及購回股份之
一般授權
及
重選董事

緒言

本通函旨在向本公司股東(「股東」)提供有關建議股東授出發行及購回本公司每股面值0.10港元之股份(「股份」)之一般授權之資料。本公司將召開股東週年大會(「股東週年大會」),以考慮並酌情通過上述建議決議案,而召開大會之通告載於本通函第10至第12頁。屆時亦會根據本公司之組織章程細則提呈決議案以重選告退之董事。

發行及購回股份之一般授權

於股東週年大會上將提呈普通決議案以(i)授予董事一般授權以發行、配發及以其他方式處理股份(以不超過通過決議案當日本公司之已發行及繳足股本(468,996,527股股份)之20%,即93,799,305股股份為限)(「一般授權」)及(ii)批准本公司根據購回授權(定義見下文)之權力購回之任何股份加入一般授權內。董事現時無意發行任何新股份。

於股東週年大會上將提呈普通決議案以按照股東週年大會通告所載之條款授權董事於(i)本公司下屆股東週年大會結束、(ii)於股東大會上撤銷或修訂該授權之日及(iii)法例或細則規定本公司必須舉行下屆股東週年大會之日（以最早者為準）止期間內隨時行使本公司權力於聯交所購回其本身之證券，惟可予購回之股份總面值不得超過本公司於通過有關決議案當日之已發行股本總面值10%（「購回授權」）。

於二零零七年四月十二日（即本文件付印前之最後實際可行日期），已發行股份之數目為468,996,527股。因此，假設於舉行股東週年大會前並無購回或發行股份，全面行使購回授權將使本公司得以購回最多達46,899,652股繳足股份。

提供有關購回授權之相關資料之説明函件載於本通函附錄一。

重選董事

根據本公司之組織章程細則第120條，不少於三分之一在任董事須於本公司每屆股東週年大會上輪席告退。退任董事將符合資格重選。

根據公司細則第120條，李建華先生、鍾錦光先生及香啓誠先生須在股東週年大會上輪席告退。

李建華先生將符合資格膺選連任執行董事，而鍾錦光先生及香啓誠先生亦膺選連任獨立非執行董事。在股東週年大會上，將提呈分別重選李建華先生為執行董事；鍾錦光先生及香啟誠先生為獨立非執行董事之普通決議案。

有關李建華先生、鍾錦光先生及香啟誠先生之詳細資料載於本通函附錄二。

股東週年大會

本公司將召開股東週年大會，以考慮並酌情通過普通決議案，召開大會之通告載於本通函第10至第12頁。隨附代表委任表格，以供股東在股東週年大會上使用。股東務請盡快填妥代表委任表格，並且無論如何最遲須於股東週年大會（或其任何續會）指定舉行時間四十八小時前交回本公司在香港之主要營業地點，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。交回代表委任表格後，股東仍可按本身之意願，親身出席股東週年大會，並於會上投票。

推薦意見

董事相信，發行及購回股份之一般授權以及重選董事乃符合本公司之最佳利益。因此，董事建議 閣下投票贊成將於股東週年大會上提呈之決議案。

此致

列位股東 台照

代表董事會
信利國際有限公司
主席
林偉華
謹啟

二零零七年四月十七日

以下為根據香港聯合交易所有限公司證券上市規則(「上市規則」)規定,就建議授予董事發行股份之一般授權(「一般授權」)及購回股份之一般授權(「購回授權」)而寄發予股東之說明函件。

購回授權

現建議倘購回授權之決議案獲通過,則最多可購回於通過該決議案以批准購回授權當日已發行之繳足股份10%。

於二零零七年四月十二日(即本文件付印前之最後實際可行日期),已發行之股份數目為468,996,527股。因此,全面行使購回授權將使本公司得以購回最多達46,899,652股繳足股份。

購回之理由

董事相信,股東一般授權董事在市場上購回股份乃符合本公司及其股東之最佳利益。購回股份將僅在董事認為此舉將對本公司及其股東有利之情況下方會進行。購回行動(視乎當時市況及資金安排而定)或能提高股價及/或每股盈利。

購回所需資金

購回股份時,本公司僅能根據其公司組織章程大綱與細則及開曼群島法例,動用可合法作購回用途之資金。預期購回所需資金會來自將被購回股份之繳足股本及/或本公司可供分派之溢利。

市價

於二零零七年四月十二日(即本文件付印前之最後實際可行日期)之前十二個月內,股份在聯交所買賣之最高及最低市價分別如下:

	每股股份	
	最高	**最低**
	港元	*港元*
二零零六年		
四月	11.35	9.90
五月	11.80	10.10
六月	10.80	9.25
七月	10.40	9.95
八月	10.40	9.39
九月	9.97	8.65
十月	8.70	7.60
十一月	8.41	7.70
十二月	8.00	6.85

	每股股份	
	最高	最低
	港元	*港元*
二零零七年		
一月	9.00	6.05
二月	9.00	7.66
三月	7.86	6.90
四月(直至最後實際可行日期)	8.02	7.13

本公司於二零零七年四月十二日之前六個月內,概無於聯交所或其他證券交易所購回股份。

一般事項

倘全面行使購回授權可能會對本公司之營運資金或負債狀況構成重大不利影響(比對本公司截至二零零六年十二月三十一日止年度之經審核賬目所披露之狀況而言)。然而,董事並不建議在足以對本公司於進行有關購回時之營運資金需求或負債水平構成重大不利影響之情況下行使購回授權。

各董事或(在各董事作出一切合理查詢後所知及所信)彼等任何聯繫人士目前無意在股東授予購回授權之情況下向本公司出售任何股份。

並無任何關連人士(定義見上市規則)通知本公司,表示倘股東授予購回授權時,彼等有意向本公司出售股份,亦無承諾不會向本公司出售股份。

董事已向聯交所承諾,在購回授權適用之情況下,彼等將根據上市規則及開曼群島之適用法例行使購回授權。

倘因購回股份而導致股東於本公司所佔之投票權益比例增加,則該項增加將被當作根據香港公司收購及合併守則(「收購守則」)之收購予以處理。因此,一名股東或一群行動一致之股東可取得或結合本公司之控制權,並有責任按收購守則第26條提出強制性收購建議。於最後實際可行日期,林偉華先生(「林先生」)及其家族實益擁有本公司已發行股本約46.74%權益。倘董事根據購回授權行使全部權力購回股份,則林先生及其家族佔本公司已發行股本之實際權益比率將會增至51.93%。根據收購守則第26條,該項增加將產生強制性收購責任。倘董事知悉行使任何購回授權將引致收購守則第26條之後果,則董事將不會行使授權至該限額。

將於股東週年大會上告退及符合資格並願意在股東週年大會上膺選連任之董事詳情載列如下：

李建華先生，現年四十三歲，本集團之液晶體顯示器生產部主管兼本公司之執行董事。李先生於一九八七年畢業於吉林工業大學管理學院，後於一九八九年加入本集團。彼於加入本集團之前，曾於中國廣州市一間國際汽車生產商任職近兩年。李先生與本公司任何董事、高級管理層或控股股東並無任何關係，且於本通函刊發日期止，彼實益擁有本公司1,238,000股普通股（定義見證券及期貨條例第XV部）。

本公司與李先生並無訂立服務合約。截至二零零六年十二月三十一日止財政年度，其總酬金合共3,312,000港元。該金額包括基本年薪1,800,000港元，年終表現花紅1,500,000港元及強制性公積金供款12,000港元。該酬金水平乃經薪酬委員會審閱，並按照其在本公司擔當之職責、現行市場狀況以及本公司業績表現釐訂。彼與本公司之僱傭關係可於任何時間由任何一方於向另一方發出三個月事先書面通知後或以支付代通知金方式終止。

鍾錦光先生，現年四十九歲，本公司之獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會的主席。彼為香港執業會計師，並為香港會計師公會資深會員，澳洲註冊會計師，亦為澳門執業會計師公會的委員會成員。鍾先生於會計及財務管理上擁有深厚經驗，並為兩間上市公司華藝銅業控股有限公司及榮盛科技國際控股有限公司的獨立非執行董事。鍾先生與本公司任何董事、高級管理層或控股股東並無任何關係，且於本通函刊發日期止，彼並無擁有本公司股份之任何權益（定義見證券及期貨條例第XV部）。

本公司與鍾先生並無訂立服務合約。鍾先生獲委任為本公司獨立非執行董事，為期一年。其後任期將自動續約一年，直至任何一方向另一方發出不少於一個月之書面通知終止為止。截至二零零六年十二月三十一日止財政年度，鍾先生收取年度董事袍金88,000港元。鍾先生之董事袍金乃經薪酬委員會審閱，並參照其於本集團之職務及責任釐定。

香啓誠先生，現年五十八歲，獨立非執行董事，並為本集團審核委員會、薪酬委員會及提名委員會之成員。彼於紡織業擁有豐富經驗。香先生與本公司任何董事、高級管理層或控股股東並無任何關係，且於本通函刊發日期止，彼並無擁有本公司股份之任何權益（定義見證券及期貨條例第XV部）。

本公司與香先生並無訂立服務合約。香先生獲委任為本公司獨立非執行董事，為期一年。其後任期將自動續約一年，直至任何一方向另一方發出不少於一個月之書面通知終止為止。截至二零零六年十二月三十一日止財政年度，香先生收取年度董事袍金30,000港元。香先生之董事袍金乃經薪酬委員會審閱，並參照其於本集團之職務及責任釐定。

除於本公司擔任董事及鍾錦光先生擔任上一段所披露的董事職務外，李建華先生、鍾錦光先生及香啟誠先生於過往三年內並無出任其他上市公司之董事職務。

除上文所披露外，概無其他事項須股東注意，亦無任何資料須根據上市規則第13.51(2)條第(h)至(v)段予以披露。

股東可能要求在股東週年大會上以投票方式進行表決之程序載於本附錄。

根據本公司細則第81條，在任何股東大會上交由大會表決之決議案，須先由股東親身出席、委派代表或（倘股東為法團）其正式授權代表出席並以舉手方式表決，除非根據上市規則之規定或（在宣佈舉手表決之結果前或當時）由下列人士正式要求以投票方式表決，則不在此限：

(1) 主席；或

(2) 最少五名親身出席、委派代表或（倘股東為法團）其正式授權代表出席且當時有權於大會上投票之股東；或

(3) 佔全體有權在大會上投票之股東之總投票權不少於十分之一，並親身出席、委派代表或（倘股東為法團）其正式授權代表出席之任何一名或多名股東。

除非有規定或按上述條文正式要求以投票方式表決，否則主席宣佈有關決議案已獲舉手表決通過或一致通過，或獲某特定過半數通過，或不獲通過，並且在載有本公司議事程式記錄之簿冊內亦登載相應之記項，即為有關事實之不可推翻確證，而毋須證明該項決議案所得贊成票或反對票之數目或比例。



信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

茲通告本公司謹定於二零零七年五月十日(星期四)上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會,以討論下列事項:

1. 省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師之報告書。

2. 宣派截至二零零六年十二月三十一日止年度之末期股息。

3. 選舉董事並授權董事會釐定彼等之酬金。

4. 委聘核數師並授權董事會釐定彼等之酬金。

作為特別事項:

考慮並酌情通過下列決議案為普通決議案(不論有否修訂):

5A. 「**動議**:

(a) 在下文(b)段規限下,全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力購買本公司股本中之股份;

(b) 本公司董事會根據上文(a)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%,故上述批准須受相應限制;及

(c) 就本決議案而言,「有關期間」指由通過本決議案當日至下列日期止之期間(以較早者為準):

(i) 本公司下屆股東週年大會結束;

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日;及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

5B. 「動議：

(a) 在下文(c)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(c) 本公司董事會根據上文(a)段所述批准所配發或同意有條件或無條件予以配發（不論是否根據購股權而配發）之股份總面值（並非根據(i)配售新股（定義見下文）、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兌換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者）不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議（惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排）。」

5C. 「動議擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

承董事會命
公司秘書
吳瑞華

香港，二零零七年四月十七日

附註：

(1) 本公司將由二零零七年四月二十三日至二零零七年四月二十七日（首尾兩日包括在內）期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述會議及於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 代表委任表格及授權書或其他授權文件（如有）或經公證人證明之授權文件副本，最遲須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1至3號忠信針織中心2樓），方為有效。

(4) 有關上述通告第5B段及第5C段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東給予一般授權。本公司之董事暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5A、5B及5C段所載決議案方面，載有有關提呈決議案之詳情、股東週年大會通告及載有關於第5A、5B及5C段所載決議案之資料之說明函件之通函將連同本公司之二零零六年年報一併寄予股東。

RECEIVED
2007 MAY 15 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua
Ip Cho Ting, Spencer*
Heung Kai Sing*
Chung Kam Kwong*

(independent non-executive)*


SEC MAIL
PROCESSING
RECEIVED
MAY 11 2007
WASH. D.C.
186
SECTION

Registered office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

19 April 2007

To shareholders

Dear Sir or Madam,

PROXY FORM
FOR
ANNUAL GENERAL MEETING

The proxy form for the forthcoming Annual General Meeting of Truly International Holdings Limited (the "Company") to be held on 10 May 2007 (the "AGM") dispatched to the shareholders of the Company (the "Shareholders") on 17 April 2007 will need to be amended by the addition of a reference to a resolution to authorise the Board of Directors of the Company (the "Board") to fix the Directors' remuneration, separate from the resolutions to elect Directors. In this regard, the Board is pleased to enclose the amended proxy form for your reference and use.

Shareholders who wish to appoint a proxy should use the amended form of proxy enclosed and lodge it at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof, whether or not they intend to be present at the AGM. The completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM or any adjournment thereof should they so wish.

Yours faithfully,
By Order of the Board
LAM WAI WAH, STEVEN
Chairman

TRULY®
信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

董事:
林偉華
黃邦俊
張達生
李建華
葉祖亭*
香啟誠*
鍾錦光*

(獨立非執行)*

註冊辦事處:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

敬啟者:

股東週年大會之
代表委任表格

於二零零七年四月十七日寄發予信利國際有限公司(「本公司」)股東有關本公司即將於二零零七年五月十日舉行的股東週年大會(「股東週年大會」)之代表委任表格將須作出修改,以加入涉及授權本公司董事會(「董事會」)釐定董事酬金的決議,與選舉董事的決議分開投票。就此而言,董事會欣然附奉經修訂之代表委任表格,供 閣下參考及使用。

有意委任代表之股東須使用隨附之經修訂代表委任表格,並不論出席與否,最遲須於股東週年大會或其任何續會指定舉行時間48小時前送達本公司之主要辦事處(地址為香港新界葵涌永業街1至3號忠信針織中心2樓)。股東填妥及交回代表委任表格後,仍可親身出席週年股東大會,並於會上投票。

此 致

列位股東 台照

承董事會命
主席
林偉華

二零零七年四月十九日

BEST AVAILABLE COPY



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Announcement of 2006 Final Results



RECEIVED
2007 MAY 15 A 10: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FINANCIAL HIGHLIGHTS *For the year ended 31 December 2006*	Audited *HK$'000*
Turnover	4,523,826
Gross profit	899,886
Net profit for the year	532,046
Basic EPS	HK$1.15
Final dividend per share	HK$0.25

CHAIRMAN'S STATEMENT

2006 was a disappointing year for the Group's results. Audited consolidated turnover for the year ended 31 December 2006 was HK$4.52 billion which was about 1% less than the last corresponding year (HK$4.57 billion). Audited net profit for the year was about HK$532 million representing a decrease of approximately 24% over 2005 (HK$702 million). During the year ended 31 December 2006, gross and net profit margins were down to 19.9% (2005: 23.8%) and 11.8% (2005: 15.3%) respectively.

Sales of the Group's Liquid Crystal Display ("LCD") products were approximately HK$4.4 billion, same as last year. The three major categories were Thin-Film Transitor ("TFT"), Colour Supertwisted Nematic ("CSTN") and Mono STN LCD Displays which accounted for 50%, 29% and 17% respectively of the total LCD's turnover. The exceptionally outperformed TFT sales during the year not only had given us more and more business opportunity in expanding our customer base, but also a strong support for the future of our upcoming in-house TFT panel production facilities. However, the Group inevitably had to suffer from this temporary drop in gross profit margins obtained from the enhanced TFT assembling business in 2006. I trust this situation will be significantly improved when we have our own panel production line starting from mid-2007.

Making good progress in diversifying to automotive, industrial and equipment market

With more hands-on experiences in developing new customers and products for automotive, industrial and equipment applications, since 2004 the Group has been making good progress in penetrating into these markets. We are about to deploy some standing technical support and engineering staff overseas such as the UK to help boost the sales to Europe and the US. Together with the strengthened marketing force in these areas, we have no doubt about its huge and positive contributions to the Group's profitability and business performance in the very near future.

Increase of more than HK$58 million in R&D and related production overheads for the new TFT production facilities

As previously announced, the Group, through a turn-key contractor, commenced the construction of a new TFT-LCD project in the middle of 2006, which is expected to have a final total cost in the region of HK$1.5 billion. The overall progress of the project is on schedule, with the construction of the factory building completed in October 2006 and equipment since being installed in stages. The principal equipment is expected to arrive from overseas in three shipments in March 2007 and it is currently projected that pilot production will commence in June 2007.

The Company had included as expenses in its consolidated financial statements for the year ended 31 December 2006 (1) the R&D expenses of approximately HK$40 million directly incurred for the TFT-LCD project and (2) the expenses of approximately HK$15 million represented by certain raw materials and production costs incurred in the R&D of the production know-how for the project. Together they represent all of the R&D expenses incurred in 2006 for the TFT-LCD project. With the general increases of production overheads, distribution costs, staff costs, administrative expenses and finance costs during the year, both gross and profit margins were therefore reduced to a large extent especially in the last two quarters.

Prospects of Truly's TFT business

It is not expected that the Group will incur and write off substantial R&D expenses in relation to the TFT-LCD project in the future. The only substantial expense item related to this project which will be charged to the Group's financial statements for periods commencing with the second half of the year ending 31 December 2007 is expected to be the recurring depreciation charge for the equipment at 15% per annum on a reducing balance basis, which is consistent with the general depreciation policy adopted by the Group for its production equipment.

With the strong order books on hand, we are confident of maintaining a satisfactory growth momentum in the short and medium terms. We believe the pressure on both the gross and net profit margins will be gradually reduced in the long run.

Truly keeps investing in human resources

Being a major reason for the drop of the Group's profitability in 2006 and a crucial element for our continued future growth, investment in competent staff will still be our key focus in 2007 and the years ahead. However, to cope with the ever-changing business environment and to make good and effective use of the Group's financial resources, the Board has assigned an executive director as the Chief Operating Officer to oversee the internal controls and risk management of all the vital functions of the Group. This measure will also ensure the change of our workforces and hence the resulting staff cost is commensurate with the business growth.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group

AUDITED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006

	NOTES	2006 *HK$'000*	2005 *HK$'000*
Revenue		4,523,826	4,574,079
Cost of sales		(3,623,940)	(3,487,719)
Gross profit		899,886	1,086,360
Other income	3	79,125	27,438
Administrative expenses		(218,062)	(164,459)
Distribution costs		(73,666)	(73,592)
Impairment loss on available-for-sale investments		—	(7,800)
Impairment loss on property, plant and equipment		—	(6,377)
Share of loss of an associate		(334)	(382)
Finance costs	4	(35,766)	(19,683)
Profit before taxation		651,183	841,505

3. OTHER INCOME

	2006 *HK$'000*	2005 *HK$'000*
Interest income	19,546	14,536
Tax refund on reinvestment (note)	38,849	—
Rental income	3,694	1,603
Gain on disposal of prepaid lease payments	2,191	—
Exchange gains	4,443	—
Forfeited deposits from customers	4,647	—
Government grants	629	1,836
Compensation income	—	1,509
Subcontracting income	—	1,636
Scrap sales	—	1,446
Other	4,706	4,852
	79,125	27,438

Note: Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 信利半導體有限公司, is entitled for the tax refund on the reinvestment on its share of profit. In current year, the income tax previously paid on the amount of reinvestment by this subsidiary has fully refunded back to the intermediate holding company of the PRC subsidiaries.

4. FINANCE COSTS

	2006 *HK$'000*	2005 *HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	35,766	19,466
Finance leases	—	217
	35,766	19,683

5. INCOME TAX EXPENSE

	2006 *HK$'000*	2005 *HK$'000*
Current tax:		
Hong Kong	35,949	50,897
PRC	82,361	73,481
Other jurisdictions	368	234
	118,678	124,612
Under(over) provision in prior years		
Hong Kong	133	(4,850)
PRC	—	1,330
	133	(3,520)
Deferred tax:		
Current year	326	18,365
Income tax expense for the year	119,137	139,457

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year. Income tax arising in PRC and other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 惠州市信利電子有限公司, is entitled to exemption from PRC enterprise income tax for the first two years commencing from its first profit-making year of operation and thereafter, the PRC subsidiary will be entitled to a 50% relief from PRC enterprise income tax of 24% for the following three years starting from 2003.

6. PROFIT FOR THE YEAR

	2006 *HK$'000*	2005 *HK$'000*
Profit for the year has been arrived at after charging		
Depreciation and amortisation on:		
Property, plant and equipment	173,135	148,904
Prepaid lease payments	2,398	2,456
Development expenditure included in cost of sales	10,625	9,453
Trademarks included in administrative expenses	242	246
	186,400	161,059
Cost of inventories	3,612,471	3,474,064
Staff costs, inclusive of directors' remuneration:		
Salaries and other benefits	230,387	187,576
Retirement benefits scheme contributions	11,547	8,515
	241,934	196,091
Auditors' remuneration		
Current year	1,842	1,693
Underprovision in prior year	—	58
Allowance for doubtful debts	3,233	9,675
Loss on disposal/write-off of property, plant and equipment	471	4,397
Operating lease rental in respect of		
Rented premises	[illegible]	[illegible]

	LCD products *HK$'000*	Electronic consumer products *HK$'000*	Consolidated *HK$'000*
Profit before taxation			651,183
Income tax expense			(119,137)
Profit for the year			532,046

For the year ended 31 December 2005

	LCD products *HK$'000*	Electronic consumer products *HK$'000*	Consolidated *HK$'000*
REVENUE			
External sales	4,389,588	184,491	4,574,079
RESULT			
Segment result	836,975	23,725	860,700
Unallocated corporate income			16,139
Unallocated corporate expenses			(1,092)
Impairment loss on available-for-sale investments	(7,800)	—	(7,800)
Impairment loss on property, plant and equipment	—	(6,377)	(6,377)
Share of loss of an associate	—	(382)	(382)
Finance costs			(19,683)
Profit before taxation			841,505
Income tax expense			(139,457)
Profit for the year			702,048

Geographical segments

The Group's manufacturing operation is located in the PRC. The sales and marketing functions are located at all reportable segments as listed below.

The revenue of the Group, analysed by location of customers, is as follows.

	Revenue by geographical segments 2006 *HK$'000*	2005 *HK$'000*
PRC	3,628,501	3,433,919
South Korea	226,908	587,569
Japan	125,854	175,194
Hong Kong	212,317	147,980
Europe	206,404	119,132
Others	133,642	110,285
	4,523,826	4,574,079

Outlook

Starting from 2007, apart from our dominant position in the China display market, we will be also seeing a notable recovery of the Group's sales to other geographical segments including Europe, South Korea and Japan. These markets were used to be our key customer bases of businesses with promising profit margins and huge turnover growth potential. Provided that these customers are supplied with the right products to their respective markets, delivered just-in-time and to the right places to reduce costs and at mutually competitive prices, these important markets will be our growth engine especially in TFT applications at least up to the next decade.

The implementation of our own TFT panel production line which we had mentioned previously was not to compete with the world's TFT mammoths. Instead it was planned in the very first place to form the front and integral part of the vertical integration chain for the final TFT module products. Two of our typically successful vertical integrations are namely the self produced compact camera modules ("CCM") and printed circuit boards (both conventional ("PCB") and flexible ("FPC") types). We will be using the same valuable experiences to explore the possibility of enlarging the existing touch panel production line to double or even triple its capacity. With all these facilities in position and of optimal productivity in the foreseeable future, we will expect another great success to come in Truly's history.

FINANCIAL ANALYSIS

Investment, Assets and Liabilities

During the year, the Group acquired plant and machinery amounting to HK$156 million and properties under development amounting to HK$232 million for the purpose of expanding its manufacturing capacity in the China factory campus.

Total assets were increased by approximately 19% to HK$4,095 million which comprised HK$2,139 million of current assets, HK$1,404 million of property, plant and equipment and HK$552 million of other long-term assets. Total liabilities were about HK$1,729 million, of which HK$1,482 million were current liabilities and HK$247 million were long term liabilities. The

	NOTES	2006 HK$'000	2005 HK$'000
Impairment loss on property, plant and equipment		—	(382)
Share of loss of an associate		(334)	—
Finance costs	4	(35,766)	(19,683)
Profit before taxation		451,283	841,505
Income tax expense	5	(119,137)	(139,457)
Profit for the year	6	332,046	702,048
DIVIDENDS	7	222,266	209,954
EARNINGS PER SHARE	8		
Basic		HK$1.15	HK$1.54
Diluted		HK$1.13	HK$1.50

AUDITED CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2006

	NOTES	2006 HK$'000	2005 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		1,443,728	1,091,452
Prepaid lease payments — non-current		99,089	98,267
Intangible assets		13,355	19,402
Goodwill		413	413
Interest in an associate		838	1,086
Available-for-sale investments		10,500	—
Deferred tax assets		836	415
Deposits paid for acquisition of property, plant and equipment		427,238	60,592
		1,955,989	1,271,627
CURRENT ASSETS			
Inventories		519,978	549,994
Prepaid lease payments — current		2,598	2,456
Trade and other receivables	9	586,704	753,253
Amount due from an associate		352	447
Tax recoverable		11,592	1,967
Bank balances and cash		1,018,228	848,436
		2,138,552	2,156,553
CURRENT LIABILITIES			
Trade and other payables	10	863,786	921,761
Tax liabilities		51,308	98,728
Bank borrowings		566,696	181,937
		1,481,790	1,202,426
NET CURRENT ASSETS		656,762	954,127
TOTAL ASSETS LESS CURRENT LIABILITIES		2,612,751	2,225,754
NON-CURRENT LIABILITIES			
Bank borrowings		207,844	249,559
Deferred tax liabilities		38,905	38,150
		246,749	287,709
		2,366,002	1,938,045
CAPITAL AND RESERVES			
Share capital		46,830	45,816
Reserves		2,319,172	1,892,229
		2,366,002	1,938,045

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006

1. **GENERAL**

The Company was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company. The Company is a public limited company with its shares listed on The Stock Exchange of Hong Kong Limited (the "SEHK"). The addresses of the registered office and principal place of business of the Company are disclosed in the section headed "General Information" to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the business of manufacture and sale of liquid crystal display ("LCD") products and electronic consumer products including MP3 players, calculators, electronic toothbrush and electronic components.

2. **APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS**

In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") which are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs had no material effect on how the results and the financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company are in the process of assessing the potential impact and so far concluded that the application of these new standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC)-Int 8	Scope of HKFRS 2[4]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC)-Int 11	HKFRS2 — Group and Treasury Shares Transactions[7]
HK(IFRIC)-Int 12	Service Concession Arrangements[8]

1. Effective for annual periods beginning on or after 1 January 2007
2. Effective for annual periods beginning on or after 1 January 2009
3. Effective for annual periods beginning on or after 1 March 2006
4. Effective for annual periods beginning on or after 1 May 2006
5. Effective for annual periods beginning on or after 1 June 2006
6. Effective for annual periods beginning on or after 1 November 2006
7. Effective for annual periods beginning on or after 1 March 2007
8. Effective for annual periods beginning on or after 1 January 2008

	2006	2005
Current year		
Underprovision in prior year	—	—
Allowance for doubtful debts	3,232	9,615
Loss on disposal/write-off of property, plant and equipment	471	4,197
Operating lease rental in respect of:		
Rented premises	4,122	3,201
Other equipment	414	318
Research costs	11,445	13,655

Of the consolidated profit for the year of HK$332,046,000 (2005: HK$702,048,000), a profit of HK$225,307,000 (2005: HK$234,937,000) has been dealt within the financial statements of the Company.

7. **DIVIDENDS**

	2006 HK$'000	2005 HK$'000
Dividend recognised as distribution during the year:		
Interim dividend paid of 23 HK cents (2005: 23 HK cents) per share	107,640	105,378
Final dividend in respect of 2005 paid of 25 HK cents (2005: in respect of 2004 of 23 HK cents) per share	114,626	104,576
	222,266	209,954

A final dividend of 25 HK cents (2005: 25 HK cents) per share has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

8. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data.

Earnings

	2006 HK'000	2005 HK'000
Earnings for the purposes of basic and diluted earnings per share	332,046	702,046

Number of shares

	2006	2005
Weighted average number of ordinary shares for the purposes of basic earnings per share	463,925,089	455,489,623
Effect of dilutive potential ordinary shares: Share options issued by the Company	6,913,577	12,969,191
Weighted average number of ordinary shares for the purposes of diluted earnings per share	470,838,666	468,458,814

9. **TRADE AND OTHER RECEIVABLES**

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

The following is an aged analysis of accounts receivable at the balance sheet date.

	2006 HK$'000	2005 HK$'000
Within 60 days	442,316	566,083
61 to 90 days	43,763	63,958
More than 90 days	53,434	24,611
	539,513	654,656

At 31 December 2006, allowance has been made for estimated irrecoverable amount of HK$12,907,000 (2005: HK$19,675,000).

10. **TRADE AND OTHER PAYABLES**

The following is an aged analysis of accounts payable at the balance sheet date:

	2006 HK$'000	2005 HK$'000
Within 60 days	473,381	665,095
61 to 90 days	93,582	38,014
More than 90 days	87,854	31,596
	654,717	734,705

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

In 2006, the sales of the Group's core business, LCD's have maintained its expansion pace for the first three quarter period. It was however the first time in a number of years that the fourth quarter (2006) was under-performed over the same quarter last year (2005). The sales mix in that period was also not favourable in the sense that the TFT assembly business (in fact of a lower profit margin) was in the absolute majority. Together with the previously mentioned R&D expenditure and related costs in connection with the new TFT-LCD project, the fourth quarter results were extremely undesirable. We believe these one-off events based on prudence's grounds are not going to happen in 2007 and the years to come.

The effects of persistently high energy price, increased labour and production overheads cost had adversely affected the pricing strategy and budgetary controls of industrialists especially manufacturers in China where economic growth is tremendous. It is always the Group's long-range plan to invest in research and product development to have less reliance on labour. The uses of the state of the art technology and production machinery have in effect enhanced productivity and production yields by minimising the defects caused by human errors and poor workmanships.

With the anticipated continuous appreciation of Renminbi ("RMB") in the foreseeable future, the Group, having its manufacturing base in China and certain proportion of its sales to the PRC domestic market, is facing another challenge in respect of the currency risk. One of the Group's PRC subsidiaries is entitled to obtain tax refunds from the Chinese Tax Authority by the retention of a significant portion of its retained profits in China as additional investments, but the resulting imbalance of inter-company transactions have resulted in the provision of an exchange difference charged to the profit and loss account with a corresponding increase in exchange reserve credited to the shareholders' equity. The management has made some hedging arrangements solely to reduce this foreign currency exposure for the day-to-day RMB transactions and for the longer term as well.

Business and Geographical Segments

Business segments

For management purposes, the Group is currently organised into two operating divisions — LCD products and electronic consumer products. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCD products	—	manufacture and distribution of LCD products
Electronic consumer products	—	manufacture and distribution of electronic consumer products

Segment information about these businesses is presented below:

For the year ended 31 December 2006

	LCD products HK$'000	Electronic consumer products HK$'000	Consolidated HK$'000
REVENUE			
External sales	4,403,989	119,837	4,523,826
RESULT			
Segment result	634,489	2,138	636,627
Unallocated corporate income			62,889
Unallocated corporate expenses			(11,433)
Share of loss of an associate	—	(334)	(334)
Finance costs			(35,766)

Total assets were increased by approximately 17% to approximately HK$4,094 million, of which HK$1,404 million of property, plant and equipment and HK$552 million of other long-term assets. Total liabilities were about HK$1,729 million, of which HK$1,482 million were current liabilities and HK$247 million were long term liabilities. The current ratio was maintained at a healthy level of 1.4.

Liquidity and Financial Resources

Turnover for the year were decreased by 1%. Net profit for the year and earnings per share were decreased by 24% and 25% respectively.

As at 31 December 2006, the surplus cash and bank balances, net of outstanding bank borrowings were about HK$244 million (2005: HK$417 million). These borrowings bear interest at prevailing market rate and their maturity profiles are shown in the notes to the financial statements.

The financial position of the Group is healthy and ready for future capital expansion while keeping a sufficiently high level of cash and bank balances (HK$1.02 billion at 31 December 2006) together with adequate unutilised banking facilities. The gearing ratio based on total liabilities, net of cash and bank balances was approximately 30%.

Capital expenditure of around HK$600 million for the next three years in respect of acquisitions of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

During the year, the Company issued 10,132,000 ordinary shares of HK$0.1 each under share option scheme at HK$2.196 per share, for a consideration of HK$22,249,872. The new shares rank pari passu with the existing shares in all respects and the issued share capital of the Company was accordingly increased to HK$46,829,653 at 31 December 2006.

The state of the Group's current order books is very good.

Except for investments in subsidiaries, an associate and the long term investment of a Japanese corporation acquired during the year amounting to HK$10,500,000, neither the Group nor the Company had held any other material investments during the year.

Additions to fixed assets mainly in properties under development and plant and machinery were approximately HK$460 million. There were no material disposals of fixed assets during the year. As at 31 December 2006, the Group had no pledge or mortgage on its fixed assets.

More than 8,000 workers and staff are currently employed in our Shan Wei factory in China and around 90 personnel in the Group's Hong Kong office. Total staff costs for the year were approximately HK$342 million.

The Group had no material contingent liabilities at the balance sheet date and exposure to fluctuations in exchange rates will be hedged, when needed.

OTHER INFORMATION

Review of Consolidated Financial Statements

The Audit Committee of the Company has reviewed the annual results of the Group for the year ended 31 December 2006. The figures in respect of the Group's consolidated balance sheet, consolidated income statement and the related notes thereto for the year ended 31 December 2006 as set out in the Preliminary Announcement have been agreed by the Group's auditors, Messrs Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

Dividends

The directors recommend the payment of a final dividend for the year ended 31 December 2006 of 25 HK cents per share (2005: 25 HK cents) which, together with the interim dividend of 23 HK cents per share (2005: 23 HK cents) paid in October, 2006, makes a total dividend for the year of 48 HK cents per share (2005: 48 HK cents).

The total dividend payout ratio for the year was about 42%.

Closure of Register of Members

The Register of Members will be closed from 23 April 2007 to 27 April 2007, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 20 April 2007.

Annual General Meeting

The 2007 Annual General Meeting of the Company will be held on 10 May 2007. A notice convening the meeting will be issued in due course.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the year.

Model Code

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the year under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

Audit Committee

The Company has an Audit Committee which was established in accordance with the code provisions of the Corporate Governance Code (the "Code") for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The Audit Committee comprises all the three independent non-executive directors namely Mr. Chung Kam Kwong, being the Chairman, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, and Mr. Wong Pong Chun, James, an executive director, as members. They meet at least four times a year.

The Group has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

Remuneration and Nomination Committees

The Company has a Remuneration Committee and a Nomination Committee respectively which were established in accordance with the relevant requirements of the Code. The two Committees are chaired by Mr. Chung Kam Kwong, an independent non-executive director and comprise three other members, namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, being independent non-executive directors and Mr. Wong Pong Chun, James, an executive director of the Company.

Corporate Governance

We have complied with all the applicable code provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules throughout the year ended 31 December 2006, except for a major deviation as below:

— Code Provision A.2.1 — The roles of the Chairman and the Chief Executive are not separated and are performed by the same individual, Mr. Lam Wai Wah, Steven. The Board will meet regularly to consider major matters affecting the operations of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of Company and believes that this structure will enable us to make and implement decisions promptly and efficiently.

Sufficiency of Public Float

The Company has maintained a sufficient public float throughout the year ended 31 December 2006.

Annual Report

The 2006 Annual Report containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the websites of the Exchange and the Company in due course.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 29 March 2007

As at the date of this announcement, the board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.

TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)
(股份代號：0732)

二零零六年度全年業績公佈

財務摘要
截至二零零六年十二月三十一日止年度

	經審核 千港元
營業額	4,523,826
毛利	899,886
本年度純利	532,046
每股基本盈利	1.15港元
每股末期股息	0.25港元

主席報告書

二零零六年對本集團而言業績未如理想。截至二零零六年十二月三十一日止年度之經審核綜合營業額約為45.2億港元，較去年同期（45.7億港元）減少1%。本年度之經審核純利約為5.32億港元，較二零零五年（7.02億港元）減少約24%。截至二零零六年十二月三十一日止年度之毛利率及純利率分別減少至19.9%（二零零五年：23.8%）及11.8%（二零零五年：15.3%）。

本集團液晶顯示器（「LCD」）的產品銷售約為44億港元，與去年相同。液晶顯示器分為薄膜電晶體（「TFT」）、彩色超扭曲向列型（「CSTN」）及單色STN LCD三大類別。該等產品佔液晶顯示器總營業額分別約為50%、29%及17%。年內TFT顯示器的銷售表現出類拔萃，不但為我們締造更多擴充集團客戶基礎之商機，同時亦為集團快將落成自設TFT面板之生產設施今後的發展給予有力支持。然而，本集團難免須承受二零零六年TFT組裝業務提升後毛利率暫時下跌之影響。本人相信，此情況在本集團於二零零七年年中擁有TFT面板生產設施之時將會大有改善。

多元化拓展至汽車、工業及設備市場之進度良好

隨著本集團積累更多豐富之經驗開發汽車界、工業界及設備界新客戶及產品，集團自二零零四年起進軍該等市場之進度理想。本集團將會派遣部分技術支援及工程人員長駐英國等海外地區，以防對激歐美等地銷量，加上本集團在該等地區之市場推廣力量強大，相信於不久將來定可大大增強集團之盈利能力，為集團之業務表現帶來之貢獻良多。

增加高逾50,000,000港元作為TFT技術之研發及興建新生產設施之相關生產經常費用

誠如較早前所公佈，本集團於二零零六年中透過一名主要承包商動工興建一項新TFT-LCD項目；預計最終總成本約為15億港元。該項目之整體進度理想，廠房大樓已於二零零六年十月落成，並分階段逐步安裝相關設備。預期主要設備將於二零零七年三月分三次從外國運抵，按照目前預期，集團將可於二零零七年六月試產。

[illegible]

信利TFT業務之前景

預期本集團日後將不會產生有關TFT-LCD項目之重大研發開支，亦無需就此作出撥備。此項目涉及之唯一一項重大開支項目將於截至二零零七年十二月三十一日止下半年起之期間於本集團財務報表扣除一項經常性之設備折舊開支，按餘額遞減法每年減少15%為基準，此乃與本集團就生產設備採納之一般折舊政策相符。

本集團目前之手頭訂單強勁，我們相信中短期而言本集團仍可保持良好之增長勢頭，一些對毛利及純利率造成之壓力長遠而言將會逐步減退。

信利堅守投資於人才的信念

珍視人才乃推動本集團今後持續增長之主要火車頭，亦是導致二零零六年本集團盈利能力下降之主因。因此二零零七年以至今後我們仍將重點投資於人才方面。為了配合瞬息萬變之營商環境，有效善用本集團之財政資源，董事會已委任一名執行董事出任營運總監一職，以監督集團旗下各主要部門之內部監控及風險管理。此項措施將可確保本集團人手之調配得宜，令員工成本可與業務同步增長。

最後，本人謹此感謝我們的股東、業務夥伴及職工對本集團業務增長一直以來的支持。

經審核綜合收益表
截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
收益		4,523,826	4,574,079
銷售成本		(3,623,940)	(3,487,719)
毛利		899,886	1,086,360
其他收入	3	79,125	27,438
行政費用		(218,062)	(164,459)
分銷成本		(73,666)	(73,592)
可供出售投資之減值虧損		–	(7,800)
物業、廠房及設備之減值虧損		–	(6,377)
應佔一家聯營公司虧損		(334)	(382)
財務費用	4	(35,766)	(19,683)
除稅前溢利		651,183	841,505
所得稅支出	5	(119,137)	(139,457)
本年度溢利	6	532,046	702,048
股息	7	222,266	209,954

4. 財務費用

	二零零六年 千港元	二零零五年 千港元
利息：		
須於五年內全數償還之銀行借貸	35,766	19,466
融資租賃	–	217
	35,766	19,683

5. 所得稅開支

	二零零六年 千港元	二零零五年 千港元
本期稅項：		
香港	35,949	50,697
中國	82,361	73,661
其他司法權區	360	254
	118,670	124,612
以往年度撥備不足／（超額撥備）：		
香港	133	(4,850)
中國	–	1,330
	133	(3,520)
遞延稅項：		
本年度	334	18,365
本年度所得稅開支	119,137	139,457

香港利得稅乃根據年內之估計應課稅溢利按17.5%（二零零五年：17.5%）之稅率計算。於中國及其他司法權區所產生之所得稅乃根據有關司法權區適用之稅率計算。

根據中國相關法律及規例，本公司其中一家中國附屬公司廣東省汕尾市信利半導體有限公司有權於首個獲利之營運年度起計首兩年豁免中國企業所得稅，而該中國附屬公司將有權由二零零三年起三年享有中國企業所得稅（稅率為24%）之50%寬減。

6. 本年度溢利

	二零零六年 千港元	二零零五年 千港元
本年度溢利於扣除下列各項後達致：		
以下各項之折舊及攤銷：		
物業、廠房及設備	173,135	148,904
預付租賃款項	2,598	2,456
發展支出（計入銷售成本）	10,625	9,455
商標（計入行政開支）	262	344
	186,620	161,159
存貨費用	3,612,475	3,474,064
員工成本（包括董事酬金）：		
薪金及其他福利	230,387	187,576
退休福利計劃供款	11,547	8,515
	241,934	196,091
核數師酬金		
本年度	1,842	1,693
以往年度撥備不足	–	50
呆賬撥備	3,232	9,675
出售／撇銷物業、廠房及設備之虧損	471	4,197
經營租約租金來自：		
租賃物業	4,122	3,301
其他設備	484	538
研究成本	11,465	13,655

於532,046,000港元（二零零五年：702,048,000港元）之本年度綜合溢利當中，225,307,000港元（二零零五年：224,937,000港元）之溢利已在本公司之財務報表中處理。

7. 股息

	二零零六年 千港元	二零零五年 千港元
於本年度確認為分派之股息：		
已派發中期股息每股23港仙（二零零五年：23港仙）	107,640	105,378

截至二零零五年十二月三十一日止年度

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
收益			
外銷	4,389,588	184,491	4,574,079
業績			
分類業績	836,975	23,725	860,700
未分配之公司收入			16,139
未分配之公司費用			(1,092)
可供出售投資之減值虧損	(7,800)	–	(7,800)
物業、廠房及設備之減值虧損	–	(6,377)	(6,377)
應佔一家聯營公司虧損	–	(382)	(382)
財務費用			(19,683)
除稅前溢利			841,505
所得稅支出			(139,457)
本年度溢利			702,048

地區分類

本集團之製造業務位於中國，銷售及市場推廣業務則位於下文所呈列之所有地區。

本集團按客戶地區分析之收益如下：

	按地區分類劃分之收益 二零零六年 千港元	二零零五年 千港元
中國	3,620,501	3,433,919
南韓	226,908	587,569
日本	125,054	175,194
香港	212,317	147,980
歐洲	206,404	119,132
其他	132,642	110,285
	4,523,826	4,574,079

前景

自二零零七年之始，本集團除了穩守中國顯示器市場之領導地位外，我們預期出口至歐洲、南韓及日本等其他地域分部之銷量亦會明顯改善。該等市場一直為本集團業務之主要客戶基地，而該等市場之毛利率十分可觀，營業額增長潛力亦非常龐大。倘本集團能夠為該等地區市場客戶供應合適產品、確保準時付運至目的地，可藉此減省成本，並達致雙方有利且具競爭力之價格，該等主要市場至少於未來十年將會成本集團之增長動力來源，尤其是TFT應用這方面。

誠如較早前所述，本集團自設的TFT面板生產線並無與全球TFT巨擘正面交鋒。在最初構思增建該條生產線之際，按計劃將會構成TFT模組產品垂直整合生產鏈之一重要部分，為集團提供生產前線之支持。本集團旗下自製小型相機模組（「CCM」）及印刷線路板（包括傳統（「印刷線路板」）及軟件（「軟性印刷線路板」）兩大類），便是集團成功垂直整合業務之最佳例子。本集團將會繼續吸取寶貴經驗，致力尋求可擴大現有超薄式面板生產線之可行性，務求可令容量得以雙倍或三倍增長。待該等設施於不久未來全部到位，且能夠達致最高生產力時，預期信利定可再創高峰，創出光輝歷史一頁。

財務狀況分析

投資、資產及負債

於年度內，集團為擴充其於國內生產基地之產能，添置總值1.56億港元之廠房及設備，以及總值2.32億港元之發展中物業。

總資產上升約19%至40.95億港元，當中計有21.39億港元流動資產、14.04億港元物業、廠房及設備及5.52億港元其他長期資產。總負債約為17.29億港元，當中包括14.82億港元流動負債及2.47億港元長期負債。流動比率維持在1.4之健康水平。

流動資金及財政資源

年內，營業額減少1%。本年度純利及每股盈利分別減少24%及25%。

	附註	二零零六年 千港元	二零零五年 千港元
本年度溢利	6	532,046	702,048
股息	7	222,266	209,954
每股盈利	8		
基本		1.15港元	1.54港元
攤薄		1.13港元	1.50港元

經審核綜合資產負債表
於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、廠房及設備		1,403,720	1,091,452
預付租賃款項 — 非流動		99,089	98,267
無形資產		13,355	19,402
商譽		413	413
一家聯營公司之權益		838	1,086
可供出售投資		10,500	—
遞延稅項資產		836	415
就收購物業、廠房及設備支付按金		427,238	60,592
		1,955,989	1,271,627
流動資產			
存貨		519,078	549,994
預付租賃款項 — 流動		2,598	2,456
應收賬項及其他應收款項	9	586,704	753,253
應收一家聯營公司款項		352	447
可收回稅項		11,592	1,967
銀行結存及現金		1,018,228	848,436
		2,138,552	2,156,553
流動負債			
應付賬項及其他應付款項	10	863,786	921,761
稅項負債		51,308	98,728
銀行借貸		566,696	181,937
		1,481,790	1,202,426
流動資產淨額		656,762	954,127
資產總額減流動負債		2,612,751	2,225,754
非流動負債			
銀行借貸		207,844	249,559
遞延稅項負債		38,905	38,150
		246,749	287,709
		2,366,002	1,938,045
資本及儲備			
股本		46,830	45,816
儲備		2,319,172	1,892,229
		2,366,002	1,938,045

綜合財務報表附註
截至二零零六年十二月三十一日止年度

1. 一般事項

本公司在開曼群島根據開曼群島公司法註冊成立為一間受豁免公司。本公司為一間公眾有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司註冊辦事處及主要營業地點之地址於年報「一般資料」一節載descending。

綜合財務報表以港元呈報，而港元亦為本公司之功能貨幣。

本公司乃投資控股公司，其附屬公司之主要業務為製造及銷售液晶體顯示器（「LCD」）產品及電子消費產品，包括MP3播放機、計算機、電動牙刷及電子零件。

2. 應用新訂及經修訂香港財務報告準則

本年度內，本集團首次採納多項由香港會計師公會（「香港會計師公會」）頒佈之新訂準則、修訂及詮釋（「新訂香港財務報告準則」），此等準則均於二零零五年十二月一日或二零零六年一月一日或之後開始之會計期間生效。採納新訂香港財務報告準則對編製及呈報本會計期間及／或過往會計期間業績和財務狀況之方式並無重大影響。

本集團並無提早採用以下已頒佈但尚未生效之新訂準則、修訂或詮釋。本公司董事正在評估其潛在影響，直至目前本公司董事認為採納該等新準則、修訂或詮釋將不會對本集團之業績及財政狀況構成重大影響。

香港會計準則第1號（修訂）	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	經營分類[2]
香港（國際財務報告詮釋委員會）詮釋第7號	根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法[3]
香港（國際財務報告詮釋委員會）詮釋第8號	香港財務報告準則第2號之範圍[4]
香港（國際財務報告詮釋委員會）詮釋第9號	內在衍生工具之重新評估[5]
香港（國際財務報告詮釋委員會）詮釋第10號	中期財務報告及減值[6]
香港（國際財務報告詮釋委員會）詮釋第11號	香港財務報告準則第2號—集團及庫存股份交易[7]
香港（國際財務報告詮釋委員會）詮釋第12號	服務特許權安排[8]

[1] 由二零零七年一月一日或之後開始之年度期間生效
[2] 由二零零九年一月一日或之後開始之年度期間生效
[3] 由二零零六年三月一日或之後開始之年度期間生效
[4] 由二零零六年五月一日或之後開始之年度期間生效
[5] 由二零零六年六月一日或之後開始之年度期間生效
[6] 由二零零六年十一月一日或之後開始之年度期間生效
[7] 由二零零七年三月一日或之後開始之年度期間生效
[8] 由二零零八年一月一日或之後開始之年度期間生效

3. 其他收入

	二零零六年 千港元	二零零五年 千港元
利息收入	20,546	14,536
重新投資之稅務退款（附註）	38,849	—
租金收入	2,694	1,603
出售預付租賃款項收益	2,191	—
兌換收益	4,863	—
從客戶沒收之按金	4,647	—
政府津貼	629	1,856
補償收入	—	1,509
外判收入	—	1,636
出售廢料	—	1,446
其他	4,706	4,852
	79,125	27,438

附註： 根據中國之有關法律及法規，本公司之中國附屬公司信利半導體有限公司有權就其應佔溢利直接再投資之稅務退款。本年度內，以往就此附屬公司承諾投資支付之新增現已參與組成中國附屬公司之直接控股公司。

[illegible]

	二零零六年 千港元	二零零五年 千港元
已派發中期股息每股23港仙（二零零五年：23港仙）	107,640	105,378
已派發二零零五年之末期股息每股25港仙（二零零五年：二零零四年之末期股息23港仙）	114,626	104,576
	222,266	209,954

末期股息每股25港仙（二零零五年：25港仙）已由董事建議，並須經由股東於應屆股東週年大會上批准。

8. 每股盈利

每股基本及攤薄盈利乃按下列數據計算：

盈利

	二零零六年 千港元	二零零五年 千港元
用作計算每股基本及攤薄盈利之盈利	532,046	702,048

股份數目

	二零零六年	二零零五年
用作計算每股基本盈利之加權平均普通股數目	463,925,689	455,489,623
潛在普通股攤薄影響：本公司所發行之購股權	6,912,977	12,969,191
用作計算每股攤薄盈利之加權平均普通股數目	470,838,666	468,458,814

9. 應收賬項及其他應收款項

本集團之政策為給予其貿易客戶平均30至90天的信貸期。

於結算日之應收賬項賬齡分析如下：

	二零零六年 千港元	二零零五年 千港元
60天以內	442,116	566,087
61至90天	43,761	63,958
90天以上	53,636	24,611
	539,513	654,656

於二零零六年十二月三十一日，就估計可收回款額的撥備為12,907,000港元（二零零五年：9,675,000港元）。

10. 應付賬項及其他應付款項

於結算日之應付賬項賬齡分析如下：

	二零零六年 千港元	二零零五年 千港元
60天以內	472,881	685,095
61至90天	93,982	38,014
90天以上	87,854	31,596
	654,717	754,705

管理層討論及分析

業務回顧

二零零六年，本集團核心業務LCD之銷售額於首三個季度仍能保持增長，但到了第四季（二零零六年）卻較去年（二零零五年）同期錄現倒退，為多年來的首次。該段期間之銷售組合亦未如理想，這是由於TFT組裝業務佔其中絕大部分，而事實上其溢利率較低，加上較早前經及新TFT-LCD項目涉及之研發開支及相關成本，此等因素均導致第四季業績欠佳。我們相信此乃一次性事件，青個而言，預料於二零零七年以至今後將不會再次出現。

能源價格持續高企、工資上漲及生產經常費用大增，凡此種種均會嚴重影響工業企業家在定價策略及財政預算控制方面之做法。中國目前經濟增長迅猛，此等因素對中國製造商所造成之影響尤其明顯。本集團一直堅持長遠發展之策略，致力注資研發技術，以求盡量減少對工人之依賴。本集團採用了尖端生產技術及先進生產設備，可盡量減低人為錯誤及技術不高所造成之影響，從而提高了生產能力及產量。

預期人民幣於不久未來將會持續升值，鑑於本集團之製造基地設於中國，加上部分銷售至中國內地市場，相信集團勢將面對來自貨幣風險之另一項挑戰。本集團其中一家中國附屬公司可享有中國稅務機關退回之稅項，惟需保留其本身之大部分溢利作為額外投資。今集團內公司間之交易不均，須於收益表內計提匯兑差額撥備，相應也增加了在股東權益中之匯兑儲備。管理層已作出若干對沖安排，以純粹就長遠而言減低集團於日常業務過程中進行人民幣交易所示的之匯兑風險。

業務及地區分類

業務分類

就管理目的而言，本集團目前經營兩大業務 — 液晶體顯示器產品與電子消費產品。本集團以此等分類作為呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器產品 — 製造及分銷液晶體顯示器產品
電子消費產品 — 製造及分銷電子消費產品

此等業務之分類資料呈列如下：

截至二零零六年十二月三十一日止年度

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
收益			
外銷	4,403,989	119,837	4,523,826
業績			
分類業績	634,489	2,138	636,627
未分配之公司收入			62,089
未分配之公司費用			(11,433)
應佔一家聯營公司虧損	—	(344)	(334)
財務費用			(35,766)
除稅前溢利			651,183
所得稅支出			(119,137)
本年度溢利			532,046

年內，營業額減少1%。本年度純利及每股盈利分別減少24%及25%。

[illegible]

本集團之財務狀況維持穩健，其同時持有高度充盈之現金及銀行結餘（於二零零六年十二月三十一日為10.2億港元），及足夠之尚未運用銀行備用額，足以應付未來之資本擴展所需。資本負債比率按總負債（經扣除現金及銀行結餘）計算約為30%。

未來三年，將有約6億港元之資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要來自內部儲備。

一般事項

年內，本公司根據購股權計劃以每股2.196港元發行10,132,000股每股面值0.1港元之普通股，股款為22,249,872港元。該等新股份與現有股份在各方面均享有同等權利，本公司於二零零六年十二月三十一日之已發行股本因此增加至46,829,653港元。

本集團現時之訂單數量非常理想。

除附屬公司及聯營公司投資，以及年內以10,500,000港元購入一家日本公司之長期投資外，本集團及本公司均無於年內持有任何其他重大投資。

年內，固定資產添置（以在建物業、廠房及設備為主）約為4.6億港元。年內概無重大出售固定資產。於二零零六年十二月三十一日，本集團並無將其固定資產質押或抵押。

現時超過8,000名工人及僱員受聘於本集團位於國內汕尾之工廠，以及約有90名員工受聘於本集團香港辦事處。年內，員工總成本約為2.42億港元。

本集團於結算日概無任何重大或然負債，如須承擔匯率波動風險，則於有需要時對沖。

其他資料

審閱綜合財務報表

本公司審核委員會已審閱本集團截至二零零六年十二月三十一日止年度之全年業績。本集團於初步公佈中所載截至二零零六年十二月三十一日止年度之綜合資產負債表、綜合收益表及相關附註之數字，已獲本集團核數師德勤。關黃陳方會計師行同意與本集團本年度之經審核綜合財務報表所載金額相同。根據香港會計師公會頒佈之香港核數準則、香港審閱委聘準則或香港保證委聘準則而言，德勤。關黃陳方會計師行就此履行之工作並不構成一項保證委聘，因此，德勤。關黃陳方會計師行亦無對初步公佈作出保證。

股息

董事建議就截至二零零六年十二月三十一日止年度派付每股25港仙（二零零五年：25港仙）之末期股息，連同已於二零零六年十月派付之中期股息每股23港仙（二零零五年：23港仙）計算，本年度之股息總額為每股48港仙（二零零五年：48港仙）。

年內之總派息比率約為42%。

暫停辦理股份過戶登記手續

股份過戶登記手續將於二零零七年四月二十三日至二零零七年四月二十七日（包括首尾兩日）暫停辦理，期間不會進行任何股份過戶登記。為符合資格收取末期股息，所有股份過戶文件連同有關股票，須於二零零七年四月二十日下午四時正前，送達本公司股份過戶分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

股東週年大會

本公司二零零七年股東週年大會將於二零零七年五月十日舉行，召開大會之通告將於適當時候發出。

購買、出售或贖回證券

本公司或其附屬公司於年內概無購買、出售或贖回本公司任何上市證券。

標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧年度未有遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十所載之上市發行人董事進行證券交易的標準守則。

審核委員會

本公司已按照企業管治常規守則（「守則」）之守則條文而成立審核委員會，以便審閱及監察本集團財務申報事宜及內部控制。審核委員會由全體三名獨立非執行董事鍾錦光先生（委員會主席）、葉祖亭先生及香啟誠先生（委員會成員），以及執行董事黃邦俊先生（委員會成員）組成。該等每年最少召開四次會議。

本集團已根據上市規則第3.13條接獲各獨立非執行董事分別發出有關其獨立性之年度確認書。本公司認為所有獨立非執行董事均為獨立人士。

薪酬委員會及提名委員會

本公司已根據守則之相關規定分別成立薪酬委員會及提名委員會。兩個委員會均由獨立非執行董事鍾錦光先生出任主席，並包括三名其他成員葉祖亭先生及香啟誠先生（本公司獨立非執行董事）以及黃邦俊先生（本公司執行董事）。

企業管治

截至二零零六年十二月三十一日止年度，本集團一直遵守上市規則附錄十四內企業管治常規守則所載之所有適用守則條文，惟以下重大偏差除外：

— 守則條文第A.2.1條 — 主席及行政總裁之職位不可分開，且由同一人（林偉華先生）出任。董事會將定期舉行會議，以考慮影響本公司運作之重大事宜。董事會認為此架構將不會使董事會與本公司管理層之間之權力及授權失衡，並相信此架構將使本集團能快速及有效制訂及推行決策。

公眾持股量充裕程度

本公司於截至二零零六年十二月三十一日止年度內一直維持足夠之公眾持股量。

年報

一份載有根據香港聯合交易所有限公司證券上市規則規定之所有資料之二零零六年年報，將於稍後刊載於聯交所及本公司的網站。

承董事會
主席
林偉華

香港，二零零七年三月二十九日

於本公佈日期，董事會包括執行董事林偉華先生、黃邦俊先生、張建生先生及李建華先生；以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

RECEIVED

South China Morning Post 7 Mar 2007



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 0732)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Group wishes to issue an update on developments in regard to the construction project for the Group's new TFT-LCD production facilities, and the likely impact of the treatment of certain R&D and related expenses related to the TFT-LCD project on the financial results of the Company for the year ended 31 December 2006.

The Company (together with its subsidiaries, the "Group") wishes to issue an update on developments in regard to the construction project for the Group's new Thin Film Transistor-Liquid Crystal Displays ("TFT-LCD") production facilities, and the likely impact of the treatment of certain research and development ("R&D") and related expenses related to the TFT-LCD project on the Company's financial results for the year ended 31 December 2006.

As previously announced, the Group, through a turn-key contractor, commenced the construction of a new TFT-LCD project in the middle of 2006, which is expected to have a final total cost in the region of HK$1.5 billion. The overall progress of the project is on schedule, with the construction of the factory building completed in October 2006 and equipment since being installed in stages. The principal equipment is expected to arrive from Japan in three shipments in March 2007 and it is currently projected that pilot production will commence in June 2007.

The Company intends to include as expenses in its consolidated financial statements for the year ended 31 December 2006 (1) the R&D expenses of approximately HK$40 million directly incurred for the TFT-LCD project and (2) the expenses of approximately HK$15 million represented by certain raw materials and production costs incurred in the R&D of the production know-how for the project. Together they represent all of the R&D expenses incurred in 2006 for the TFT-LCD project.

It is not expected that the Group will incur and write off substantial R&D expenses in relation to the TFT-LCD project in the future and the only substantial expense item related to this project which will be charged to the Group's financial statements for periods commencing with the second half of the year ending 31 December 2007 is expected to be the recurring depreciation charge for the equipment at 15% per annum on a reducing balance basis, which is consistent with the general depreciation policy adopted by the Group for its production equipment.

Taking into account the impact of these R&D expenses and based on the Group's unaudited management accounts presently available, the Company expects that the financial results of the Group for the year ended 31 December 2006 will show an approximately 20% reduction in net profit margin when compared to 2005.

The financial statements of the Group are being finalized and it is expected that the audited 2006 financial results will be released by the end of March 2007.

Shareholders and potential investors in the shares of the Company are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
Truly International Holdings Limited
Lam Wai Wah, Steven
Chairman

Hong Kong, 6 March 2007

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

香港经濟日報 7 Mar 2007

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

公佈

本公佈根據上市規則第13.09條而作出。

本集團謹此就本集團新TFT-LCD生產設施之建築工程,以及TFT-LCD工程若干研發及相關開支之處理方式可能對本公司截至二零零六年十二月三十一日止年度財務業績產生之影響刊發更新資料。

本公司(連同其附屬公司統稱「本集團」)謹此就本集團之新薄膜電晶體液晶顯示器(「TFT-LCD」)生產設施之建築工程,以及TFT-LCD項目若干研究及開發(「研發」)及相關開支之處理方式可能對本公司截至二零零六年十二月三十一日止年度財務業績產生之影響刊發更新資料。

如先前所公佈,本集團透過主要承包商於二零零六年中展開新TFT-LCD生產設施之建築工程,預期最終總成本約為15億港元左右。整體工程如期進行,工廠大樓之工程已於二零零六年十月竣工,並已分階段安裝設備。主要設備預期於二零零七年三月由日本分三次付運,現時估計將於二零零七年六月試產。

本公司擬於截至二零零六年十二月三十一日止年度之綜合財務報表中計入下列開支:(1) TFT-LCD項目直接產生之研發開支約40,000,000港元;及(2)研發該項目生產專門技術之若干原材料及生產成本約15,000,000港元。此兩項開支相當於二零零六年TFT-LCD項目之研發開支總額。

預期本集團將不會於日後就TFT-LCD項目產生及撇銷龐大研發開支,而將會計入本集團由截至二零零七年十二月三十一日止年度下半年開始期間之財務報表的唯一重大開支項目,預期將為設備每年15%之經常性折舊開支,該項折舊開支按遞減結餘法計算,與本集團就其生產設備所採納之一般折舊政策相符。

考慮到該等研發開支之影響及基於本集團目前之未經審核管理賬目,本公司預期本集團截至二零零六年十二月三十一日止年度之財務業績純利率將較二零零五年下降約20%。

本集團財務報表快將編製完成,預期二零零六年經審核財務業績將於二零零七年三月底或之前公佈。

本公司股東及有意投資股份者於買賣本公司股份時務請謹慎行事。

承董事會命
信利國際有限公司
主席
林偉華

香港,二零零七年三月六日

於本公佈日期,董事會包括四名執行董事林偉華先生、黃邦俊先生、張建生先生及李建華先生;以及三名獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

South China Morning Post

Legal & Ge



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

RESULTS ANNOUNCEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

Unaudited Results

The unaudited turnover and net profit of the Company and its subsidiaries for the nine month period from 1 January 2006 to 30 September 2006 was approximately HK$3.31 billion and HK$496 million which was about 3% more and 5% less than the corresponding period in 2005 (approximately HK$3.23 billion and HK$523 million) respectively. The unaudited gross profit margin (22.6%) for the period was less than the corresponding period in 2005 (23.5%) while unaudited net profit margin was decreased from 16.2% for the corresponding period in 2005 to 15.0% during the current period.

The unaudited total net assets of the Group as at 30 September 2006 was increased to HK$2.34 billion (HK$1.94 billion as at 31 December 2005) which was mainly attributable to the unaudited profit for the period. The unaudited current ratio as at 30 September 2006 was maintained at 2.2 times (1.8 times as at 31 December 2005). At 30 September 2006, the unaudited surplus cash and bank balances, net of outstanding bank borrowings were approximately HK$223 million (HK$417 million as at 31 December 2005).

Financial Highlights

For the nine months from 1 January 2006 to 30 September 2006

	2006 Unaudited *HK$'000*	2005 Unaudited *HK$'000*	Change %
Turnover	3,311,678	3,230,818	+3
Gross profit	749,187	759,186	-1
Net profit for the period	496,479	523,402	-5
Basic EPS	107.6 HK cents	115.3 HK cents	-7

The Board of Directors (the "Board") of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") would like to announce the Group's third quarter unaudited consolidated results for the period from 1 January 2006 to 30 September 2006 (with comparative figures for the corresponding period in the previous year) and the unaudited consolidated balance sheet at 30 September 2006 (with comparative audited figures as at 31 December 2005) as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the nine months ended 30 September 2006

	Unaudited For the period from 1.1.2006 to 30.9.2006 *HK$'000*	Unaudited For the period from 1.1.2005 to 30.9.2005 *HK$'000* (Restated)
Turnover *(Note 2)*	3,311,678	3,230,818
Cost of sales	(2,562,491)	(2,471,632)
Gross profit *(Note 3)*	749,187	759,186
Other income	15,530	10,494
Distribution costs	(56,480)	(42,402)
Administrative expenses	(106,452)	(94,757)
Profit from operations	601,785	632,521
Finance costs	(20,607)	(10,801)
Share of results of an associate	(199)	(443)
Profit before taxation	580,979	621,277
Income tax expense	(84,500)	(97,875)
Net profit for the period *(Note 4)*	496,479	523,402
Basic earnings per share *(Note 5)*	107.6 HK cents	115.3 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2006

	Unaudited 30.9.2006 *HK$'000*	Audited 31.12.2005 *HK$'000*

	Unaudited 30.9.2006 HK$'000	Audited 31.12.2005 HK$'000
NON-CURRENT ASSETS		
Property, plant and equipment	1,148,699	1,091,452
Other non-current assets	173,267	180,175
CURRENT ASSETS		
Inventories *(Note 6)*	569,002	549,994
Trade and other receivables *(Note 7)*	1,007,600	758,123
Bank balances and cash *(Note 8)*	860,238	848,436
	2,436,840	2,156,553
CURRENT LIABILITIES		
Trade and other payables	631,461	921,761
Tax liabilities	110,446	98,728
Bank borrowings *(Note 8)*	364,508	181,937
	1,106,415	1,202,426
NET CURRENT ASSETS *(Note 9)*	1,330,425	954,127
TOTAL ASSETS LESS CURRENT LIABILITIES	2,652,391	2,225,754
NON-CURRENT LIABILITIES		
Deferred tax liabilities	38,150	38,150
Bank borrowings *(Note 8)*	273,142	249,559
	311,292	287,709
	2,341,099	1,938,045
CAPITAL AND RESERVES		
Share capital *(Note 10)*	46,800	45,816
Reserves	2,294,299	1,892,229
	2,341,099	1,938,045

Notes:

1. The accounting policies and basis used in the preparations of the income statement and balance sheet, which were reviewed by the Audit Committee are the same as those used in the interim financial statements for the six month period ended 30 June 2006.
2. Unaudited consolidated turnover for the nine months ended 30 September 2006 was approximately HK$3.31 billion which was about 3% more than the same period last year (2005: approximately HK$3.23 billion).
3. Gross profit margin for the period was around 22.6% (approximately 23.5% for the same period in 2005).
4. Net profit margin for the period was around 15.0% (approximately 16.2% for the same period in 2005).
5. The calculation of the basic earnings per share is based on the net profit for the period of HK$496,479,000 (2005: HK$523,402,000) and on the weighted average number of 461,387,000 ordinary shares in issue during the period (2005: 453,840,000 shares).
6. The inventory turnover was around 61 days (58 days for the year ended 31 December 2005).
7. The trade debtor turnover was around 50 days (52 days for the year ended 31 December 2005).
8. As at 30 September 2006, the surplus cash and bank balances, net of outstanding bank borrowings were about HK$223 million (HK$417 million as at 31 December 2005).
9. The current ratio as at 30 September 2006 was maintained at 2.2 times (1.8 times as at 31 December 2005).
10. The increase in share capital was due to a total of 9,837,000 ordinary shares issued as a result of the same number of staff options being exercised during the period.

As the unaudited balance sheet at 30 September 2006 and the unaudited results for the nine months then ended may not reflect the balance sheet at 31 December 2006 and the final results for the full year then ended respectively, investors and shareholders are advised to exercise extreme caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 9 November 2006

54% of Classified Post r
abroad.



信利國際有限公司

（於開曼群島註冊成立之有限公司）
（股份代號：0732）

截至二零零六年九月三十日止九個月 業績公佈

未經審核業績

本公司及其附屬公司於二零零六年一月一日至二零零六年九月三十日止九個月期間之未經審核營業額及純利分別約為33.1億港元及4.96億港元，較二零零五年同期（約32.3億港元及5.23億港元）分別增加約3%及減少約5%。期內之未經審核毛利率(22.6%)較二零零五年同期(23.5%)減少，而未經審核純利率則由二零零五年同期之16.2%下降至本期間之15.0%。

於二零零六年九月三十日，本集團之未經審核資產淨值總額增加至23.4億港元（於二零零五年十二月三十一日為19.4億港元），乃主要由於期內之未經審核溢利所致。於二零零六年九月三十日之未經審核流動比率維持於2.2倍（於二零零五年十二月三十一日為1.8倍）。於二零零六年九月三十日，未經審核現金及銀行結餘減未償還銀行借貸之盈餘約為2.23億港元（於二零零五年十二月三十一日為4.17億港元）。

財務摘要

二零零六年一月一日至二零零六年九月三十日止九個月

	二零零六年 未經審核 *千港元*	二零零五年 未經審核 *千港元*	變動 %
營業額	3,311,678	3,230,818	+3
毛利	749,187	759,186	-1
本期間純利	496,479	523,402	-5
每股基本盈利	107.6港仙	115.3港仙	-7

信利國際有限公司（「本公司」）及其附屬公司（統稱「本集團」）之董事會（「董事會」）謹此宣佈本集團於二零零六年一月一日至二零零六年九月三十日止期間之第三季未經審核綜合業績（連同去年同期之比較數字）以及於二零零六年九月三十日之未經審核綜合資產負債表（連同於二零零五年十二月三十一日之經審核比較數字）如下：

未經審核簡明綜合收益表

截至二零零六年九月三十日止九個月

	未經審核 二零零六年 一月一日至 二零零六年 九月三十日 止期間 *千港元*	未經審核 二零零五年 一月一日至 二零零五年 九月三十日 止期間 *千港元* （重列）
營業額 *（附註2）*	3,311,678	3,230,818
銷售成本	(2,562,491)	(2,471,632)
毛利 *（附註3）*	749,187	759,186
其他收入	15,530	10,494
分銷成本	(56,480)	(42,402)
行政費用	(106,452)	(94,757)
經營溢利	601,785	632,521
財務費用	(20,607)	(10,801)
應佔一家聯營公司業績	(199)	(443)
除税前溢利	580,979	621,277
所得税開支	(84,500)	(97,875)
本期間純利（附註4）	496,479	523,402
每股基本盈利 *（附註5）*	107.6港仙	115.3港仙

簡明綜合資產負債表

於二零零六年九月三十日

	未經審核 二零零六年 九月三十日 千港元	經審核 二零零五年 十二月三十一日 千港元
非流動資產		
物業、廠房及設備	1,148,699	1,091,452
其他非流動資產	173,267	180,175
流動資產		
存貨（*附註6*）	569,002	549,994
應收賬項及其他應收款項（*附註7*）	1,007,600	758,123
銀行結存及現金（*附註8*）	860,238	848,436
	2,436,840	2,156,553
流動負債		
應付賬項及其他應付款項	631,461	921,761
稅項負債	110,446	98,728
銀行借貸（*附註8*）	364,508	181,937
	1,106,415	1,202,426
流動資產淨額（*附註9*）	1,330,425	954,127
資產總額減流動負債	2,652,391	2,225,754
非流動負債		
遞延稅項負債	38,150	38,150
銀行借貸（*附註8*）	273,142	249,559
	311,292	287,709
	2,341,099	1,938,045
資本及儲備		
股本（*附註10*）	46,800	45,816
儲備	2,294,299	1,892,229
	2,341,099	1,938,045

附註：

1. 編製經審核委員會審閱之收益表及資產負債表所用之會計政策及基準，與截至二零零六年六月三十日止六個月之中期財務報表所用者相同。
2. 截至二零零六年九月三十日止九個月之未經審核綜合營業額約為33.1億港元，較去年同期（二零零五年：約32.3億港元）增加約3%。
3. 期內之毛利率約為22.6%（二零零五年同期約為23.5%）。
4. 期內之純利率約為15.0%（二零零五年同期約為16.2%）。
5. 每股基本盈利乃根據本期間純利496,479,000港元（二零零五年：523,402,000港元）及期內已發行普通股之加權平均數461,387,000股（二零零五年：453,840,000股）計算。
6. 存貨周轉期約為61日（截至二零零五年十二月三十一日止年度為58日）。
7. 應收賬款周轉期約為50日（截至二零零五年十二月三十一日止年度為52日）。
8. 於二零零六年九月三十日，現金及銀行結餘減未償還銀行借貸之盈餘約為2.23億港元（於二零零五年十二月三十一日為4.17億港元）。
9. 於二零零六年九月三十日之流動比率維持於2.2倍（於二零零五年十二月三十一日為1.8倍）。
10. 股本增加乃由於期內行使合共9,837,000份員工購股權導致發行相同數目之普通股。

由於二零零六年九月三十日之未經審核資產負債表及截至該日止九個月之未經審核業績未必能分別反映二零零六年十二月三十一日之資產負債表及截至該日止全年之末期業績，故建議投資者及股東於買賣本公司股份時務須審慎行事。

於本公佈日期，董事會包括四名執行董事林偉華先生、黃邦俊先生、張達生先生及李建華先生；以及三名獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

承董事會命
主席
林偉華

香港，二零零六年十一月九日



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

AMENDED FORM OF PROXY FOR ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We [I], ______________________________

of ______________________________

being the registered holder(s) of [II] ____________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), HEREBY APPOINT [III] the Chairman of the Meeting or ____________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the proposed resolutions set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and my/our name(s) in respect of the resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR [IV]	AGAINST [IV]
1.	To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.		
2.	To declare a final dividend for the year ended 31 December 2006.		
3.	(a) To elect Directors:		
	— Li Jian Hua		
	— Chung Kam Kwong		
	— Heung Kai Sing		
	(b) To authorise the Board of Directors to fix the Directors' remuneration.		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To approve the Ordinary Resolutions A to C as set out in the Notice of Annual General Meeting:		
	Ordinary Resolution A	A	A
	Ordinary Resolution B	B	B
	Ordinary Resolution C	C	C

Dated this ____________ day of ____________ 2007 Signature [V] ____________

Notes:

I. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.**

IV. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1–3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holdings of Meeting or any adjournment thereof.

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.



信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

股東週年大會或其任何續會
適用之經修訂代表委任表格

本人/吾等 (附註一) ______________________________

地址為 ______________________________

為信利國際有限公司(「本公司」)股本中每股面值0.10港元股份 __________ 股 (附註二) 之登記持有人,

茲委任 (附註三) 大會主席或 ______________________________

地址為 ______________________________

代表本人/吾等出席本公司謹訂於二零零七年五月十日(星期四)上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行之股東週年大會(或其任何續會),考慮並酌情通過大會通告所載之擬提呈決議案,並按如下指示於大會(或其任何續會)上代表本人/吾等以本人/吾等名義就有關決議案投票;如無任何指示,則由本人/吾等之代表酌情投票。

	決議案	贊成 (附註四)	反對 (附註四)
1.	省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師之報告書。		
2.	宣派截至二零零六年十二月三十一日止年度之末期股息。		
3.	(a) 選舉董事:		
	一 李建華		
	一 鍾錦光		
	一 香啓誠		
	(b) 授權董事會釐定董事酬金。		
4.	委聘核數師並授權董事會釐定彼等之酬金。		
5.	批准股東週年大會通告所載之第(A)至(C)項普通決議案:		
	第A項普通決議案	A	A
	第B項普通決議案	B	B
	第C項普通決議案	C	C

日期:二零零七年 __________ 月 __________ 日　　　　簽署 (附註五) ______________________________

附註:

一、 請用正楷填上全名及地址,所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以 閣下名義登記之股份數目。如無填報股份數目,則本代表委任表格將被視為與所有以閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為受委代表,請將「大會主席或」等字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東,惟必須親自代表 閣下出席大會。本代表委任表格內之各項修改均須由簽署人簡簽示可。

四、 重要提示: 閣下如欲投票贊成某項決議案,請在「贊成」欄內加上「✓」號; 閣下如欲反對某項決議案,則請在「反對」欄內加上「✓」號。倘 閣下並無給予代表任何投票指示,則 閣下之代表可自行酌情投票。 閣下之受委代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署。如屬法人團體,則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 已簽署之本代表委任表格連同授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本,最遲須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1至3號忠信針織中心2樓),方為有效。

七、 倘屬股份之聯名持有人,名列首位之聯名持有人方可優先投票(不論親自或委派代表),其他聯名持有人概無投票權;就此而言,排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及交回本代表委任表格後仍可按本身之意願出席大會。倘 閣下在遞交本代表委任表格後出席大會,則本代表委任表格將被視為已遭撤回。



TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We [I], ______________________________

of ______________________________

being the registered holder(s) of [II] ______________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), HEREBY APPOINT [III] the Chairman of the Meeting or ______________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Thursday, 10 May 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the proposed resolutions set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and my/our name(s) in respect of the resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR [IV]	AGAINST [IV]
1.	To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2006.		
2.	To declare a final dividend for the year ended 31 December 2006.		
3.	To elect Directors and to authorise the Board of Directors to fix their remuneration.		
	— Li Jian Hua		
	— Chung Kam Kwong		
	— Heung Kai Sing		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To approve the Ordinary Resolutions A to C as set out in the Notice of Annual General Meeting:		
	Ordinary Resolution A	A	A
	Ordinary Resolution B	B	B
	Ordinary Resolution C	C	C

Dated this ______________ day of ______________ 2007 Signature [V] ______________

Notes:

I. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.**

IV. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holdings of Meeting or any adjournment thereof.

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.



信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

股東週年大會或其任何續會
適用之代表委任表格

本人／吾等(附註一) ________________________________

地址為 ________________________________

為信利國際有限公司(「本公司」)股本中每股面值0.10港元股份 ______________ 股(附註二)之登記持有人,

茲委任(附註三)大會主席或 ________________________________

地址為 ________________________________

代表本人／吾等出席本公司謹訂於二零零七年五月十日(星期四)上午十時假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行之股東週年大會(或其任何續會),考慮並酌情通過大會通告所載之擬提呈決議案,並按如下指示於大會(或其任何續會)上代表本人／吾等以本人／吾等名義就有關決議案投票;如無任何指示,則由本人／吾等之代表酌情投票。

	決議案	贊成(附註四)	反對(附註四)
1.	省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師之報告書。		
2.	宣派截至二零零六年十二月三十一日止年度之末期股息。		
3.	選舉董事並授權董事會釐定彼等之酬金。		
	— 李建華		
	— 鍾錦光		
	— 香啓誠		
4.	委聘核數師並授權董事會釐定彼等之酬金。		
5.	批准股東週年大會通告所載之第(A)至(C)項普通決議案:		
	第A項普通決議案	A	A
	第B項普通決議案	B	B
	第C項普通決議案	C	C

日期:二零零七年 __________ 月 __________ 日　　　　簽署(附註五) ______________

附註:

一、 請用正楷填上全名及地址,所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以 閣下名義登記之股份數目。如無填報股份數目,則本代表委任表格將被視為與所有以閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為受委代表,請將「大會主席或」等字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東,惟必須親自代表 閣下出席大會。本代表委任表格內之各項修改均須由簽署人簡簽示可。

四、 **重要提示: 閣下如欲投票贊成某項決議案,請在「贊成」欄內加上「✓」號; 閣下如欲反對某項決議案,則請在「反對」欄內加上「✓」號。**倘 閣下並無給予代表任何投票指示,則 閣下之代表可自行酌情投票。 閣下之受委代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署。如屬法人團體,則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 已簽署之本代表委任表格連同授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本,最遲須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1-3號忠信針織中心2樓),方為有效。

七、 倘屬股份之聯名持有人,名列首位之聯名持有人方可優先投票(不論親自或委派代表),其他聯名持有人概無投票權;就此而言,排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及交回本代表委任表格後仍可按本身之意願出席大會。倘 閣下在遞交本代表委任表格後出席大會,則本代表委任表格將被視為已遭撤回。

END